
02024271

The Boeing Company
2001 Annual Report

Vision 2016: People working together as a global enterprise for aerospace leadership.

Strategies

Run healthy core businesses

Leverage strengths into new products and services

Open new frontiers

Core Competencies

Detailed customer knowledge and focus

Large-scale systems integration

Lean enterprise

Values

Leadership

Integrity

Quality

Customer satisfaction

People working together

A diverse and involved team

Good corporate citizenship

Enhancing shareholder value

Company Description

Founded in 1916, Boeing evokes vivid images of the amazing products and services that define aerospace. Each day, more than three million people board our jetliners, 335 satellites put into orbit by Boeing launch vehicles pass overhead, and 6,000 Boeing military aircraft stand guard with air forces of 20 countries and every branch of the U.S. armed forces. We are the leading aerospace company in the world and the No. 1 U.S. exporter. We hold more than 6,000 patents, and our capabilities and related services include advanced information and communications systems, financial services, defense systems, missiles, rocket engines, launch systems and satellites. But the company is about much more than statistics or products, no matter how awe-inspiring. Our 186,900 employees, with 23,400 advanced degrees, are some of the most highly skilled, educated and motivated in the world. Partnered with hundreds of thousands more talented people at 15,842 suppliers worldwide, we see tremendous opportunities in the years ahead for connecting and protecting people, as well as streamlining our supplier network to increase profitability and improve efficiency. Among the challenges under development: a space-based air traffic management system, and a global-mobile communications system that will allow passengers on any moving platform to be connected to high-bandwidth data.

Solid performance, sustained profitability and balanced growth

- Achieved operating margins of 6.7 percent – up 12 percent from 6.0 percent in 2000, resulting in improved net earnings of more than $2.8 billion ($3.41 per share – up 40 percent) and increased revenues of $58.2 billion (up 13 percent)
- Produced strong free cash flow of more than $2.7 billion
- Delivered 527 commercial jetliners despite disruptions from the February 28 Seattle earthquake and September 11 terrorist attacks; also continued progress on product development, including the Sonic Cruiser and 777-300ER
- Launched 767 tanker program with orders from Italy and Japan and received congressional authorization to negotiate the lease of 100 USAF tankers
- Won C-130 Avionics Modernization Program with potential value of $4 billion
- Successfully completed two intercept tests in support of the Ground-based Midcourse Defense program (formerly National Missile Defense); certified the Delta IV launch vehicle and RS-68 engine for first flight; and completed preliminary design of the Future Imagery Architecture program on schedule and within cost while meeting critical performance criteria
- Received Federal Communications Commission licenses for both Connexion by Boeing[SM] and Air Traffic Management to enable further technical development and prospective customer application of their capabilities

(Dollars in millions except per share data)	**2001**	2000	1999	1998	1997
Revenues	**58,198**	51,321	57,993	56,154	45,800
Net earnings*	**2,827**	2,128	2,309	1,120	(178)
Earnings per share*	**3.41**	2.44	2.49	1.15	(0.18)
Operating margin rate	**6.7%**	6.0%	5.5%	2.8%	-0.6%
Free cash flow	**2,746**	4,910	4,809	300	560

*Losses indicated by parentheses



Left: Harry C. Stonecipher, Vice Chairman
Right: Philip M. Condit, Chairman and Chief Executive Officer

Message to Shareholders

Growing Businesses To Protect and Connect the World

For many people, 2001 brought a new paradigm. They are saying, it's not about growth, but survival. It's not about taking risks, but avoiding them. It's not about making your destiny, but making excuses.

Does this describe today's Boeing? Absolutely not. We totally reject that viewpoint.

This is a very different company. Today's Boeing is tough, competent, disciplined and well-managed. Above all, this company is strongly focused on increasing shareholder value. The way to do that is to provide exceptionally high returns, and do so consistently — through good times and bad, on the downside of a cycle as well as the upside and in the face of sudden adversity.

That is the test in front of us today. We do not shrink from it. In a real sense, we have been getting ready for this challenge since 1996. That is when, as a new CEO, I set out a 20-year vision for Boeing that would define the company when it reached its 100th anniversary in 2016. That vision led us to build a broader, more balanced portfolio of aerospace businesses. A portfolio of businesses that could *connect* and *protect* the world.

Some things changed and some didn't on September 11. It shocked and angered us to see products we had built to connect people for peaceful purposes used for acts of terror and destruction. Many nations joined the United States in waging war against terrorism. Boeing products — fighter aircraft, smart bombs, missiles, helicopters, heavy airlift, in-flight refueling tankers and satellites — were deployed to protect the peace.

One thing that won't change in the years ahead is our determination to connect and protect people. We will go on doing those two things. We do have to deal with repercussions in the marketplace. These include a sharp and perhaps prolonged reduction in demand for new commercial airplanes, and a shift in defense priorities to homeland security and the need to root out and destroy an elusive, often faceless enemy.

How well prepared are we to meet the multiple challenges of today's world? First, look at how well all of our three core businesses are performing. Second, look at all the ways in which Boeing has changed, progressed and grown – growing both bigger and, more important, closer together. Third, look at some of the new and exciting things that Boeing is doing to connect and protect people. They are the kind of things that, we believe, will truly define the future of aerospace.

Performance, Performance, Performance

We want growth, and we will grow – but it will always be disciplined, profitable growth. Everything begins with running healthy core businesses, and then, and only then, leveraging our strengths – to move into adjacent businesses, and to think of pursuing new frontiers. The three Boeing core businesses – Commercial Airplanes, Military Aircraft and Missile Systems, and Space and Communications – are all performing better than ever. That's why Boeing had all-time record earnings in 2001 – on top of record earnings in 2000.

Investors wonder: How long will it take the commercial airplane market to recover? Here we are in uncharted territory. Production rates could be depressed for as long as three or four years. In 2002, we will deliver 380 jetliners, compared with 527 in 2001. But we know we can deal with that, based on recent experience. Deliveries of Boeing jetliners decreased from 620 in 1999 to 489 in 2000. But earnings went up, not down. And they continued to go up in 2001, when Boeing Commercial Airplanes met a real milestone in achieving double-digit operating margins. Even on a reduced scale, this remains a very healthy and profitable business. Faced with a downturn, our attitude in this business, as in any other business, is to treat every cost as a variable, to challenge every single element of cost. We understand lean enterprises, and we are using that understanding to achieve some phenomenal efficiencies. That includes the introduction of moving assembly lines for the Boeing 717 and 737, with the 747 close behind. Commercial Airplanes will be lean, aggressive and ready to bounce back when the recovery in global air travel occurs.

Our operating margins continue to improve.



Operating
Margin Rate
Percent
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
97
98
99
00
01

Revenues were up about 4.5 percent for Boeing Military Aircraft and Missile Systems in 2001, helped by continued growth in Aerospace Support services to military customers. This business continues to achieve outstanding returns – with double-digit operating margins again in 2001. Boeing is a strong force in all segments of this market, including combat aircraft, despite the win by Lockheed Martin in the Joint Strike Fighter competition. The superbly capable Boeing F/A-18 Super Hornet is scheduled to remain in production at least through this decade. With the X-45, we have built a strong leadership position in unmanned combat aerial vehicles, or UCAVs. While JSF marks the end of one era in the evolution of warfare – as perhaps the last new manned fighter – UCAVs represent the beginning of another. The Boeing X-45 is a true combat vehicle – and a real game-changer. It will cost only about a third as much as a manned fighter, and it won't put a pilot or crew in harm's way. The C-17 continues to evolve as the critical centerpiece of military logistics. In a world where rapid deployment to anywhere on the globe will define the mission, the C-17 is the answer. And the development of a new tanker/transport based on the 767 will provide a much-needed replacement for the aging KC-135s. The 767 tanker has already been selected by Italy, Japan and the United States.

We have invested heavily in Boeing Space and Communications in recent years, and this business has also become a true high-performer — in every sense. Before R&D expenses, it had a double-digit operating margin in 2001. This business exemplifies one of our core competencies — large-scale systems integration. It is the prime contractor for not one, but a whole series of programs of great national and international importance. They include Ground-based Midcourse Defense (formerly called National Missile Defense), the Future Imagery Architecture program for the NRO, Airborne Laser, Space Shuttle and International Space Station. We had a perfect record of seven out of seven successful Delta II launches in 2001, and two out of two commercial Sea Launch missions. We launched the 200th Boeing-built satellite in 2001. All told, this business had a near-perfect success rate, with Boeing-supplied hardware performing flawlessly in 39 out of 40 missions. With annual revenues of more than $10 billion, up from $6.9 billion in 1998, Space and Communications is a growing and increasingly profitable business. With its large-scale systems integration expertise, it is positioned to play a key role in developing new and exciting ways of connecting and protecting people.

Even with the adverse effects of a downturn in the commercial airplane market, our core businesses, as a group, are still doing something that core businesses are supposed to do. They are generating a lot of cash — more than $2.7 billion of free cash flow in 2001 and between $2.5 and $3.0 billion anticipated in 2002. This gives us many options in seeking new ways to grow and maximize shareholder value. For example, Boeing Capital Corporation provides a perfect fulcrum for leveraging our financial strength. With support from the parent company, it is pursuing opportunities for providing financing solutions to customers across all our lines of business and to commercial finance customers outside the aerospace industry as well. We are confident of prudent, strong growth and increasing earnings in this business for years to come.

Transformation

In the mid 90s, we were looking at a future in which 85 percent of our revenues would come from one highly cyclical business. All of our eggs were in one basket — and that basket travels on an economic roller-coaster ride. Since then, we have transformed Boeing —

- From a commercial airplane manufacturer to a broad, balanced aerospace company.
- From a product-focused culture with a slow, ponderous mindset to one that is rigorously and relentlessly business-focused, with an emphasis on speed and agility.
- From an international exporter to a true global enterprise.
- From a hardware and platform provider to a solutions and systems provider.

Pictured on the cover of this annual report, our new World Headquarters, in the heart of Chicago, one of the world's great cities, is a metaphor for how this company has changed. It is not an everyday event to move the headquarters of a company as big, as long-established and as well-known as Boeing. But instead of agonizing over the move, or making it a long, drawn-out process, we did it in 167 days — less time than the average homeowner takes to move from one part of town to another. That's everything from announcing our intent, to evaluating three potential headquarters cities, to choosing one, to finding a site, fixing it up, moving in and going to work. All that happened between March 21 and September 4, 2001. That's speed of execution — and it shows our ability to pull together as one company.

The corporate center is a lean enterprise — just like our operating businesses. Not coincidentally, in announcing the move, we put additional responsibility and authority in the core operating businesses — elevating the leaders of these businesses to the position of CEOs.

When the headquarters is located in proximity to a principal business – as ours had been in Seattle – the corporate center is inevitably drawn into day-to-day business operations. We don't want to meddle. Our function is to concentrate on vision and strategy. We are focused on where we are going and how fast, how to allocate capital and resources across the corporation, how to make the best use of the Boeing brand and how best to develop our intellectual capital.

People, Programs and Synergy

Today's Boeing is far better balanced than the Boeing of a few years ago. We are less vulnerable to cycles or downturns in any one business. When one business is in a downturn, others will be growing and able to pick up the slack. However, we do not see ourselves as merely a holding company juggling a portfolio of businesses. To speak in those terms ignores the growing reality of, and the extraordinary opportunities for, synergy within and across our company.

Take tankers and surveillance aircraft. Though less glamorous than fighters and bombers, they are the supporting cast that gets those aircraft to the scene of battle in faraway places. Most airlines retired their 707s years ago. Yet the U.S. and allied air forces are still using the older KC-135 with 707 airframes for most of their tankers. We know – and they know – that the Boeing 767 airframe will do the same tasks even better, and do new things besides. It will fly longer, carry a bigger payload, use much less fuel and require far less maintenance. So here is a case of large potential sales where Military Aircraft and Missile Systems, and its Aerospace Support unit, has the customer knowledge; where Commercial Airplanes has the ideal product; and where Boeing Capital could structure the financing of a full-service package of solutions.

We more than doubled our revenues in less than 10 years, while improving our portfolio mix to make Boeing a more balanced company for future growth.


Portfolio Mix
Percent of Revenues
1993 $25.4 Billion Revenues
80%
20%
2001 $58.2 Billion Revenues
60%
40%

Boeing Commercial Airplanes
Military Aircraft and Missile Systems
Space and Communications
Boeing Capital Corporation
Connexion by Boeing
Air Traffic Management
Other

Or take Connexion by Boeing[SM] – a new business of great potential that provides two-way, high-bandwidth communications to and from mobile platforms. While the initial customers remain the commercial airlines and their passengers, the events of September 11 are expanding our business focus to include executive jet opportunities, including those operated by the government. Here, Military Aircraft and Missile Systems and Commercial Airplanes have customer knowledge, Space and Communications has the satellite technology, and we have formed a new unit to develop additional customer knowledge of end users.

Or consider Joint Strike Fighter. Were we disappointed that we lost the competition? Absolutely. Did we come away empty-handed? To the contrary, our participation in this competition was a fantastic learning experience – particularly with regard to advancements in affordability through lean design and manufacture. Phantom Works, our advanced research and development center, uses innovative techniques to push affordability and new customer solutions. Now it is speeding the knowledge gained from JSF to all parts of the enterprise, playing a critical role, for instance, in developing the technologies and design practices being used to develop the new Sonic Cruiser.

Air Traffic Management takes advantage of technology from Space and Communications, knowledge from Commercial Airplanes and Boeing systems integration expertise. ATM has put these capabilities together and proposed a revolutionary, space-based air traffic control system. Compared with the current ground-based air traffic management system, this space-based system promises dramatic benefits both in safety and security – and in efficiency and capacity.

Another opportunity for synergy is found in our Shared Services Group. We want business unit leaders to be focused on their customers and the products and services that they need. Shared Services focuses on non-production operations and the huge infrastructure required to run Boeing efficiently. It ensures that computers and networks operate with high reliability. It provides facility services. It delivers about one million pieces of mail and packages per day. It runs one of the largest travel agencies in the United States. Without Shared Services, business units would spend more time on infrastructure detail and have far less commonality.

Clearly, there are complementary business opportunities and technologies all across Boeing. The real key to having great synergy is motivated and dedicated people.

In our corporate center and in every business unit, we have rooms with chips on the walls representing leaders and up-and-coming leaders in the company. These chips contain significant information, including how long they have been in position. We want people moving around regularly. That can't happen just with vertical moves. It means a lot of horizontal moves. Moving people so that they see the world from different perspectives fulfills a powerful business need.

The Boeing Leadership Center in St. Louis facilitates the free movement of people and ideas. Serving as the company crossroads, it draws people from all the businesses and brings them together in intense one-, two- or four-week courses teaching leadership skills, global knowledge and business acumen. No one comes away from these courses without knowing other people across the enterprise. All come away changed by the experience. They get the company vision and strategy straight from the top — hearing directly from both of us, as well as from other members of the Executive Council. We are building the future leaders of Boeing.

In Conclusion

If I may depart from the ordinary form of annual report letters, I want to wish the best to my co-leader and co-writer, Harry Stonecipher, who will retire in May, having already served an additional year past the age of 65. Harry is a great leader with a passion for winning, and he has been a terrific partner to me over the past four years.

We share the same clear vision of where this company is going and the same confidence that Boeing is more than equal to the task of surmounting any and all difficulties along the way. We share the view that Boeing will be successful because of its wonderful and talented people.

Our vision is not a continuation of the past, when the aerospace industry put enormous resources and intelligence into each new generation aircraft. In the future, we will put more and more of the intelligence at a higher level — in the networks and systems that tie individual platforms together and allow people to see the big picture. We will continue to build systems that bring people together and provide for safety and security — we will *connect* and *protect* people.

Forever New Frontiers,



Philip M. Condit
Chairman and
Chief Executive Officer



Harry C. Stonecipher
Vice Chairman



Company Officers

Standing left to right:	James F. Palmer	Senior Vice President, The Boeing Company President, Boeing Capital Corporation
	James C. Johnson	Vice President, Corporate Secretary and Assistant General Counsel
	John D. Warner	Senior Vice President and Chief Administrative Officer
	Walter E. Skowronski	Vice President of Finance and Treasurer
	Alan R. Mulally	Senior Vice President, The Boeing Company President and CEO, Commercial Airplanes
	Thomas R. Pickering	Senior Vice President, International Relations
	David O. Swain	Senior Vice President of Engineering and Technology and Chief Technology Officer
	James B. Dagnon	Senior Vice President, People
	James F. Albaugh	Senior Vice President, The Boeing Company President and CEO, Space and Communications
	James A. Bell	Vice President of Finance and Controller
	Scott E. Carson	Senior Vice President, The Boeing Company President, Connexion by Boeing℠
	John B. Hayhurst	Senior Vice President, The Boeing Company President, Air Traffic Management
	Judith A. Muhlberg	Vice President, Communications
	Gerald E. Daniels	Senior Vice President, The Boeing Company President and CEO, Military Aircraft and Missile Systems
Seated left to right:	Laurette T. Koellner	Senior Vice President, The Boeing Company President, Shared Services Group
	Rudy F. de Leon	Senior Vice President, Washington, D.C. Operations
	Douglas G. Bain	Senior Vice President and General Counsel
	Michael M. Sears	Senior Vice President, Chief Financial Officer

Boeing continues to be focused on one fundamental proposition — to connect and protect people.





Foundation for Shareholder Value

Vision Boeing is in the midst of a transformation that will leave no operation untouched. Our transformation as a company is rooted in our vision. Boeing's vision statement consists of just 10 words: "**People working together as a global enterprise for aerospace leadership.**" But these words form the foundation for the way we operate.

Our vision begins with "**people**." We regard teamwork – "**people working together**" – as a fundamental part of who we are and how we function. Even with 186,900 employees, we are one team, one company. Diverse and highly motivated people who continue to learn and face new challenges are our best resource in taking this company forward. That is why we invest so much in the intellectual growth and development of our people.

Our Office of Technology is an important part of this development. Through its different units – Boeing Phantom Works, Boeing Ventures, Intellectual Property Business and University Relations – our World Headquarters Technology Office is responsible for creating an environment that attracts, grows, maintains and leverages one of our greatest assets: the intellectual capital of the enterprise.

In 2001, nearly 30,000 people – more than 15% of our employees – capitalized on our Learning Together Program, which picks up the full cost of tuition for any Boeing employee who wishes to pursue further education or advanced degrees at the university level. More than 6,000 people experienced the Boeing Leadership Center, where we integrate business and leadership curricula with the goal of developing

Producing sustainable earnings growth rather than market-driven cyclical performance is driving the diversity of our portfolio.

great business leaders. The Center helps people learn how to lead teams and achieve outstanding results in today's dynamic global economy. In large part because of the success of the Learning Together Program and the Leadership Center, *Training Magazine* recently recognized Boeing as one of the top 15 companies worldwide for excellence in our training, learning and development programs for employees, and for the impact of those programs on our business.

Further, our method of identifying and evaluating prospective future leaders of the company puts a premium on their willingness and eagerness to tackle new and different job assignments in a wide variety of places within our global enterprise.

For us, being "**global**" means more than having customers in 145 countries. We are approaching it not just as a geographical concept, but as a reflection of how we operate. While we view the world as a global economy and base of operations, we are expanding our presence in countries around the world to be more effective locally. We are hiring people who have in-depth knowledge of and experience in local culture, history, government and population. Our objectives are to create significant growth by opening markets, seizing new opportunities and improving our return on investment with lower costs and access to technology and resources.

In fact, our Office of Technology, as part of its efforts, has much to offer – and much to gain – from expanded affiliations with universities and technical institutes around the world. Partnering with others, we also intend to create a number of international


Phantom Works
Shared Services
Shared Services
Process Councils
Process Councils
Commercial Airplanes
Military Aircraft and Missile Systems
Boeing Capital Corporation
Boeing World Headquarters
Space and Communi-cations
Air Traffic Management
Connexion by Boeing
Phantom Works
Phantom Works
Process Councils
Shared Services

As a key element of transforming The Boeing Company, we established a corporate architecture that continues our attention to operational performance improvements, while investing capital wisely in new growth opportunities.

The new, lean Boeing World Headquarters focuses on shareholder value, develops the strategic direction of the company and allocates the human and financial resources needed to implement the company's business strategies.

Shared Services Group focuses on infrastructure and support across Boeing to allow our business units to focus on revenue generation and growth, adding value by consolidating processes and leveraging the buying power of the entire enterprise.

Our research and development organization — Phantom Works — acts as the technological glue for the company, developing and transitioning technology and expertise to our products and business processes.

Companywide Process Councils provide leadership to ensure that best practices, tools and processes are shared and implemented across The Boeing Company.

The six operating business units remain responsible for day-to-day operations and continued solid business performance, driven by economic profit targets that directly align with our shareholders' interests.

The result is a company with enormous capability and enormous opportunity.

Incremental change is not good enough; we need to adapt and advance our business relationships at speeds consistent with our business strategy.

Boeing-sponsored International Technology Summits bring together world technology leaders and opinion-makers in strategic markets. These dynamic forums allow Boeing to tune into international thinking in technology development, and to explore opportunities for closer global collaboration.

research and technology centers around the globe. In 2001, we announced that the first of these would be established in Madrid, Spain. The center will open in the Spring of 2002.

Last year we changed the next word in our vision statement from "company" to "**enterprise**." While "company" has well-defined boundaries, "enterprise" better captures the pervading spirit of Boeing, including our partnerships with suppliers. Enterprises are infused with the spirit of initiative at all levels of the organization — a spirit that encompasses not only our own people but also our suppliers and our customers. And Boeing isn't in just any business or any cluster of businesses. Our business is "**aerospace**."

Our vision ends with "**leadership**." We are not here to be also-rans. We are here to lead, to be the best, nothing less. In 2001, we promoted the leaders of our three largest operating units to CEOs, for the express purpose of giving them more authority and responsibility in the operation of their businesses. Similarly, we have made Boeing Capital Corporation, Air Traffic Management and Connexion by Boeing℠ standalone business entities that report directly to the corporate center. Finally, in one of the most important strategic events of 2001, we moved our World Headquarters to Chicago. We did this because it is separated from (though within easy reach of) all of the principal business units. Experience has taught us that there is a tendency for people in the corporate center to become overly involved in



We equip our people with the knowledge and skills they need to not just deal with change, but lead it.

The Boeing Leadership Center in St. Louis gives employees a chance to experiment with concepts and convert them into daily practice, defining a shared company culture. In addition, Leadership Center staff members deliver other tools for leadership regionally through locally based classes and online tutorials.

day-to-day operations when the center is colocated with a business unit. That is distracting and counterproductive for both sides.

With a total of 400 people, our new World Headquarters in Chicago is a lean enterprise in its own right. Here, we are focused on looking ahead and providing leadership in a few critical areas: determining and articulating the vision and strategy, shareholder value accountability, financial community relationships, the allocation of resources across the company, cultivation of future leaders, management of the brand, protection and development of our intellectual capital, and creation and maintenance of a culture that helps move people and ideas across all parts of our global enterprise.

Strategy When Boeing acquired Rockwell Aerospace in 1996, it marked the beginning of the transformation articulated in our vision, from a predominantly commercial airplane company to the broadest of aerospace companies. The transformation continued with the merger of McDonnell Douglas into Boeing in 1997, and the acquisitions in 2000 of Hughes Space and Communications and Jeppesen Sanderson.

That makes us not only the biggest but also the most balanced of aerospace companies. As a result, we are much less vulnerable than we used to be to cycles in any one business. This is a critical element of our transformation strategy. If one of the markets we serve is in a downturn, there will be opportunities for growth in other markets. Just as important, in spanning the whole spectrum of aerospace, we discovered enormous opportunities for gain that come from moving people, products,


ATD
Division
Mike
Long

Our strategy to transform Boeing and bring a better balance to our portfolio is being validated by changes in our markets.

ideas and technology from one place to another. These opportunities all depend upon our ability — big as we are — to act as one company, one enterprise.

Key to that ability are three unifying mechanisms that drive essential technologies, common systems and processes, information and change throughout the company. The first, Boeing Phantom Works (see pages 26–27), our advanced research and development group, acts as a catalyst to rapidly propagate and disseminate advanced technologies and cost-saving processes across the enterprise. Second, Boeing Shared Services Group provides common infrastructure and processes that connect data and people, reduce costs, improve the environment, stimulate employees and protect people and products. For example, our e-commerce efforts are demonstrating solid opportunities for cost reduction. Third, process councils, representing all major functional areas (for example, engineering, supplier relations and people), reinforce the sharing of good ideas and best practices at multiple levels across the enterprise.

At the heart of the enterprise, integrating the efforts of the business units and support organizations, lies the corporate center. The success or failure of a company may come down to whether its corporate center adds — or subtracts — value. The mission of the corporate center at Boeing is to add value by unifying a diverse global enterprise and providing a focus to its efforts. We believe that with a compelling vision — and the unity that comes from strong leadership — our people will be able to achieve great things.

Boeing Business Strategies
January
• Quarterly Performance Review
• Annual Senior Management Meeting (Top 300 Executives)
• Process Council Report Out to Executive Council
February
• Strategy Reviews
–Connexion by Boeing
–Air Traffic Management
–Government Relations
• Board of Directors Meeting
• Succession Planning Review
March
• Strategy Reviews
–Military Aircraft and Missile Systems
–International Relations
–Shared Services
Second Quarter
April
• Quarterly Performance Review
• Process Council Report Out to Executive Council
• Annual Shareholders Meeting
• Board of Directors Meeting
May
• Strategy Reviews
–Commercial Airplanes
–Boeing Capital Corporation
• Annual Investor Conference
June
• Strategy Reviews
–Space and Communications
–Phantom Works
• Board of Directors Meeting
Third Quarter
July
• Quarterly Performance Review
• Process Council Report Out to Executive Council
August
• Strategy Reviews
–Shared Services
–Connexion by Boeing
–Air Traffic Management
• Board of Directors Meeting
• Succession Planning Review
September
• Strategy Reviews
–Military Aircraft and Missile Systems
–Government Relations
–International Relations
Fourth Quarter
October
• Quarterly Performance Review
• Process Council Report Out to Executive Council
• Board of Directors Meeting
November
• Strategy Reviews
–Commercial Airplanes
–Boeing Capital Corporation
• Long-range Business Plan
December
• Strategy Reviews
–Space and Communications
–Phantom Works
• Board of Directors Meeting

Strategic Approach
We are gaining momentum and performance collectively in our results across the enterprise. Our strategic plan for future growth is straightforward: run healthy core businesses, leverage strengths into new products and services, and open new frontiers. The use of the continuous process recapped in this diagram ensures that we will remain focused on long-term planning and strategic direction, while maintaining strong operational performance.



Our consistent gains in lean manufacturing mean
faster, more efficient
airplane assembly.
1:00

As part of the lean manufacturing efforts, factory floor time markers allow employees to gauge status of the 737 moving assembly line for paced and efficient production. This manufacturing tool is a key aspect of our lean enterprise approach.

The year 2001 was profoundly challenging for Commercial Airplanes. The events of September 11 sharply reduced near-term demand for new airplanes. Working with our customers, Commercial Airplanes responded aggressively and decisively to deliver airplanes in the near term, re-phase deliveries in the intermediate term and swiftly reduce production and resources accordingly. Product development is focused on critical technologies for products like longer-range 777s, a quieter 747 and the Sonic Cruiser, and planned production efficiencies are proceeding.

A major key to continuing profitability lies in manufacturing innovations. Commercial Airplanes is revolutionizing manufacturing with continuously moving production lines and simplified designs that are easier and faster to assemble. The 737 moving line has achieved substantial reductions in lead time, cycle time, inventory, defects, crane movement and tool maintenance. Similarly, the 717 moving line has dramatically reduced production build time. Complete conversion of the single-aisle model production lines to moving lines is expected in 2002, when time in final assembly for these models will have been cut by half.

In 2001, the 717 enjoyed dispatch reliability exceeding 99 percent. Boeing delivered the first 737-900, and the Next-Generation 737 family celebrated its 1,000th delivery. We launched the 747-400 Long-Range Freighter, and expanded the 757-300 into new markets, including North America and the United Kingdom. The 767 celebrated 20 years of service, while the new Longer-Range 777-300 achieved 25 percent design release.

The Sonic Cruiser, announced in 2001, will allow travelers to go where they want to go, when they want to go, with preferred point-to-point service. Intended for speeds around .98 Mach, it will fly faster and higher than any airplane in production today and achieve time savings of 15 to 20 percent. Quieter, with all-new engines to achieve "Design for the Environment" goals for fuel burn, noise and emissions, the first Sonic Cruiser could enter service in 2008.

Aviation services remains a significant potential growth market. Commercial Aviation Services continues to expand, placing key focus on electronic tools like the Boeing Laptop Tool for pilots, extension of the Portable Maintenance Aid to non-Boeing airplanes and online warranty claim filing. Aviation Services also introduced the Global Aviation Inventory Network to help airlines manage their spare parts, delivered the first Boeing Business Jet 2, introduced the first modified 757 Special Freighter and established a Security and Safety Services initiative to help our customers make the global transportation system more secure and efficient.

We see our role as a change agent for the ways that our customers protect freedom.



The C-17 Globemaster III is the U.S. Air Force's premier airlift aircraft. It can carry heavy and outsized cargoes, fly intercontinental distances, refuel in flight and land in under 3,000 feet. The C-17 also performs airdrop and aeromedical evacuation missions, such as dropping more than 2.4 million humanitarian meals to refugees in Afghanistan.

Military Aircraft and Missile Systems

The broad portfolio and exceptional program management capabilities of Boeing Military Aircraft and Missile Systems continue to fuel growth, yield double-digit operating margins and increase customer satisfaction. Boeing designs, develops, produces and supports a wide range of military aircraft and weapon systems – including airlift, tanker, transport and fighter aircraft; rotorcraft; and precision munitions.

Growth in the worldwide Military Aerospace Support organization continues to be a substantial source of revenue. Through this organization, Military Aircraft and Missile Systems offers the full spectrum of maintenance, modification, training and logistics support services to help customers minimize product life cycle costs and to sustain high readiness rates.

With our ability to apply pioneering processes and technologies across business units, Boeing provides unique solutions to the challenges our defense customers face. In addition to continually improving current military aircraft, weapon systems and support services, we are increasing our focus on additional areas key to the future, including tanker/transports, other commercial derivatives, long-range precision munitions and unmanned systems.



Combining the expertise of both our commercial and military aircraft businesses, Boeing is a strong competitor in the growing tanker/transport market. In 2001, Italy and Japan selected Boeing to develop and build four 767 military tanker/transports each. Winning these two competitions launched Boeing into a global market, valued at almost $100 billion. Later in 2001, the U.S. government authorized the U.S. Air Force to begin negotiations with Boeing on a lease of 100 767 tankers. Because the 767 airframe offers proven air-refueling systems and flexible interior configurations, it is the optimal platform for the tanker/transport mission.

In 2001, Military Aircraft and Missile Systems and Phantom Works, the company's research and development arm, formed a business organization to lead Boeing into the unmanned systems of the next decade. The unit's concepts, such as the Boeing Phantom Works X-45 Unmanned Combat Air Vehicle, or UCAV, are true agents of change. A stealthy vehicle, the UCAV is also designed to detect and destroy threats that the enemy would prefer to keep hidden. It will operate in networks, at one-third the cost of a conventional strike aircraft, without putting crews in harm's way.

Integrating space-based and airborne assets will create system solutions for tomorrow's markets.





Space and Communications

The Boeing Integration Center is a modeling and simulation center that supports global architecture and system-of-systems design and development.

Boeing Space and Communications continued to successfully execute our business plan in the near term, while focusing on our strategic vision of expanding into new commercial and defense information and communications markets. We also delivered on our promises of growth, increased earnings and improved profitability.

In 2001, the world's leading space-related business performed on numerous programs of national significance, such as the Ballistic Missile Defense Organization's Ground-based Midcourse Defense (GMD) program, the National Reconnaissance Office's Future Imagery Architecture, the Air Force's Evolved Expendable Launch Vehicle program and NASA's International Space Station.

Operational highlights for the year included two successful GMD program intercepts; an inaugural missile defense booster flight; seven successful Space Shuttle missions; seven Delta II launches, including its 100th successful mission; on-orbit delivery of six Boeing-built satellites, bringing the total to 200; continued on-orbit construction of the International Space Station; and contract awards for the Wideband Gapfiller Satellite program, AWACs long-term sustainment, GPS enhancement and certain classified programs.



We are actively pursuing several multibillion-dollar competitions. These initiatives include the Coast Guard's Deepwater program to recapitalize and integrate its land, air and sea assets and the Army's future-focused Joint Tactical Radio System. Opportunities like these fit well with our vision of an integrated battlespace of the future, where enhanced operational effectiveness comes from the integration of varied platforms into seamless networks. The networks we envision will provide the information and situational awareness necessary for maintaining the military superiority of our armed forces regardless of the threat. We see similarly promising capabilities and growth potential on the commercial side.

Ideas and execution are what count. Space and Communications will continue to profitably grow the business through customer focus, technical and business excellence, and innovation. Our strategy includes ongoing investment in growth markets; technology leadership through internal investment, alliances and acquisitions; and penetration of new markets compatible with Boeing competencies.



Innovative financing solutions across a wide range of products and services help customers compete in today's dynamic global marketplace.

As a key element of our total solutions strategy, we offer new dimensions in financial solutions for customers across all Boeing product and service lines. Our expanded financial services also support a diverse group of industries, helping meet the capital equipment needs of non-aerospace customers, including Navistar's award-winning engine production facility in Indianapolis, Indiana.

Boeing Capital Corporation experienced a year of solid growth, focusing on prudent, market-based transactions and exploring new areas of investment.

In a year of maturation for Boeing Capital Corporation, we aggressively pursued our mission of integrating and expanding Boeing's financial services activities. We continued to position ourselves as a global, full-service financier, with a particular focus on financings that are critical to Boeing customers. Boeing Capital continues to work on long-term relationships with our customers, leveraging our creative, flexible approach to transactions, while focusing on risk-adjusted returns in our three business units:

Aircraft Financial Services: As a provider of commercial aircraft leasing and secured lending, we strengthened our relationships with airlines throughout the world in 2001, as that industry dealt with dramatic market changes. The skill and knowledge of our team, coupled with our close association with Boeing Commercial Airplanes, allowed us to selectively grow our portfolio during this difficult time. And 2002 will present new opportunities to further diversify our portfolio in both credit and equipment types.

Commercial Financial Services: Despite the U.S. recession that developed in 2001, we posted a record volume as a commercial equipment-based lender and lessor. We complemented our strong business aircraft presence by financing equipment for a diverse range of industries with transactions that included oceangoing vessels, a large maritime dredge and an automotive engine parts-manufacturing line. The current economic environment is driving businesses to seek reliable, creative financing sources, and Boeing Capital is well positioned to meet that need as the economy moves toward a recovery.

Space and Defense Financial Services: We continued to leverage relationships with Boeing's space and military units that began in 2000, working closely with Boeing Satellite Systems and Boeing Launch Services to offer integrated solutions to satellite and space launch customers. Boeing Capital also continues to support the sale of military products in the United States and abroad, highlighted this year by the structuring of the lease of four Boeing C-17 aircraft to the U.K. government. Our team is advising other Boeing business units as they work with several governments worldwide that are considering leasing, instead of purchasing, military aircraft.


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We're defining the future of aerospace by combining the best talent, tools and technologies across the enterprise.

Phantom Works, the "Catalyst for Innovation" for our global enterprise, is applying technological advancements and the system-of-systems approach to the Unmanned Combat Air Vehicle (shown in testing).

Boeing Phantom Works

As our advanced research and development unit, Boeing Phantom Works supports the enterprise by providing our business units with advanced customer solutions and innovative technology breakthroughs that significantly reduce the cycle time and cost of our aerospace products and services while improving quality and performance.

Dedicated to this task are about 4,500 employees on almost 500 R&D projects. One team, for example, has been developing 3-D modeling, simulation and virtual reality tools that have cut design cycle times and cost in half. Manufacturing process teams have pioneered the use of high-speed machining, friction stir joining, automated fiber placement and stitched resin film infusion for producing large metallic and composite structures that are stronger, lighter, faster and cheaper to produce. In addition, an advanced avionics team is using commercial computer technology and processes to produce reusable avionics systems for aircraft and spacecraft that cost less than half that of current systems to develop and upgrade.

These and other innovative technologies and processes are being used to save significant time and cost in the development of such futuristic systems as the Boeing Phantom Works X-45A Unmanned Combat Air Vehicle, X-37 Reusable Spaceplane, X-43A Hyper-X Vehicle, Canard Rotor/Wing, Blended Wing Body Transport and Advanced Theater Transport.

They are also being used to reduce the cycle time and cost of developing new products such as the Delta IV launch vehicle and the Sonic Cruiser. By validating technologies and processes on new and advanced programs, Phantom Works is able to transition them to save time and cost on existing programs as well, programs such as the F/A-18E/F Super Hornet, Boeing 747 and Space Shuttle.

Finally, Phantom Works is defining the future of aerospace through the development of total system and system-of-system solutions such as the U.S. Army's Future Combat Systems program. Such solutions are based on significant work and investment in network-centric architectures and tools and Phantom Works' ability to draw the best of the different products, technologies, processes and intellectual talent from the business units and combine them into a single, integrated, low-cost approach.

High-speed broadband access will revolutionize the way we work, play and communicate while on the move.

Connexion by Boeing is responding to increased market demands for video-teleconferencing capabilities on board executive jets, including those operated by government customers. This is just one example of whole new avenues of growth in emerging markets.

Connexion by Boeing℠

Connexion by Boeing is the market-leading broadband initiative that combines the core strengths of the world's largest aircraft manufacturer with the company's strategic move into space-based communications technologies. The innovative business draws upon intellectual capital from across Commercial Airplanes, Military Aircraft and Missile Systems, Phantom Works and Space and Communications to provide real-time Internet and data communication capabilities to air travelers.

Initially envisioned primarily as a commercial service, Connexion by Boeing has expanded its business focus because of recent world events, and is experiencing increased interest in real-time communications capabilities from executive services customers, including operators of government and VIP platforms. Business and government leaders worldwide have turned to Connexion by Boeing seeking the ability to receive and send data, and to monitor the latest news and information from around the globe.

To meet emerging customer requirements, Connexion by Boeing is working to accelerate the schedule for making broadband data communications available in the marketplace. We have received significant interest from throughout the aviation industry regarding potential broadband applications that might be used to enhance airline and passenger security.

Connexion by Boeing continues to work closely with commercial and government customers to define the services offering and meet near-term security and communication requirements. We remain positioned to offer our consumer broadband service to airline customers as market conditions improve.



We're exploring creative solutions to help travelers reach their destinations safely and without delay.

Freedom means being able to go where you want, when you want, safely and securely. We are committed to developing and deploying a revolutionary global air traffic system to allow air travelers to do just that.

Air Traffic Management

The goal of Boeing Air Traffic Management is to enable safe, secure and unconstrained growth of the global air transportation system. The revolutionary solutions being developed by Boeing will allow commercial airplane market growth and continued market leadership.

We established a team of air system users from around the world that is helping to develop specific performance requirements for the future air transportation system. This exciting partnership, known as the Working Together Team, completed the first phase of its work, which it will publish in early 2002, and is about to begin its next phase — the formation of a Working Together Team focused on Europe.

Our suite of solutions includes significant security enhancements. We are developing a secure, satellite-based information network that will enhance flight planning and emergency response capabilities by instantly linking every element of the air transportation system, including airplanes, air traffic controllers, law enforcement, the military, aviation authorities and government leaders. This network will enable instant awareness if a plane deviates from its approved flight path and provide instant communication of emergency plans if needed.

Top engineers with Boeing and our Australian subsidiary Preston Aviation Solutions are developing computer models of traffic flow in the air, on airport runways and taxiways, and within terminals. These models will support security training tools that portray the real-life movement of people and vehicles throughout the airport facility.

The Boeing approach is designed to increase the efficiency and capacity of the air transportation system, even as the system becomes more secure. One important tool we are developing is trajectory-based flight operations, which will give air traffic controllers the ability to project up to 40 minutes in advance when and where flight delays and traffic congestion will occur. Controllers will be able to quickly and safely adjust flight plans before delays occur, even if the planes are already in flight. Our modeling tools will also increase system efficiency by improving traffic flow through the system.



Common and efficient infrastructure services enable business units to concentrate on profitable growth.



Global computing, paperless procurement and competitive employee programs are just a few of the innovative ways Shared Services Group drives efficiencies throughout the Boeing enterprise.

Shared Services Group


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Shared Services allows business units to focus on profitable growth by providing the infrastructure services required to run their global operations. The group provides a broad range of services worldwide, including computing and network operations, real estate and facilities services, employee benefits and programs, travel, security and safety. By integrating services, we deliver greater value, create "lean" processes and operations, leverage buying power and simplify access to services.

Harnessing the power of electronic-based transactions to improve service and drive down cost is a key Shared Services strategy. The development of electronic portals for suppliers and employees allows instant access to information from anywhere. We are delivering significant cost savings as we put in place e-business applications such as online procurement and electronic auctions.

During 2001, Shared Services converted nearly 70,000 employees to a common people and payroll system, with completion scheduled for most employees in 2002. Boeing intellectual capital increased as employees received more than 16,000 hours of training each day, using cost-effective online registration and learning stations. In addition, tuition reimbursement was provided to nearly 30,000 employees participating in education classes, with 1,500 earning degrees. Our in-house travel company, which also offers services externally, implemented an online Travel Manager system, thereby reducing both cycle time and administrative costs. Shared Services also established an International Operation to strengthen our ability to deliver services globally in a timely and cost-efficient manner.

Each day, Shared Services demonstrates our core competency of running a "lean enterprise" by employing common processes and services and by taking advantage of economy-of-scale opportunities to deliver bottom-line results.



We invest in our communities to make them better places. Better now and better for our future generations.



Boeing, our employees and retirees gave generously in 2001, including $8.4 million in relief funds for victims of Sept. 11 tragedies. Our people also gave freely of their time, supporting a variety of volunteer activities in their local communities.

Community Involvement



Good corporate citizenship is a key Boeing value. We work with our communities by volunteering and financially supporting education and other worthy causes. Our sustained involvement and ongoing investments in communities where we live and work are important to our company culture and our business philosophy.

We fulfill our commitment to good citizenship through cash, in-kind and surplus donations, and the contributed time and expertise of our people. We support programs like the Employees Community Fund (ECF) – the largest employee-owned charitable organization in the world. ECF encourages the charitable generosity of Boeing employees and retirees, providing them with a powerful tool for collective giving. In 2001, company and employee cash contributions were more than $92.7 million. A substantial portion of these gifts – more than $43.9 million – came from exceptionally generous Boeing employees and retirees, through ECF and individual donations.

Community involvement is strategically focused in four areas. Education receives the largest portion of charitable contributions, with 40 to 45 percent targeted to support public elementary and secondary schools and higher education. One strategic focus is support to the education of women and minorities, which will help develop a quality workforce emphasizing the rich diversity that is a key to progress.

In health and human services, we emphasize programs that go beyond relief to provide successful long-term outcomes and help children and adults become self-reliant, productive citizens. Support of culture and the arts targets the performing and visual arts and organizations that help citizens understand and appreciate the arts, science and technology. Finally, Boeing supports programs and organizations that promote environmentally safe and responsible communities, teach the values of informed stewardship of natural resources and encourage environmental awareness.


BOEING

35 Consolidated Statements of Operations
36 Consolidated Statements of Financial Position
37 Consolidated Statements of Cash Flows
38 Consolidated Statements of Shareholders' Equity
39 Management's Discussion and Analysis
59 Notes to Consolidated Financial Statements
82 Segment Information
83 Quarterly Financial Data
84 Independent Auditors' Report
84 Report of Management
85 Five-Year Summary
86 Selected Products, Programs and Services
90 Corporate Directory and Stockholder Information

We are committed and focused on financial performance. Our job is clear — create shareholder value.


Revenues
dollars in billions
60
50
40
30
20
10
97 98 99 00 01


Net Earnings
dollars in millions
3,000
2,500
2,000
1,500
1,000
500
0
-500
97 98 99 00 01


Earnings Per Share
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
97 98 99 00 01


Cumulative Free Cash Flow
dollars in millions
14,000
12,000
10,000
8,000
6,000
4,000
2,000
97 98 99 00 01
Current year free cash flow generated
Prior cumulative free cash flow generated since 1997

Consolidated Statements of Operations

(Dollars in millions except per share data) Year ended December 31,	2001	2000	1999
Sales and other operating revenues	**$58,198**	$51,321	$57,993
Cost of products and services	**48,778**	43,712	51,320
	9,420	7,609	6,673
Equity in income from joint ventures	**93**	64	4
General and administrative expense	**2,389**	2,335	2,044
Research and development expense	**1,936**	1,441	1,341
In-process research and development expense		557	
Gain on dispositions, net	**21**	34	87
Share-based plans expense	**378**	316	209
Special charges due to events of September 11, 2001	**935**		
Earnings from operations	**3,896**	3,058	3,170
Other income, principally interest	**318**	386	585
Interest and debt expense	**(650)**	(445)	(431)
Earnings before income taxes	**3,564**	2,999	3,324
Income taxes	**738**	871	1,015
Net earnings before cumulative effect of accounting change	**2,826**	2,128	2,309
Cumulative effect of accounting change, net	**1**		
Net earnings	**$ 2,827**	$ 2,128	$ 2,309
Basic earnings per share	**$ 3.46**	$ 2.48	$ 2.52
Diluted earnings per share	**$ 3.41**	$ 2.44	$ 2.49
Cash dividends paid per share	**$ 0.68**	$ 0.56	$ 0.56

See notes to consolidated financial statements on pages 59–83.

(Dollars in millions except per share data) December 31,	2001	2000
Assets		
Cash and cash equivalents	$ 633	$ 1,010
Accounts receivable	5,156	5,519
Current portion of customer and commercial financing	1,053	995
Deferred income taxes	2,444	2,137
Inventories, net of advances and progress billings	6,920	6,852
Total current assets	16,206	16,513
Customer and commercial financing	9,345	5,964
Property, plant and equipment, net	8,459	8,814
Goodwill and acquired intangibles, net	6,443	5,214
Prepaid pension expense	5,838	4,845
Deferred income taxes		60
Other assets	2,052	1,267
	$48,343	$42,677
Liabilities and Shareholders' Equity		
Accounts payable and other liabilities	$13,872	$12,312
Advances in excess of related costs	4,306	3,517
Income taxes payable	909	1,866
Short-term debt and current portion of long-term debt	1,399	1,232
Total current liabilities	20,486	18,927
Deferred income taxes	177	
Accrued retiree health care	5,367	5,163
Deferred lease income	622	
Long-term debt	10,866	7,567
Shareholders' equity:		
Common shares, par value $5.00 – 1,200,000,000 shares authorized;		
Shares issued – 1,011,870,159 and 1,011,870,159	5,059	5,059
Additional paid-in capital	1,975	2,693
Treasury shares, at cost – 174,289,720 and 136,385,222	(8,509)	(6,221)
Retained earnings	14,340	12,090
Accumulated other comprehensive income (loss)	(485)	(2)
Unearned compensation	(3)	(7)
ShareValue Trust shares – 39,691,015 and 39,156,280	(1,552)	(2,592)
Total shareholders' equity	10,825	11,020
	$48,343	$42,677

See notes to consolidated financial statements on pages 59–83.

(Dollars in millions) December 31,	2001	2000	1999
Cash flows – operating activities:			
Net earnings	$2,827	$2,128	$2,309
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change, net	(1)		
Share-based plans	378	316	209
Depreciation	1,448	1,317	1,538
Amortization of goodwill and intangibles	302	162	107
In-process research and development		557	
Customer and commercial financing valuation provision	42	13	72
Gain on dispositions, net	(21)	(34)	(87)
Changes in assets and liabilities –			
Short-term investments		100	179
Accounts receivable	342	(1,359)	(225)
Inventories, net of advances and progress billings	(19)	1,039	2,030
Accounts payable and other liabilities	490	22	217
Advances in excess of related costs	789	1,387	(36)
Income taxes payable and deferred	(762)	726	462
Deferred lease income	622		
Prepaid pension expense	(993)	(374)	(332)
Goodwill and other acquired intangibles	(1,490)		
Accrued retiree health care	227	280	46
Other	(367)	(338)	(265)
Net cash provided by operating activities	3,814	5,942	6,224
Cash flows – investing activities:			
Customer financing and properties on lease, additions	(5,073)	(2,571)	(2,398)
Customer financing and properties on lease, reductions	1,297	1,433	1,842
Property, plant and equipment, net additions	(1,068)	(932)	(1,236)
Acquisitions, net of cash acquired	(22)	(5,727)	
Proceeds from dispositions	152	169	359
Net cash used by investing activities	(4,714)	(7,628)	(1,433)
Cash flows – financing activities:			
New borrowings	4,567	2,687	437
Debt repayments	(1,124)	(620)	(676)
Common shares purchased	(2,417)	(2,357)	(2,937)
Stock options exercised, other	79	136	93
Dividends paid	(582)	(504)	(537)
Net cash provided (used) by financing activities	523	(658)	(3,620)
Net increase (decrease) in cash and cash equivalents	(377)	(2,344)	1,171
Cash and cash equivalents at beginning of year	1,010	3,354	2,183
Cash and cash equivalents at end of year	$ 633	$1,010	$3,354

See notes to consolidated financial statements on pages 59–83.

(Dollars in millions)	Additional Paid-In Capital	Treasury Stock	Share Value Trust	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income
Balance January 1, 1999	$ 1,147	$ (1,321)	$ (1,235)	$ (23)	$ 8,706	
Share-based compensation	209					
Tax benefit related to share-based plans	9					
ShareValue Trust market value adjustment	366		(366)			
Treasury shares acquired		(2,937)				
Treasury shares issued for share-based plans, net	(47)	97				
Net earnings					2,309	$ 2,309
Cash dividends declared					(528)	
Minimum pension liability adjustment, net of tax of $(14)				22		22
Currency translation adjustment				7		7
Balance December 31, 1999	$ 1,684	$ (4,161)	$ (1,601)	$ 6	$ 10,487	$ 2,338
Share-based compensation	316					
Tax benefit related to share-based plans	160					
ShareValue Trust market value adjustment	991		(991)			
Treasury shares acquired		(2,357)				
Treasury shares issued for share-based plans, net	(264)	297				
Performance shares converted to deferred stock units	(194)					
Net earnings					2,128	$ 2,128
Cash dividends declared					(525)	
Minimum pension liability adjustment, net of tax of $3				(4)		(4)
Unrealized holding loss, net of tax of $7				(12)		(12)
Currency translation adjustment				8		8
Balance December 31, 2000	$ 2,693	$ (6,221)	$ (2,592)	$ (2)	$ 12,090	$ 2,120
Share-based compensation	**378**					
Tax benefit related to share-based plans	**16**					
ShareValue Trust market value adjustment	**(1,040)**		**1,040**			
Treasury shares acquired		**(2,417)**				
Treasury shares issued for share-based plans, net	**(72)**	**129**				
Net earnings					**2,827**	**$2,827**
Cash dividends declared					**(577)**	
Minimum pension liability adjustment, net of tax of $204				**(344)**		**(344)**
Unrealized holding loss, net of tax of $9				**(16)**		**(16)**
Loss on derivative instruments, net of tax of $61				**(102)**		**(102)**
Currency translation adjustment				**(21)**		**(21)**
Balance December 31, 2001	**$1,975**	**$(8,509)**	**$(1,552)**	**$(485)**	**$14,340**	**$2,344**

See notes to consolidated financial statements on pages 59–83.

The Company's common shares were 1,011,870,159 as of December 31, 2001, 2000 and 1999. The par value of these shares was $5,059 for the same periods. Treasury shares as of December 31, 2001, 2000 and 1999 were 174,289,720; 136,385,222; and 102,356,897. Treasury shares acquired for the years ended December 31, 2001, 2000 and 1999 were 40,734,500; 41,782,234; and 68,923,000. Treasury shares issued for share-based plans for the same periods were 2,830,002; 7,753,909; and 2,411,834. ShareValue Trust shares as of December 31, 2001, 2000 and 1999 were 39,691,015; 39,156,280; and 38,696,289. ShareValue Trust shares acquired from dividend reinvestment were 534,734; 459,991; and 529,688 for the same periods. Unearned compensation was $(3), $(7) and $(12) as of December 31, 2001, 2000 and 1999. The changes in unearned compensation for the same periods were $4, $5, and $5, attributable to amortization and forfeitures.

Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements in this release contain "forward-looking" information that involves risk and uncertainty, including projections for new products, deliveries, realization of technical and market benefits from acquisitions, revenues, operating margins, free cash flow, taxes, research and development expenses, prospects for delivery stream recovery in commercial aircraft, and other trend projections. This forward-looking information is based upon a number of assumptions including assumptions regarding global economic, passenger and freight growth; current and future markets for the Company's products and services; demand for the Company's products and services; performance of internal plans, including, without limitation, plans for productivity gains, reductions in cycle time and improvements in design processes, production processes and asset utilization; product performance; customer financing; customer, supplier and subcontractor performance; customer model selections; favorable outcomes of certain pending sales campaigns and U.S. and foreign government procurement actions; including the timing of procurement of tankers, supplier contract negotiations; price escalation; government policies and actions; successful negotiation of contracts with the Company's labor unions; regulatory approvals; and successful execution of acquisition and divestiture plans; and the assessment of the impact of the attacks of September 11, 2001. Actual results and future trends may differ materially depending on a variety of factors, including the Company's successful execution of internal performance plans, including continued research and development, production rate increases and decreases, production system initiatives, timing of product deliveries and launches, supplier contract negotiations, asset management plans, acquisition and divestiture plans, procurement plans, credit rating agency assessments, and other cost-reduction efforts; the actual outcomes of certain pending sales campaigns and U. S. and foreign government procurement activities; including the timing of procurement of tankers, acceptance of new products and services; product performance risks; the cyclical nature of some of the Company's businesses; volatility of the market for certain products and services; domestic and international competition in the defense, space and commercial areas; continued integration of acquired businesses; uncertainties associated with regulatory certifications of the Company's commercial aircraft by the U.S. Government and foreign governments; other regulatory uncertainties; collective bargaining labor disputes; performance issues with key suppliers, subcontractors and customers; governmental export and import policies; factors that result in significant and prolonged disruption to air travel worldwide; any additional impacts from the attacks of September 11, 2001; global trade policies; worldwide political stability; domestic and international economic conditions; price escalation trends; the outcome of political and legal processes, including uncertainty regarding government funding of certain programs; changing priorities or reductions in the U.S. Government or foreign government defense and space budgets; termination of government contracts due to unilateral government action or failure to perform; legal, financial and governmental risks related to international transactions; legal proceedings; and other economic, political and technological risks and uncertainties. Additional information regarding these factors is contained in the Company's SEC filings, including, without limitation, the Company's Annual Report on Form 10-K for the year ended 2000 and the Form 10-Q's for the quarters ended 31 March 2001, 30 June 2001 and 30 September 2001.

Critical Accounting Policies and Standards Issued and Not Yet Implemented

Critical Accounting Policies

The following is a summary of accounting policies the Company believes are most critical to help put in context a discussion concerning the results of operations.

Sales and other operating revenues Commercial aircraft sales are recorded as deliveries are made unless transfer of risk and rewards of ownership is not sufficient.

Sales under fixed-price-type contracts are generally recognized as deliveries are made or at the completion of scheduled performance milestones. For certain fixed-price contracts that require substantial performance over an extended period before deliveries begin, sales are recorded based upon attainment of either internally identified or external performance milestones. Sales under cost-reimbursement contracts are recorded as costs are incurred. Certain contracts contain profit incentives based upon performance relative to predetermined targets that may occur during or subsequent to delivery of the product. Incentives, of which amounts can be reasonably estimated, are recorded over the performance period of the contract. Incentives and fee awards, of which amounts cannot be reasonably estimated, are recorded when awarded. Certain contracts contain provisions for the redetermination of price based upon future economic conditions.

Income associated with customer financing activities is included in sales and other operating revenues.

Contract and program accounting In the Military Aircraft and Missile Systems segment and Space and Communications segment, operations principally consist of performing work under contract, predominantly for the U.S. Government and foreign governments. Cost of sales for such contracts is determined based on the estimated average total contract cost and revenue. Estimates of each contract's revenue and cost are reviewed and reassessed quarterly. Changes in estimates result in cumulative revisions to the contract profit recognized.

Commercial aircraft programs are planned, committed and facilitized based on long-term delivery forecasts, normally for quantities in excess of contractually firm orders. Cost of sales for the 717, 737, 747, 757, 767 and 777 commercial aircraft programs is determined under the program method of accounting based on estimated average total cost and revenue for the current program quantity. The program method of accounting effectively averages tooling and special equipment costs, as well as unit production costs, over the program quantity. Because of the higher unit production costs experienced at the beginning of a new program and the substantial investment required for initial tooling and special equipment, new commercial jet aircraft programs normally have lower operating profit margins than established programs. In 2001, the initial program quantity for the 717 program was revised from 200 to 135 units. The estimated program average costs and revenues are reviewed and reassessed quarterly, and changes in estimates are recognized over current and future deliveries constituting the program quantity.

To the extent that inventoriable costs are expected to exceed the total estimated sales price, charges are made to current earnings to reduce inventoried costs to estimated net realizable value.

Share-based plans The Company has adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. The Company values stock options issued based upon an option-pricing model and recognizes this value as an expense over the period in which the options vest. Potential distribution from the ShareValue Trust have been valued based upon an option-pricing model, with the related expense recognized over the life of the trust. Share-based expense associated with Performance Shares is determined based on the market value of the Company's stock at the time of the award applied to the maximum number of shares contingently issuable based on stock price and is amortized over a five-year period.

Aircraft valuation Aircraft deemed available for sale, which are included in inventory, are stated at the lower of cost or fair value. The Company reviews its used aircraft purchase commitments relative to the aircraft's anticipated fair value, and records any deficiency as a charge to earnings. Fair value is determined by using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market.

Aircraft on operating lease or held for operating lease are classified with customer and commercial financing assets. The Company reviews these operating lease assets for impairment annually or when events or circumstances indicate that the carrying amount of these assets may not be recoverable. An asset is considered impaired when the expected undiscounted cash flow, based on market assessment of lease rates, over the remaining useful life is less than the net book value. When impairment is indicated for an asset, the amount of impairment loss is the excess of net book value over fair value.

Postemployment benefits The Company accounts for postemployment benefits under SFAS No. 112, *Employer's Accounting for Postemployment Benefits*. A liability for postemployment benefits is recorded when termination is probable and the amount is estimable.

Standards Issued and Not Yet Implemented

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company is required to adopt SFAS No. 141 for all business combinations completed after June 30, 2001. This standard requires that business combinations initiated after June 30, 2001, be accounted for under the purchase method. Goodwill and other intangible assets that resulted from business combinations before July 1, 2001, must be reclassified to conform to the requirements of SFAS No. 142, as of the statement adoption date.

The Company will adopt SFAS No. 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the Company's statement of financial position as of January 1, 2002. This standard changes the accounting for goodwill from an amortization method to an impairment-only approach, and introduces a new model for determining impairment charges.

The new impairment model requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of net assets to the fair value of the related operations. Fair values are estimated using discounted cash flows, subject to adjustment based on the Company's market capitalization at the date of evaluation. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated, and is compared to its book value. Any shortfall of the book value below fair value represents the amount of goodwill impairment.

Upon transition to the new impairment model as of January 1, 2002, the Company projects that it will recognize a reduction of goodwill and a pretax charge in the range of $2,100 million to $2,600 million, identified as a cumulative effect of an accounting change. This charge results from the change from the prior impairment method, whose first step was based on undiscounted cash flows, to the new one that is based on fair value. The fair value measurement will reflect the estimates and expectations of the marketplace participants as of January 1, 2002, the date of adoption.

In June 2001, the FASB issued SFAS No.143, *Accounting for Asset Retirement Obligations*, and in August 2001, the FASB issued SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company does not believe that the implementation of these standards will have a significant impact on the financial statements.

Results of Operations and Financial Condition

Revenues

Operating revenues for 2001 were $58.2 billion compared with $51.3 billion in 2000 and $58.0 billion in 1999. The higher revenues in 2001 principally reflect increased deliveries in the Commercial Airplanes segment, but also reflect an increase in Space and Communications segment revenues of $2.4 billion to $10.4 billion. The lower revenues in 2000 relative to 1999 principally reflected decreased deliveries in the Commercial Airplanes segment, partially offset by an increase in Space and Communications segment revenues of $1.2 billion to $8.0 billion in 2000.



Consolidated Revenues
dollars in billions
60
50
40
30
20
10
97
98
99
00
01

Commercial Airplanes Commercial Airplanes segment revenues were $35.1 billion in 2001, $31.2 billion in 2000 and $38.5 billion in 1999. These revenues account for 60%, 61% and 66% of total operating revenues for the years 2001, 2000 and 1999, respectively. Commercial Airplanes revenues are generated principally by jet aircraft deliveries. Total commercial jet aircraft deliveries by model, including deliveries under operating lease, which are identified by the number in parentheses, were as follows:

	2001	2000	1999
717	**49(10)**	32(23)	12(2)
737 Classic	**–**	2	42
737 NG	**299(5)**	279	278
747	**31(1)**	25	47
757	**45**	45	67
767	**40**	44	44(1)
777	**61**	55	83
MD-80	**–**	–	26(21)
MD-90	**–**	3	13
MD-11	**2**	4	8
Total	**527**	489	620

Deliveries in 2001 include intercompany deliveries of two 737 NG aircraft, and in 2000 include intercompany deliveries of four 737 NG aircraft and one Airborne Laser 747. 737 NG deliveries in 2001 include one delivery to Boeing NetJets for which revenue is recognized as fractional shares are sold.

Final deliveries of the MD-80 aircraft program occurred in 1999, final deliveries of the 737 Classic and MD-90 aircraft programs occurred in 2000, and final deliveries of the MD-11 aircraft program occurred in 2001. The first 717 delivery occurred in the third quarter of 1999.

Total commercial aircraft deliveries for 2002 are currently projected to total approximately 380. Total commercial aircraft deliveries for 2003 are currently projected to be between 275 and 300. Commercial aircraft transportation trends are discussed in the Commercial Airplanes Business Environment and Trends section on pages 52–54.

Commercial Airplanes segment revenues for 2002 are projected to be in the range of $28 billion.

Military Aircraft and Missile Systems Military Aircraft and Missile Systems segment revenues were $12.5 billion in 2001, $11.9 billion in 2000 and $11.9 billion in 1999. The principal contributors to 2001 Military Aircraft and Missile Systems segment revenues included the C-17 Globemaster, F/A-18E/F Super Hornet, AH-64 Apache, F-22 Raptor, V-22 Osprey, and CH-47 Chinook programs, along with several aerospace support programs. The Military Aircraft and Missile Systems business segment is broadly diversified, and no program other than the C-17 transport program and the F/A-18E/F Super Hornet program accounted for more than 7% of total 2001 segment revenues. Revenues include amounts attributable to production programs and amounts recognized on a cost-reimbursement basis for developmental programs such as the F-22 Raptor, V-22 Osprey, and the RAH-66 Comanche.

Deliveries of selected production units, including deliveries under operating lease, which are identified by the number in parentheses, were as follows:

	2001	2000	1999
C-17	14(4)	13	11
F/A-18E/F	36	26	13
F/A-18C/D	–	16	25
AH-64 Apache	7	8	11
T-45	15	16	12
CH-47 Chinook	11	7	14
737 C-40A	4	–	–
F-15	–	5	35

Military Aircraft and Missile Systems segment revenues for 2002 are projected to be in the $13 billion range. Segment business trends are discussed in the Military Aircraft and Missile Systems Business Environment and Trends section on pages 54–56.

Space and Communications Space and Communications segment revenues were $10.4 billion in 2001, compared with $8.0 billion in 2000 and $6.8 billion in 1999. The segment remains broadly diversified. The principal contributors to 2001 Space and Communications segment revenues included Integrated Defense Systems at approximately 24% of revenues, Boeing Satellite Systems at 19%, Missile Defense at 17% and the International Space Station at approximately 11%. Other significant contributors included Space Shuttle Flight Operations and Main Engine, AWACS (Airborne Warning and Control System), and Delta space launch services..

Deliveries of selected production units were as follows:

	2001	2000	1999
Delta II	12	10	11
Delta III	–	–	1
BSS Satellites	7	5	–
767 AWACS	–	–	2

Space and Communications segment revenues for 2002 are projected to be in the $11 billion range. The greatest growth is expected in the Missile Defense sector, with Boeing being named lead for overall Missile Defense System Integration. Growth is also expected to continue in the Integrated Defense System sector, and the 737 Airborne Early Warning & Control (AEW&C) program. Segment business trends are discussed in the Space and Communications Business Environment and Trends section on pages 56–57.

Customer and Commercial Financing Operating revenues in the Customer and Commercial Financing segment, which consists primarily of the wholly owned subsidiary Boeing Capital Corporation, were $863 million in 2001, compared with $728 million in 2000 and $686 million in 1999. The major revenue components include commercial aircraft financing and commercial equipment leasing. The increase in 2001 relates principally to the higher volume of commercial aircraft financing.

Based on current schedules and plans, the Company projects total 2002 revenues to be approximately $54 billion.

Earnings

Net earnings of $2,827 million for 2001 were $699 million higher than 2000 earnings. The increase in net earnings principally reflected increased operating earnings associated with the increase in revenue for 2001. Net earnings in 2001 were significantly impacted by $935 million pretax special charges ($633 million after tax) related to the events of September 11, 2001, which are discussed in the operating earnings section. The increase in net earnings for 2001 over 2000 also reflects the in-process research and development expense of $557 million ($348 million after tax) that was recognized in 2000, of which $500 million was associated with the acquisition of the Hughes space and communications businesses which were renamed Boeing Satellite Systems.

Earnings before income taxes were $3,564 million for 2001, compared with $2,999 million in 2000. In addition to the change in operating earnings discussed below, other income decreased $68 million in 2001, to $318 million in 2001 from $386 million in 2000. The decrease in other income in 2001 principally reflects lower interest income from cash, but was partially offset by higher interest income associated with federal income tax audit settlements ($210 million in 2001, compared with $73 million in 2000). Other income in 2000 also included a $42 million gain on sale of a long-held equity investment. Interest and debt expense increased $205 million in 2001, to $650 million in 2001 from $445 million in 2000. The increased interest expense resulted from increased debt, primarily associated with the increased customer and commercial financing activities of Boeing Capital Corporation. Interest expense is expected to increase concurrent with increasing future financing activity.

Net earnings of $2,128 million for 2000 were $181 million lower than 1999 earnings. Net earnings for 2000 were significantly impacted by $557 million expensed as in-process research and development. Net earnings also reflected significant improvement in Commercial Airplanes segment margins resulting from continued production efficiencies. Other income decreased $199 million in 2000 to $386 million. This decrease principally reflects lower interest income resulting from lower cash levels, but was partially offset by the $73 million of interest income attributable to federal income tax audit settlements and the $42 million gain from the sale of a long-held equity investment. Interest and debt expense for 2000 and 1999 was relatively stable.

As indicated in Note 20, the Company has generated significant net periodic benefit income related to pensions: $920 million in 2001, $428 million in 2000 and $125 million in 1999. Not all net periodic pension benefit income or expense is recognized in net earnings in the year incurred since they are principally allocated to production as product costs, and a portion remains in inventory at the end of a reporting period. Accordingly, the operating earnings for 2001 and 2000 included $785 million and $403 million of income due to pensions. The significantly unfavorable returns experienced by pension assets during 2001 are the principal cause of the shift in unrecognized net actuarial gains and losses, from unrecognized actuarial gains of $10.7 billion at the end of 2000 to unrecognized actuarial losses of $2.9 billion at the end of 2001. The Company projects that net periodic benefit income related to pensions will decrease significantly during 2002 and beyond and projects 2002 net periodic benefit income will be approximately $400 million less than in 2001.

Operating results trends are not significantly influenced by the effect of changing prices since most of the Company's business is performed under contract.

Operating Earnings

Commercial Airplanes The 2001 Commercial Airplanes segment earnings of $2,632 million (based on the cost of specific airplane units delivered – see discussion under Segment Information on page 81) included $908 million of non-recurring charges associated with the September 11, 2001, terrorist attacks. The segment operating margin for 2001 including the impact of non-recurring charges was 7.5%. Earnings from operations in 2001 excluding non-recurring charges totaled $3,540 million resulting in an earnings from operations margin of 10.1%. The 2000 Commercial Airplanes segment earnings of $2,736 million resulted in an earnings from operations margin of 8.8%. The 1999 Commercial Airplanes segment earnings of $2,082 million resulted in an earnings from operations margin of 5.4%. The increased earnings and margins excluding non-recurring charges for 2001 were principally due to continued improvement in the production process.

Segment operating earnings included $68 million for 2001 and $22 million for 2000 of amortization expense associated with goodwill and acquired intangibles.

Commercial Airplanes segment earnings, as determined under generally accepted accounting principles (GAAP), reflect the program method of accounting and incorporate a portion of the 'Accounting differences/eliminations' caption as discussed in Note 28. Excluding the non-recurring charge associated with the events of September 11, 2001, Commercial Airplanes segment earnings under GAAP, and including intercompany transactions, were $2,819 million for 2001, $2,099 million for 2000 and $1,778 million for 1999, and comparable margins were 8.0%, 6.7% and 4.6%, respectively.

The improving GAAP margins over this period reflect improved unit costs over the accounting quantity, along with the impact of additional units within the accounting quantity for the Next-Generation 737 and the 777. Because of the higher unit production costs experienced at the beginning of a new program and the substantial investment required for initial tooling and special equipment, new commercial jet aircraft programs normally have lower operating profit margins than established programs. The increase of the accounting quantity for a new program generally results in improved margins. The Next-Generation 737 program accounting quantity was 800 units at the beginning of 1999, 1,200 units at the end of 1999, 1,650 units at the end of 2000 and 1,800 units at the end of 2001. The 777 accounting quantity was 500 at the end of 1999 and 600 at the end of 2000 and 2001. Improved margins from 1999 through 2001 also reflect an increase in estimated revenue for airplanes within the program accounting quantities.

In 1999, the Company delivered the initial units of the 717 program, and 93 units have cumulatively been delivered as of year-end 2001. The 717 program is accounted for under the program method of accounting described in the Critical Accounting Policies discussed on pages 39–40. The Company established the initial program accounting quantity at 200 units. Because of a lack of firm demand for the 717 aircraft subsequent to September 11, 2001, the program accounting quantity was reduced to 135 aircraft. This change in estimate created a $250 million pretax loss and was treated as a special charge due to events of September 11, 2001. The Company will record 717 deliveries on a break-even basis until program reviews indicate positive gross profit within the program accounting quantity. Such program reviews could include revised assumptions of revenues and costs. The Company has potentially material exposures related to the 717 program, principally attributable to vendor termination costs that could result from a lack of longer-term market acceptance. Additionally, the Company has potential exposure relating to the valuation of 717 customer financing assets. As discussed in Note 12 to the consolidated financial statements, as of December 31, 2001, the Company has $1,499 million of customer financing assets relating to the 717 program, of which $692 million are accounted for as operating lease assets.

The Commercial Airplanes segment is projecting lower deliveries in the near term, and the resulting downsizing that began in 2001 and is projected to continue during 2002 will add to the complexity of achieving estimated cost targets. The Company believes that these complexities have been adequately considered in projecting cost estimates that are inherent in margins determined under the program method of accounting; however, such cost estimates remain subject to potential adverse future adjustments.

The Company offers aircraft fleet support for all its aircraft models. These costs include flight and maintenance training, field service support costs, engineering services and technical data and documents. These costs are expensed as incurred and do not vary significantly with current production rates. The costs incurred to sustain this support averaged less than 1.5% of total costs of products and services for the periods disclosed.

The Company projects significant market opportunities for the commercial aviation support market over the next two decades. Factors contributing to the need for aviation support include deregulation, privatization and globalization, which have increased competition and forced airlines to operate more efficiently. The Company will focus on total life-cycle opportunities, which include airplane servicing and maintenance, and airport and route infrastructure services.

Military Aircraft and Missile Systems Military Aircraft and Missile Systems segment operating earnings for 2001, 2000 and 1999 were $1,346 million, $1,245 million and $1,161 million, respectively. The segment operating margins for 2001, 2000 and 1999 were 10.8%, 10.4% and 9.8%, respectively. The 2001 operating results reflect strong profits on major production programs. These programs include the C-17 Globemaster, F/A-18E/F Super Hornet, T-45 Goshawk, AV-8B Harrier, and the Harpoon missile. The segment operating earnings for 2001 include the recognition of $48 million of charges relating to asset reductions attributable to reduced work volume at the Philadelphia site, and $46 million of charges associated with the Joint Strike Fighter program and idle manufacturing assets. The 2001 operating earnings also included a favorable adjustment of $57 million attributable to F-15 program charges recognized in 1999. Exclusive of these items, the segment operating margins for 2001 were 11.1%. Included in the 1999 operating results were a favorable contract settlement amounting to $55 million and pretax charges of $270 million associated with the F-15 program. Exclusive of these items, segment operating margins for 1999 were 11.6%.

A significant percentage of Military Aircraft and Missile Systems segment business has been in developmental programs under cost-reimbursement-type contracts, which generally have lower profit margins than fixed-price-type contracts. Current major developmental programs include the F-22 Raptor, V-22 Osprey tiltrotor aircraft, C-130 AMP and the RAH-66 Comanche helicopter. Both the V-22 and F-22 programs have transitioned to low-rate initial production, but also continue developmental activities.

Space and Communications Space and Communications segment operating earnings, prior to non-recurring items, for 2001 were $619 million, $340 million in 2000 and $320 million in 1999, and the related operating margins were 6.0%, 4.2% and 4.7% for 2001, 2000 and 1999, respectively. The 2000 operating results included a non-recurring pretax charge of $505 million associated with the in-process research and development from the acquisition of the Hughes space and communications businesses (renamed Boeing Satellite Systems) and Autometric businesses, along with $78 million in costs associated with a Delta III demonstration launch in August 2000. The 1999 operating results included a pretax gain of $95 million related to the sale of Boeing Information Systems to Science Applications International Corporation.

The 2001 segment operating margins improved over 2000 due to excellent International Space Station on-orbit performance, and improved Integrated Defense Systems and Ground-Based Midcourse Defense program performance. These margins were reduced by company investments in the development of new products, in particular, the Delta IV launch vehicle and the 737 Airborne Early Warning & Control System (AEW&C) program. Additionally, earnings were impacted by $131 million for the amortization of goodwill and acquired intangibles principally associated with the acquisition of Boeing Satellite Systems. The Company projects that 2002 operating earnings will continue to be impacted by new product development expenses but to a lesser degree than in prior years, primarily due to the transition of the Delta IV launch vehicle into production. Program margins for the Space and Communications segment, excluding non-recurring items and research and development, were 11.0% in 2001 and 10.8% in 2000.

Significant risk remains related to work in process inventory and supplier commitments for the Delta III program. In order to mitigate some of this risk, four Delta IIIs were converted to Delta IIs in 2001. These risk assessments remain closely monitored, and additional opportunities for conversions are under review.

Certain Space and Communications segment launch and satellite contracts include provisions for replacement launch services or hardware if specified performance criteria are not met. The Company has historically purchased insurance to cover these obligations when allowed under the terms of the contract. Due to recent events, the current insurance market reflects unusually high premium rates and also suffers from a lack of capacity to handle all insurance requirements. The Company may therefore elect to forgo the procurement of third-party insurance and, instead, retain such risks internally. Management believes the contract cost estimates have sufficient provisions to cover the expected value for these risks.

Various satellite contracts contain technical performance criteria that require ongoing execution to achieve. The Company believes that costs and performance estimates used to record program profit are appropriate; however, failure to achieve technical specifications in a timely manner could put certain contracts at risk, including risk of cost overruns and risk of contract default.

The Sea Launch venture in which Boeing is a 40% partner with RSC Energia (25%) of Russia, Kvaerner Maritime (20%) of Norway, and KB Yuzhnoye/PO Yuzhmach (15%) of Ukraine had two successful launches in 2001. Boeing's investment in this venture as of December 31, 2001, is reported at zero, which reflects the prior recognition of losses reported by Sea Launch. The venture incurred losses in 2001, due to the relatively low volume of launches, reflecting a depressed satellite market. Boeing has financial exposure with respect to the venture, which relates to guarantees by the Company provided to certain Sea Launch creditors, performance guarantees provided by the Company to a Sea Launch customer and financial exposure related to accounts receivable/inventory reflected in the consolidated financial statements. Net of liabilities established, the Company's maximum exposure to credit-related losses associated with credit guarantees amounts to $357 million, which is included in the disclosure in Note 24 to the consolidated financial statements. Financial exposure related to performance guarantees and accounts receivable/inventory amounted to $200 million at December 31, 2001.

The Company and Lockheed Martin are 50-50 partners in United Space Alliance, which is responsible for all ground processing of the Space Shuttle fleet and for space-related operations with the U.S. Air Force. United Space Alliance also performs modifications, testing and checkout operations that are required to ready the Space Shuttle for launch. United Space Alliance operations are performed under cost-plus-type contracts. The Company's proportionate share of joint venture earnings is recognized as income. The segment's operating earnings include earnings of $72 million, $60 million and $48 million for 2001, 2000 and 1999, respectively, attributable to United Space Alliance.

Customer and Commercial Financing Operating earnings for the Customer and Commercial Financing segment were $596 million for 2001, $516 million for 2000 and $454 million for 1999, exclusive of interest expense. The increased operating earnings in 2001 reflect the impact of the increased segment revenues resulting from the increase in financing assets attributable to the Customer and Commercial Financing segment.

Beginning in 2000 and continuing through 2001, Customer and Commercial Financing segment assets were transferred to Boeing Capital Corporation (BCC), and as of year-end 2001, significantly all of the segment's assets reside within BCC. Beginning in 2002, the Company intends to use BCC as the basis of Customer and Commercial Financing segment reporting. In 2001, $324 million of the Company's total interest and debt expense of $650 million was attributable to BCC. Beginning in 2002, the Customer and Commercial Financing segment will reflect the operations of BCC.

Other Other segment earnings were a loss of $388 million in 2001, a loss of $76 million in 2000 and $4 million in 1999. The significant contributor to losses during this period has been research and development activity relating to Connexion by Boeing℠ and, to a lesser extent, Air Traffic Management. Research and development expense attributable to the Other segment was $294 million in 2001, $84 million in 2000 and $5 million in 1999. Also included in the Other segment for 2001 are losses relating to intercompany guarantee payments made to BCC amounting to $49 million and operating earnings of $23 million attributable to financing assets not intended to be transferred to BCC. As of 2001, these financing assets consisted of four C-17 transport aircraft leased to the United Kingdom Royal Air Force.

Events of September 11, 2001 On September 11, 2001, the United States was the target of severe terrorist attacks that involved the use of U.S. commercial aircraft manufactured by the Company. These attacks resulted in a significant loss of life and property and caused major disruptions in business activities and in the U.S. economy overall.

To address the widespread financial impact of the attacks, the Emerging Issues Task Force (EITF) released Issue No. 01-10, *Accounting for the Impact of Terrorist Attacks of September 11, 2001*. This issue specifically prohibits treating costs and losses resulting from the events of September 11, 2001, as extraordinary items; however, it observes that any portion of these costs and losses deemed to be unusual or infrequently occurring should be presented as a separate line item in income from continuing operations.

For the year ended December 31, 2001, the Company recorded a charge of $935 million in the caption 'Special charges due to events of September 11, 2001.' This charge related to the categories listed below. Of this charge, $908 million is related to the Commercial Airplanes segment and $27 million is related to the Other segment.

Employee Severance The Company incurred and is expected to incur employment reductions resulting from the decrease in aircraft demand, which directly related to the attacks of September 11, 2001. For the year ended December 31, 2001, the Company recorded a charge of $287 million attributable to the associated employee severance obligations.

717 Forward Loss In the fourth quarter of 2001, the accounting quantity of the 717 program was revised to 135 units from 200 units. This revision resulted from a lack of firm demand for the 717 aircraft subsequent to September 11, 2001, and the uncertainty in estimating future revenues and costs for 200 units based upon the revised projected delivery schedule. The forward loss of $250 million represents the amount by which, as of December 31, 2001, the inventory balance plus estimated future inventory costs exceeds the estimated revenue for the undelivered aircraft within the revised accounting quantity. As of December 31, 2001, the Company cumulatively delivered 93 717 program aircraft. The estimates for the revised accounting quantity assume that the 717 will remain an ongoing program. Although there are no plans to do so, if the program were to be terminated after the delivery of 135 units, the Company would be exposed to potentially material termination costs.

Used Aircraft Valuation The events of September 11, 2001, resulted in a significant decrease in the market value of used aircraft. The Company recorded a charge of $185 million relating to the decrease in market value for aircraft held for resale as well as asset purchase obligations relating to trade-in of used aircraft.

Inventory Valuation The Company recorded a charge of $96 million relating to excess and obsolete commercial airplane spares inventory. Subsequent to September 11, 2001, commercial airline customers worldwide removed a substantial number of aircraft from service. The ultimate realization of future sales for specific spare parts held in inventory is highly dependent on the active aircraft fleet in which that spare part supports. The revised projections for future demand of certain spare parts indicate that current inventory quantities are in excess of total expected future demand.

Vendor Penalties The decrease in production rates on certain commercial airplane models and related products triggered contractual penalty clauses with various vendors and subcontractors, and the Company recorded a charge of $68 million for these penalties. The decrease in production rates resulted directly from the change in aircraft demand after the events of September 11, 2001.

Guarantee Commitments The Company has extended certain guarantees and commitments such as asset value guarantees discussed in Note 24. Based upon the impact of the events of September 11, 2001, on aircraft market prices and aircraft demand of customers who are counterparties in these guarantees, the Company recorded a charge of $49 million associated with an adverse exposure under these guarantees.

Ongoing Assessment The Company will continue to assess other potential losses and costs it might incur in relation to the attacks. These future costs are not yet accruable; however, the Company expects that such costs may be incurred throughout 2002. Liabilities totalling $542 million were established as of December 31, 2001, associated with these charges and are expected to be settled by the end of 2002. Any costs or adjustments in estimates will continue to be recognized as a separate component of earnings from operations entitled 'Special charges due to events of September 11, 2001.'

Research and Development

Research and development expenditures charged directly to earnings include design, development and related test activities for new and derivative commercial jet aircraft, other company-sponsored product development, and basic research and development, including amounts allocable as overhead costs on U.S. Government contracts.

Total research and development expense in 2001 was $1,936 million, compared with $1,998 million in 2000 and $1,341 million in 1999. Excluding the $557 million of in-process research and development (IPR&D) expense in 2000, research and development expense increased $495 million in 2001, principally reflecting increases in the Commercial Airplanes segment and the Other segment, which includes activities relating to Connexion by Boeing℠. Excluding IPR&D, research and development expense increased $100 million in 2000, principally due to increases from the Space and Communications segment.

Commercial Airplanes Commercial Airplanes research and development expense was $858 million in 2001, $574 million in 2000 and $585 million in 1999. The increase in 2001 over 2000 reflects increased spending attributable to the development of two longer-range 777 models (777-300ER and 777-200LR), a longer-range 747-400 (747-400ER) and a sonic cruiser airplane.

In addition to the 777-300ER, 777-200LR and the 747-400ER, the principal commercial aircraft developmental programs during the 1999-2001 period were the 767-400ER, and the 737-900. In 2001, the Company announced the 777-200LR program had been rephased approximately 18 months.

The initial delivery of the 737-900, the largest member of the Next-Generation 737 family occurred in the second quarter of 2001. The initial delivery of the 767-400ER, a stretched version of 767-300ER, occurred in the third


Research and Development (Excluding IPR&D)
dollars in millions
%
2,000
1,600
1,200
800
400
4.5
3.5
2.5
1.5
0.5
97
98
99
00
01
Research and Development Expense
Percent of Sales

quarter of 2000. The initial delivery of the 757-300, a stretched derivative of the 757-200, occurred in March 1999.

Military Aircraft and Missile Systems The Military Aircraft and Missile Systems segment continues to pursue business opportunities where it can use its customer knowledge, technical strength and large-scale integration capabilities. The segment's level of research and development expenditures is consistent with this approach, and reflects the recent business environment, which has presented few major new-start opportunities. Current research and development activities focus on near and long-term customer needs. Research and development activities are providing system upgrade and technology insertions to enhance the capability and competitiveness of existing product lines including Apache, C-17, F-15E, F/A-18E/F, and the Joint Direct Attack Munition (JDAM). Research and development initiatives to bring new capabilities and products to the market include the Canard Rotor Wing (CRW), RAH-66 Comanche, Advanced Tactical Transport (ATT), Multimission Maritime Aircraft (MMA), the E/A-18 Electronic Attack Aircraft, the Small Diameter Bomb (SDB) and the 767 Tanker program. Military Aircraft & Missiles is conducting extensive research and development on the unmanned systems including the U.S. Air Force's Unmanned Combat Air Vehicle (UCAV) and its Naval counterpart (UCAV-N).

Space and Communications Space and Communications research and development expense, excluding in-process research and development, was $526 million in 2001 and 2000, and $492 million in 1999. Significant investment in development programs at the Space and Communications segment continued during 2001. Company-sponsored research and development expenditures supported the development of the Delta IV launch vehicle and the 737-based Airborne Early Warning & Control aircraft. Delta IV development expense has been reduced by the U.S. Government's participation in developing the Evolved Expendable Launch Vehicle (EELV). Company-sponsored research and development levels are expected to decline in 2002 due to the transition of the Delta IV launch vehicle into production.

In-process research and development recognized in 2000 The fair value amount of $500 million of in-process research and development (IPR&D) attributed to the Hughes acquisition in 2000 discussed below was determined by an independent valuation using the income approach.

Thirteen projects were included in the valuation, of which the principal projects were based on the following: technologies associated with high-efficiency solar cells and satellite battery technology ($189 million), phased array and digital processing technology to provide high-speed broadband service ($89 million), and xenon-ion systems for satellite engine propulsion ($82 million). The fair value of identifiable intangibles was also determined by an independent valuation primarily using the income approach. The following risk-adjusted discount rates were used to discount the project cash flows: solar cells and satellite battery technology, 17%; phased array and digital processing technology to provide high-speed broadband service, 18%; xenon-ion systems for satellite engine propulsion, 18%; all other projects, 18.2% weighted average. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion ranging from approximately 31% to 92% complete as of the valuation date. As of December 31, 2001, the percentages complete by project were as follows: solar cells and satellite battery technology, 80%; phased array and digital processing technology, 95%; xenon-ion systems for satellite engine propulsion, 90%. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects are anticipated to be completed between 2002 and 2004. The estimated cost to complete the projects is $50 million.

The discount rates stated previously are higher than the Company's weighted average cost of capital due to the inherent uncertainties in the estimates described previously, including the uncertainty surrounding the successful completion of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of the timing of the related product introduction and then-existing competing products. If these projects are not successfully developed, the future revenue and profitability of Boeing Satellite Systems may be adversely affected. Additionally, the value of the other intangible assets acquired may become impaired.

The fair value amount of $45 million of IPR&D attributed to the acquisition of Jeppesen Sanderson, Inc., was determined by an independent valuation. The acquired IPR&D technology consists primarily of three software projects that will work together to store information and extract it for use in various products sold by Jeppesen.

The technology will allow the production of end user aeronautical information with forward and backward date effectivity, and will allow the extraction of the information on a near real time basis. Furthermore, the technology will allow the creation of packages of aeronautical information, which can be tailored to individual customers worldwide. These acquired IPR&D projects were completed during 2001, with the full range and production of the technology anticipated in the first quarter of 2002. The completed technology can only be used for its specific and intended purpose and as such no alternative future uses exist. The valuation methodology was determined using the income approach, and a risk-adjusted discount rate of 15% was used to discount the project cash flow. During the year ended December 31, 2001, Jeppesen had completed all IPR&D projects for a total cost of $18 million.

Other acquisitions resulting in the recognition of IPR&D during 2000 using a similar income approach included *Continental Graphics Corp. ($7 million IPR&D) and Autometric, Inc. ($5 million IPR&D).*

Income Taxes

The 2001 effective income tax rate of 20.7% includes a one-time benefit of $343 million reflecting a settlement with the Internal Revenue Service relating to research credit claims on McDonnell Douglas Corporation fixed-price government contracts applicable to the 1986-1992 federal income tax returns. Absent this settlement, the effective tax rate for 2001 would be 30.3%, which varies from the federal statutory tax rate of 35%, principally due to Foreign Sales Corporation (FSC) and Extraterritorial Income (ETI) exclusion tax benefits of $222 million. Offsetting this benefit are state income taxes and the non-deductibility of certain goodwill, principally the goodwill acquired by the acquisition of the aerospace and defense units from Rockwell International Corporation in 1996.

The effective income tax rates of 29.0% for 2000 and 30.5% for 1999 also vary from the federal statutory tax rate principally due to FSC benefits of $291 million in 2000 and $230 million in 1999.

In February 2000, the World Trade Organization (WTO) Appellate Body upheld a panel decision that U.S. FSC tax provisions constituted a prohibited export subsidy. In response, in November 2000, the United States enacted legislation to repeal the FSC tax provisions, subject to transition rules, and enacted replacement legislation (the Extraterritorial Income Exclusion Act of 2000). The European Union objected to this ETI exclusion, and in November 2001 asked the WTO to authorize trade sanctions on a list of goods, including aircraft, produced in the United States. In January 2002, the Appellate Body of the WTO upheld a ruling that the United States had failed to withdraw the prohibited FSC export subsidy. The U.S. Government is currently reviewing its options in response to this decision. It is not possible to predict what impact, if any, this issue will have on future earnings pending final resolution of the challenge.

Acquisitions in 2000

On October 6, 2000, the Company acquired the Hughes Electronics Corporation (Hughes) space and communications and related businesses. The acquisition was accounted for under the purchase method, by which the purchase price was allocated to the net assets acquired based on preliminary estimates of their fair values. The original purchase price was $3,849 million, initial goodwill was valued at $740 million and the other intangible assets were valued at $631 million. During the period from acquisition to the third quarter of 2001, the Company completed its assessment of the net assets acquired and goodwill was increased to a balance of $2,166 million. Included in goodwill are certain claims submitted to Hughes for resolution as contractual purchase price contingencies. The Company anticipates finalizing the Hughes purchase price allocation during late 2002 or early 2003, at the conclusion of arbitration procedures related to these contingencies. Other adjustments were recorded to reflect finalization of fair value assessments for the net assets acquired and the impact of the Company's accounting policies on acquired balances.

Other acquisitions in 2000 included Jeppesen Sanderson, Inc. for $1,524 million in cash, Continental Graphics Corp. for $183 million in cash, and Autometric, Inc. for $119 million in cash.

Labor Negotiations and Workforce Levels

As of December 31, 2001, the Company's principal collective bargaining agreements were with the International Association of Machinists and Aerospace Workers (IAM), representing 24% of employees (current agreements expiring September and October 2002, and May 2004); the Society of Professional Engineering Employees in Aerospace (SPEEA), representing 14% of employees (current agreements expiring in December 2002 and February 2004); the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW), representing 4% of employees (current agreements expiring September 2002, May 2003, and April 2004); and Southern California Professional Engineering Association (SCPEA), representing 2% of employees (current agreement expiring March 2005).

The Company's workforce level was 188,000 at December 31, 2001.

Liquidity and Capital Resources

The primary factors that affect the Company's investment requirements and liquidity position, other than operating results associated with current sales activity, include the following: timing of new and derivative programs requiring both high developmental expenditures and initial inventory buildup; cyclical factors, including growth and expansion requirements and requirements associated with reducing sales levels; customer financing assistance; the timing of federal income tax payments; the Company's stock repurchase plan; and potential acquisitions.

Cash flow summary Following is a summary of Company cash flows based on changes in cash and short-term investments. This cash flow summary is not intended to replace the Consolidated Statements of Cash Flows on page 37 that are prepared in accordance with generally accepted accounting principles, but is intended to highlight and facilitate understanding of the principal cash flow elements. Free cash flow is defined as cash flow from operations less change in short-term investments, reduced by facilities and equipment expenditures.

(Dollars in billions)	2001	2000	1999
Net earnings	**$ 2.8**	$ 2.1	$2.3
Non-cash charges to earnings [(a)]	**2.4**	2.6	1.8
Change in gross inventory [(b)]	**1.0**	1.6	5.6
Change in customer advances [(c)]	**(1.0)**	(0.5)	(3.6)
Net changes in receivables, liabilities, deferred income taxes and other [(d)]	**(0.4)**	0.4	0.2
Facilities and equipment expenditures	**(1.1)**	(0.9)	(1.2)
Pension income variance to funding	**(1.0)**	(0.4)	(0.3)
Free cash flow	**2.7**	4.9	4.8
Proceeds from dispositions [(e)]	***0.2***	*0.2*	*0.4*
Change in customer and commercial financing [(f)]	**(3.8)**	(1.1)	(0.6)
Change in debt [(g)]	**3.4**	2.0	(0.2)
Acquisitions, net of cash acquired		(5.7)	
Net shares acquired, other [(h)]	**(2.3)**	(2.3)	(2.9)
Cash dividends	**(0.6)**	(0.5)	(0.5)
Increase (decrease) in cash and short-term investments	**$(0.4)**	$(2.5)	$1.0
Cash and short-term investments at end of year	**$ 0.6**	$ 1.0	$3.5

(a) Non-cash charges to earnings as presented here consist of depreciation, in-process research and development, amortization, retiree health care accruals, customer and commercial financing valuation provision and share-based plans expense. The Company has not funded retiree health care accruals and, at this time, has no plan to fund these accruals in the future. The share-based plans do not impact current or future cash flow, except for the associated positive cash flow tax implications. Share-based plans expense is projected to increase in the near term as additional annual Performance Share grants are made. See Note 22 to the consolidated financial statements.

(b) The decrease in inventory also resulted from improved inventory turns in 2000 and 2001 and decreased production rates in 2000.

(c) The changes in commercial customer advances during 1999, 2000 and 2001 were broadly distributed among the commercial jet programs, and generally correspond to orders and production rate levels.

(d) The total change in receivables, liabilities, income taxes payable and deferred, and other resulted in a net asset decrease of $0.2 billion for the three-year period presented. The most significant element of this change related to income taxes payable and deferred, where the decrease in cash for 2001 attributable to these accounts amounted to $0.5 billion. The substantial tax payments in 2001 ($1.5 billion, compared with $0.4 billion in 2000 and $0.6 billion in 1999) resulted principally from payments due to the completion of contracts executed under prior tax regulations. Future tax payments are not anticipated to deviate significantly from future tax provisions.

(e) Proceeds from dispositions include receipts from the sale of subsidiaries and the sale of real property. Included in the proceeds for 1999 are receipts of approximately $162 million related to the sale of Boeing Information Systems.

(f) Over the three-year period 1999-2001, the Company generated $4.6 billion of cash from principal receipts and by selling customer financing receivables and operating lease assets. Over the same period, additions to customer financing amounted to $10.0 billion. These net increases in customer financing have been principally funded by debt. As of December 31, 2001, the Company had outstanding commitments of approximately $7.5 billion to arrange or provide financing related to aircraft on order or under option for deliveries scheduled through the year 2010. Not all these commitments are likely to be used; however, a significant portion of these commitments are with parties with relatively low credit ratings. See Note 25 to the consolidated financial statements concerning concentration of credit risk. Outstanding loans and commitments are primarily secured by the underlying aircraft or equipment.

(g) Debt maturities during this three-year period included $538 million in 2001, $480 million in 2000 and $650 million in 1999. Additionally, Boeing Capital Corporation (BCC), a corporation wholly owned by the Company, issued $3.9 billion of debt in 2001, $2.0 billion in 2000 and $400 million in 1999. The significant BCC debt issuance in 2000 and 2001 was performed in conjunction with the transfer of a significant portion of the Company's customer financing assets to BCC as well as growth in the customer financing portfolio.

(h) In the third quarter of 1998, the Company announced a share repurchase program to buy up to 15% of the Company's outstanding shares of common stock. The Company repurchased 35.2 million shares of stock for $1.3 billion in 1998, 68.9 million shares for $2.9 billion in 1999, and 41.8 million shares for $2.4 billion in 2000, which completed the share repurchase program. In the fourth quarter of 2000, the Company authorized an additional share repurchase program for up to 85 million additional shares. As of December 31, 2001, the Company had repurchased 40.7 million shares for $2.4 billion.

Disclosures about contractual obligations and commercial commitments The following table and narrative gives additional guidance related to contractual obligations and commercial commitments.

Contractual Obligations (in millions)	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	$11,805	$1,337	$1,554	$2,742	$6,172
Capital lease obligations	460	62	212	114	72
Operating leases	1,827	376	497	344	610
Total contractual obligations	$14,092	$1,775	$2,263	$3,200	$6,854

Unconditional purchase obligations The Company has entered into significant long-term purchase obligations with a large network of suppliers. The need for such arrangements with suppliers and vendors arises due to the extended production planning horizon for many of its products, including commercial aircraft, military aircraft and other products where the delivery to the customer is over an extended period of time. A significant portion of these purchase obligations are either supported by a firm contract from a customer or have historically resulted in settlement through either termination payments or contract adjustments, when necessary, should the customer base not materialize to support delivery from the supplier.

Other Commercial Commitments (in millions)	Total Amounts Committed	Less than 1 year	1–3 years	4–5 years	After 5 years
Standby letters of credit and surety bonds	$ 1,127	$ 918	$ 65	$ 93	$ 51
Guarantees	1,283	524	203	73	483
Other commercial commitments	9,192	5,122	2,645	691	734
Total other commercial commitments	$11,602	$6,564	$2,913	$857	$1,268

Other commercial commitments in the table above include irrevocable financing commitments related to aircraft on order, commercial equipment financing, and commitments to purchase used aircraft. These are discussed in Note 24 to the consolidated financial statements.

Capital resources The Company has the following Standard & Poor's credit ratings: short-term, A-1; senior debt, A+. BCC has the following Standard & Poor's credit ratings: short-term, A-1; senior debt, A+. The Company has the following Moody's credit ratings: short-term, P-1; senior debt, A2. BCC has the following Moody's credit ratings: short-term, P-2; senior debt, A3.

The events of September 11, 2001, negatively impacted the liquidity and capital resources of the Company. Subsequent to September 11, 2001, the Company utilized the commercial paper program for the first time, providing additional short-term liquidity. Commercial paper remains a significant liquidity source, and the Company plans to increase the authorized commercial paper program size.

On February 22, 2002, BCC filed with the Securities and Exchange Commission a Form S-3 Registration Statement for a public shelf registration of $5.0 billion of debt securities.

The Company has long-term debt obligations of $11.8 billion, which are unsecured. Approximately $1.3 billion mature in 2002, and the balance has an average maturity of 11.8 years. Excluding BCC, total long-term debt is at 32% of total shareholders' equity plus debt. The consolidated long-term debt, including BCC, is at 53% of total shareholders' equity plus debt.

The Company has substantial additional long-term borrowing capability. Revolving credit line agreements with a group of major banks, totaling $4.5 billion, remain available but unused. The Company believes its internally generated liquidity, together with access to external capital resources, will be sufficient to satisfy existing commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year.

Contingent Items

Various legal proceedings, claims and investigations related to products, contracts and other matters are pending against the Company. Most significant legal proceedings are related to matters covered by insurance. Major contingencies are discussed below.

The Company is subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. Due in part to their complexity and pervasiveness, such requirements have resulted in the Company being involved with related legal proceedings, claims and remediation obligations since the 1980s.

The Company routinely assesses, based on in-depth studies, expert analyses and legal reviews, its contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and of recoveries from insurance carriers. The Company's policy is to immediately accrue and charge to current expense identified exposures related to environmental remediation sites based on estimates of investigation, cleanup and monitoring costs to be incurred.

The costs incurred and expected to be incurred in connection with such activities have not had, and are not expected to have, a material impact to the Company's financial position. With respect to results of operations, related charges have averaged less than 2% of annual net earnings. Such accruals as of December 31, 2001, without consideration for the related contingent recoveries from insurance carriers, are less than 2% of total liabilities.

Because of the regulatory complexities and risk of unidentified contaminated sites and circumstances, the potential exists for environmental remediation costs to be materially different from the estimated costs accrued for identified contaminated sites. However, based on all known facts and expert analyses, the Company believes it is not reasonably likely that identified environmental contingencies will result in additional costs that would have a material adverse impact to the Company's financial position or operating results and cash flow trends.

The Company is subject to U.S. Government investigations from which civil, criminal or administrative proceedings could result. Such proceedings could involve claims by the Government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. The Company believes, based upon all available information, that the outcome of any such government disputes and investigations will not have a material adverse effect on its financial position or continuing operations.

In 1991, the U.S. Navy notified McDonnell Douglas (now a subsidiary of the Company) and General Dynamics Corporation (the "Team") that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the Government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. As of December 31, 2001, inventories included approximately $583 million of recorded costs on the A-12 contract, against which the Company has established a loss provision of $350 million. The amount of the provision, which was established in 1990, was based on McDonnell Douglas's belief, supported by an opinion of outside counsel, that the termination for default would be converted to a termination for convenience, and that the upper range of possible loss on termination for convenience was $350 million.

On August 31, 2001, the U.S. Court of Federal Claims issued a decision after trial upholding the Government's default termination of the A-12 contract on the ground that the Team could not meet the revised contract schedule unilaterally imposed by the Government after the Government had waived the original schedule. The court did not, however, enter a judgment for the Government on its claim that the Team be required, as a consequence of the alleged default, to repay progress payments that had not been formally liquidated by deliveries at the time of termination. These unliquidated progress payments total $1,350 million. On October 4, 2001, the court confirmed that it would not be entering judgment in favor of the Government in the amount of these unliquidated progress payments. This is the latest decision relating to long-running litigation resulting from the A-12 contract termination in 1991, and follows an earlier trial court decision in favor of the contractors and reversal of that initial decision on appeal.

The Company believes, supported by an opinion of outside counsel, that the trial court's rulings with respect to the enforceability of the unilateral schedule and the termination for default are contrary to law and fact. The Company believes the decision raises valid issues for appeal and is pursuing its appeal.

If, contrary to the Company's belief, the decision of the trial court on termination were sustained on appeal, the Company would incur an additional loss of approximately $275 million, consisting principally of remaining inventory costs and adjustments. And if, contrary to the Company's belief, the appeals court further held that a money judgment should be entered against the Team in the amount of the unliquidated progress payments, the Team would be required to pay the Government $1,350 million plus statutory interest from February 1991 (currently totaling approximately $970 million). Under this outcome, the Company would be obligated to pay one half of these amounts. The additional loss to the Company would total approximately $1,430 million in pretax charges, consisting principally of the repayment obligations and the remaining inventory costs and adjustments.

The Company believes that the loss provision established by McDonnell Douglas in 1990 continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process as of December 31, 2001. Final resolution of the A-12 litigation will depend upon the outcome of further proceedings or possible negotiations with the Government.

On October 31, 1997, a federal securities lawsuit was filed against the Company in the U.S. District Court for the Western District of Washington, in Seattle. The lawsuit names as defendants the Company and three of its then executive officers. Additional lawsuits of a similar nature have been filed in the same court. These lawsuits were consolidated on February 24, 1998. The lawsuits generally allege that the defendants desired to keep the Company's share price as high as possible in order to ensure that the McDonnell Douglas shareholders would approve the merger and, in the case of the individual defendants, to benefit directly from the sale of Boeing stock during the period from April 7, 1997 through October 22, 1997. By order dated May 1, 2000, the Court certified two subclasses of plaintiffs in the action: a. all persons or entities who purchased Boeing stock or call options or who sold put options during the period from July 21, 1997 through October 22, 1997, and b. all persons or entities who purchased McDonnell Douglas stock on or after April 7, 1997, and who held such stock until it converted to Boeing stock pursuant to the merger. The plaintiffs sought compensatory damages and treble damages. On September 17, 2001, the Company reached agreement with class counsel to settle the lawsuit for $92.5 million. The settlement will have no effect on the Company's earnings, cash flow or financial position, as it is within insurance limits. The settlement is conditioned on notice to the class members and Court approval, which is expected to occur in 2002.

On February 25, 2000, a purported class action lawsuit alleging gender discrimination and harassment was filed against The Boeing Company, Boeing North American, Inc., and McDonnell Douglas Corporation. The complaint, filed with the United States District Court in Seattle, alleges that the Company has engaged in a pattern and practice of unlawful discrimination, harassment and retaliation against females over the course of many years. The complaint, Beck v. Boeing, names 28 women who have worked for Boeing in the Puget Sound area; Wichita, Kansas; St. Louis, Missouri; and Tulsa, Oklahoma. On March 15, 2000, an amended complaint was filed naming an additional 10 plaintiffs, including the first from California. The lawsuit attempts to represent all women who currently work for the Company, or who have worked for the Company in the past several years.

The Company has denied the allegation that it has engaged in any unlawful "pattern and practice." Plaintiffs' motion for class certification was filed in May 2001. The class they sought included salaried employees in Puget Sound, Wichita, St. Louis, and Long Beach, and hourly employees in Puget Sound, Wichita, and St. Louis.

On October 19, 2001, the court granted class certification to a segment of the population sought by the plaintiffs. The court ruled that the action could proceed on the basis of two limited subclasses: a. all non-executive salaried women (including engineers) in the Puget Sound area, and b. all hourly women covered by the Machinists' Bargaining Agreement in the Puget Sound area. The claims to be litigated are alleged gender discrimination in compensation and promotion. The court also held that the plaintiffs could not seek back pay. Rather, should liability be found, the potential remedies include some form of injunctive relief as well as punitive damages. The U.S. Ninth Circuit Court of Appeals has accepted the Company's interlocutory appeal of the class certification decision, particularly the ruling that leaves open the possibility of punitive damages. The Company intends to continue its aggressive defense of these cases. It is not possible to predict what impact, if any, these cases could have on the financial statements.

Business Environment and Trends

Commercial Airplanes Business Environment and Trends

The worldwide market for commercial jet airplanes continues to be predominantly driven by long-term trends in airline passenger traffic. The principal factors underlying long-term traffic growth are sustained economic growth, both in developed and emerging countries, and political stability. Demand for the Company's commercial airplanes is further influenced by airline industry profitability, world trade policies, government-to-government relations, environmental constraints imposed upon airplane operations, technological changes, and price and other competitive factors.

Airline industry environment After several years of economic expansion, the major economies of the United States and Europe began to slow in 2001. Air travel growth slowed in parallel. World air travel grew at more than 7% for the year ending December 2000. By August of 2001, air travel growth had dropped 3% over the previous 12 months. The industry downturn in the wake of the terrorist attacks on September 11, 2001 was immediate, serious and widespread. Air travel to, from and within the United States was halted for a period of days. Air travel in September declined by almost 20% in the U.S. and by approximately 12% in both Europe and Asia. Airlines cut back their routes and frequencies to deal with the fall off in traffic. The major U.S. airlines reported significant financial losses in the fourth quarter and profits for European and Asian airlines declined. Recent trends indicate that, absent an event similar to that occurring on September 11, 2001, air travel growth and airline revenue will gradually return to pre-September 11 levels. As this happens, airlines are expected to slowly expand their routes and frequencies and return to profitability.

The Company's 20-year forecast of the average long-term growth rate in passenger traffic is 4.7% annually, based on projected average worldwide annual economic real growth of 3.0%. Based on global economic growth projections over the long term, and taking into consideration an increasingly competitive environment, increasing utilization levels of the worldwide airplane fleet and requirements to replace older airplanes, the Company projected almost a $5 trillion market for new airplanes and services over the next 20 years. This is a long-term forecast; historically, the effect of events such as the Gulf War have been relatively short term and, while they have had significant impact over the span of several years, they have not dramatically affected the longer term trends in the world economy and, therefore, the Company's market outlook.

Airline deregulation Worldwide, the airline industry has experienced progressive deregulation of domestic markets and increasing liberalization of international markets. Twenty-five years ago virtually all air travel took place within a framework of domestic and international regulatory oversight. Since then, an increasing number of countries, most notably the United States, Australia, Japan and the countries in Western Europe, have eliminated restrictive regulations for domestic airline markets and promoted a more open-market climate for international services. Other countries such as Japan have deregulated their domestic markets. Currently, approximately one-half of all air travel takes place within an open-market environment. These trends are expected to continue, but at varying rates in different parts of the world. By 2010, an estimated two-thirds of air travel will be in open markets. Liberalization of government regulations, together with increased airplane range capabilities, gives airlines greater freedom to pursue optimal fleet-mix strategies. This increased flexibility allows the airlines to accommodate traffic growth by selecting the best mix of flight frequencies and airplane size and capabilities for their route systems. In intercontinental markets, more liberal bilateral air service agreements provide an important stimulus to opening new city-pair markets, which favor increased flight frequency over capacity growth. In parallel with regulatory liberalization, developments in improving airplane range performance will continue to allow airlines to expand the number of direct city-to-city routes, thus reducing the reliance on indirect routes through central hubs that require larger capacity airplanes.

Mandated noise level compliance A mandate went into effect January 1, 2000, requiring that all operations into and out of U.S. airports must be made with Stage 3 noise level compliant airplanes. A similar mandate will become effective in most European airports in April 2002. Compliance with these policies continues to be a factor for new airplane deliveries. During 2001, the International Civil Aviation Organization (ICAO) formulated new noise level standards for the world airplane fleet. The ICAO standard, referred to as Chapter 4, applies only to new aircraft types. Since there are no ICAO standards that apply to the existing world fleet, the European Union may enact more stringent requirements in order to force the retirement of the noisiest Chapter 3 airplanes currently operating in Europe. The Company supports the mission of ICAO and endorses the continuing development of international noise standards. The Company believes that adoption of common standards worldwide will promote both meaningful control of noise pollution and a healthy economic environment around the world.

Industry competitiveness Over the past ten years, the Company has maintained, on average, approximately a two-thirds share of the available commercial jet airplane market. The Company currently faces aggressive international competitors that are seeking to increase market share. This competitive factor was demonstrated by the decision of Airbus to introduce the A380, a proposed aircraft with passenger seating greater than the 747, to increase market share at the upper end of the large airplane market. This market environment has resulted in intense pressures on pricing and other competitive factors. The Company's focus on improving processes and other cost reduction efforts is intended to enhance its ability to pursue pricing strategies that enable the Company to maintain leadership at satisfactory margins. Additionally, the Company's extensive customer support services network for airlines throughout the world plays a key role in maintaining high customer satisfaction. As an example, on-line access is available to all airline customers for engineering drawings, parts lists, service bulletins and maintenance manuals.

The commercial jet aircraft market and the airline industry remain extremely competitive. Competitive pressures and increased lower-fare personal travel have combined to cause a long-term downward trend in passenger revenue yields worldwide (measured in real terms). Market liberalization within Europe has enabled low-cost airlines to enter the market. These airlines increase the downward pressure on airfares, similar to the competitive environment in the United States. Airfares between Asia and the United States are among the lowest yield (airfare divided by revenue passenger miles) of any in the world. These factors result in continued price pressure on the Company's products. Major productivity gains are essential to ensure a favorable market position at acceptable profit margins.

In July 2000, three major European aerospace companies (Aerospatiale Matra of France, DaimlerChrysler Aerospace of Germany and Construcciones Aeronautica of Spain) combined to form the European Aeronautic Defence and Space Company (EADS). As a result of the formation, EADS became an 80% owner of Airbus Industrie (AI) and led the effort for the formation of the Airbus Integrated Company (AIC) in early 2001. The creation of the AIC effectively changes the Airbus role, from that of a marketer/distributor of large commercial airplanes to one including complete manufacturing responsibility. The AIC is incorporated under French law as a privately held corporation owned 80% by EADS and 20% by BAE Systems.

Over the past five years, sales outside the United States have accounted for approximately 51% of the Company's total Commercial Airplanes segment sales; approximately 46% of the Commercial Airplanes segment contractual backlog at year-end 2001 was with customers based outside the United States. Continued access to global markets remains vital to the Company's ability to fully realize its sales potential and projected long-term investment returns.

The impact of world trade policies In 1992, the United States and the European Union entered into a bilateral agreement disciplining government subsidies to Airbus Industrie. Among other things, the agreement limited the amount of the subsidy to no more than 33% of the total development costs for each airplane program. It also calls for a "progressive reduction" in that level of support. However, in 1994, more than 130 countries, including all the states of the European Union, signed the Subsidies and Countervailing Measures (SCM) Agreement at the World Trade Organization (WTO) in Geneva. The 1994 SCM Agreement prohibits government subsidies to virtually all industries, including the aerospace industry. The Company welcomed the restructuring of Airbus into a "Single Corporate Entity" assuming that Airbus complies with the 1994 SCM and results in more transparent financial reporting.

The WTO promotes open and non-discriminatory trade among its members. Among other things, it administers an improved SCM Agreement, applicable to all members, that provides important protections against injurious subsidies by governments. It also uses improved dispute settlement procedures to resolve disagreements among nations – a provision not found in the 1992 bilateral agreement. The 1992 bilateral United States-European Union agreement and the later-in-time WTO SCM constitute the basic limits on government supports of development costs. The Company takes the position that the 1994 WTO SCM is the controlling agreement.

See the discussion on page 48 concerning the European Union challenge that has been filed with the WTO related to U.S. Foreign Sales Corporation and Extraterritorial Income Exclusion tax provisions.

Governments and companies in Asia and the former Soviet Union are seeking to develop or expand airplane design and manufacturing capabilities through teaming arrangements with each other or current manufacturers. The Company continues to explore ways to expand its global presence in this environment.

Summary Although near-term market uncertainties remain, particularly with respect to the recovery post September 11, 2001, the long-term market outlook appears favorable. The Company is well positioned in all segments of the commercial jet airplane market, and intends to remain the airline industry's preferred supplier through emphasis on product offerings and customer service that provide the best overall value in the industry.

Military Aircraft and Missile Systems Business Environment and Trends

The Company is the world's largest producer of military aircraft and the second largest supplier to the U.S. Department of Defense. The Company's Military Aircraft and Missile Systems segment portfolios are well balanced among research and development, major development programs, current production and upgrade activities, and post-production aerospace support activities. The Company continues to explore a wide array of options and opportunities for growth around the globe.

Militaries worldwide are transforming their forces and changing their approach to acquisition. The transformation in forces is evidenced by a trend toward smaller, but more capable and more technologically advanced, force structures. The transformation in acquisition is evidenced by an increasing trend toward cooperative international development programs and a demonstrated willingness to explore new forms of acquisition and ownership including the lease of military support aircraft. The Company is uniquely positioned to integrate the customer knowledge, large-scale systems integration and lean enterprise competencies of its Commercial Airplanes,

Military Aircraft and Missile Systems, and other operating segments into value creating solutions for its military customers.

General environment The U.S. Department of Defense (DoD), with over 40% of the world's defense budget, remains the principal customer of the Company's Military Aircraft and Missile Systems business unit. Several trends are emerging that are shaping customer behavior in this business segment. U.S. force structure is shrinking and aging while the tempo of engagements worldwide remains high. The latest military activity by the United States in Afghanistan demonstrates the value of systems that can communicate with each other, can operate over longer ranges, are unmanned and provide the asymmetrical advantages of precision, persistence and selective engagement.

The ways in which institutions and events shape the defense industrial environment were illustrated almost simultaneously in 2001. From an institutional perspective, the 2001 Quadrennial Defense Review (QDR), released on September 12, 2001, identifies national security goals that promote continued modernization and transformation of the nation's military. The policy goals are assuring allies and friends; dissuading future military competition; deterring threats to U.S. interests; and defeating aggression if deterrence fails. These goals translate into continuing demands for forward presence, rapid contingency response, homeland security, peacekeeping, humanitarian and disaster relief operations that are driving high usage of personnel and equipment that results in operating cost affordability issues. Current acquisition rates for aircraft, missiles and ships are well below the rates needed to recapitalize aging equipment while the DoD is faced with rising personnel, health care and support costs.

In light of an immediate and a durable need to maintain strong U.S. defense capabilities covering a very broad spectrum of threats and responses, near-term DoD budgets have increased, and longer-range forecasts expect DoD budgets to grow faster than anticipated prior to September 11, 2001. However, with a softening global economy and anticipated federal budget tensions, allocations to DoD procurement are unlikely to increase significantly. This suggests that the DoD will continue to focus on affordability strategies emphasizing unmanned air combat and reconnaissance vehicles, precision guided weapons and continued privatization of logistics and support activities as a means to improve overall effectiveness while maintaining control over costs. The Company's capabilities and programs are well suited to provide the military capabilities essential to meet the challenges.

The global competitive environment is changing rapidly and it is best characterized by a trend toward consolidation, especially in Europe. The Company faces strong competition in all market segments at home and abroad. Industry consolidation in the United States has resulted in four principal prime contractors for defense aerospace systems and electronics: Boeing, Lockheed Martin, Raytheon and Northrop Grumman. Given the relatively small number of prime contractors, these companies often partner and serve as major suppliers to each other on a various number of major programs. Although there may be niche acquisitions and product portfolio exchanges at the prime contractor level, continued consolidation is likely among subcontractors.

On a global level, the Company faces strong competition from major European corporations. BAE Systems, with its acquisitions of certain U.S. defense electronics companies, has positioned itself as an incumbent competitor in the United Kingdom and in the U.S. markets. The European Aeronautics Defense & Space Corporation (EADS) is one of the largest aircraft and defense companies in the world and stands to benefit directly as Europe continues to move toward a common defense identity and industrial policy. The emergence of Matra BAe Dynamics Alenia (MBDA) into a single European weapons provider creates a formidable competitor from what was once a fragmented European industry. Agusta-Westland and Eurocopter remain the primary European rotorcraft systems providers for both defense and commercial aerospace. In response to emerging opportunities and competitive pressures internationally, the Company is actively pursuing a globalization strategy aimed at improving its competitive position in markets of interest around the world.

Product lines The Company's Military Aircraft and Missile Systems segment produces tactical fighters, trainers, rotorcraft, military transports, tankers, tactical missiles, and special purpose airplanes for the United States and foreign governments, as well as aerospace support products and services.

In the transport market, this segment is producing 120 C-17 Globemaster transports under a multiyear contract with the U.S. Government. The U.S. Air Force has indicated a need for a total of 222 C-17s and is actively engaged in negotiating a second multiyear contract. Other products in this market are the C-32 and C-40 commercial derivative aircraft.

The primary products in the tactical aircraft market include the F/A-18E/F Super Hornet, the F-22 Raptor, the F-15 Strike Eagle, and the AV-8B Harrier. The F/A-18E/F is the U.S. Navy's primary strike fighter. It is currently being procured under a multiyear contract that extends deliveries through late 2006. The Company and the U.S. Navy are also looking at this aircraft as a potential replacement for the EA-6B aircraft. The F-22 continues to experience strong support from the customer and was just awarded Lot 2 production. The Company continues to look for new markets for the F-15 Strike Eagle aircraft and is actively engaged in the Korean F-X fighter competition.

The Military Aircraft and Missiles segment is also currently in the development phase on the Unmanned Combat Air Vehicle (UCAV) program for the U.S. Air Force and Navy. The Air Force variant is expected to begin flight test later this year. It is expected that the UCAV programs will play a defining role in the future air combat environment.

The Company believes it is uniquely positioned in the rotorcraft marketplace. The AH-64 Apache is the U.S. Government's primary attack helicopter and is considered to be the pre-eminent attack helicopter in the world. The segment is currently finishing the first domestic multiyear upgrade contract on the Apache and is transitioning to the second multiyear contract. In addition, the Apache has a strong backlog of international customers. The CH-47 Chinook is currently transitioning from development to production of a major new upgrade program. This will insure the long-term viability of this product line. While the V-22 Osprey has been grounded due to technical concerns, the program continues to have great customer support. Flight test is scheduled to resume in April. The Company is working with the customer to define additional testing and the production line is being optimized during this transitional period. Looking to the future, the Company is teamed with Sikorsky Helicopters in the development of the next armed reconnaissance helicopter, the RAH-66 Comanche.

Current products in the tactical missiles segment include the Harpoon Block II, SLAM-ER, Brimstone, CALCM and the Joint Direct Attack Munition (JDAM). The highly successful deployment of JDAM during recent actions in Afghanistan has resulted in a significant increase in backlog. Future programs include the Small Diameter Bomb, for which Boeing recently won a competitive concept development contract. The Company also is aggressively pursuing opportunities that utilize high-speed technology for the next-generation missile.

The 767 Tanker program demonstrates the strength and capability of the Company, when leveraged across its business segments. The program has been initiated with the recent Italian and Japanese selections. The Company is currently in competition to meet the tanking requirements of the United States and Great Britain. The Company also continues to market the 767 Tanker to other potential international customers. This program provides a large opportunity into the next decade for the Company.

The Company's product offerings in the Aerospace Support market includes a full line of Life Cycle Customer Support (LCCS) such as spares, maintenance, modifications, logistics and training. The segment continues to perform successfully on LCCS programs, including the C-17 Flexible Sustainment Contract and the F/A-18 FIRST contract. Recent contract awards, including the C-130 Avionics Modernization Program, have solidly positioned the segment in this market.

In summary, the Military Aircraft and Missile Systems segment has a strong ongoing production base encompassing both domestic and international customers on programs such as C-17, F/A-18E/F, AH-64 and JDAM. The sector also has several major programs transitioning to low-rate initial production such as the F-22 and V-22 programs and is well positioned for the future with development programs such as the RAH-64, 767 Tanker, Aerospace Support, and UCAV.

Space and Communications Business Environment and Trends

There are four major markets for the Space and Communications segment: launch services, information and communications, human space flight and exploration, and missile defense.

Many environmental factors affect the outlook for the launch services business. The reduced demand projections that incorporate the results of the softened non-geostationary satellite launch market and the resulting forecast of excess capacity in launch vehicle supply will continue to create a highly competitive atmosphere in the commercial market where capability, service availability, reliability, and affordability will be critical success factors. The DoD market remains steady with reliability and a guaranteed second source being the critical success factors. With the Delta family and Sea Launch commercial launch vehicles, the Company is well positioned to respond to these changing market conditions. As the launch market continues to evolve, the Space and Communications segment is prepared to play a major role in NASA-driven and industry-driven advanced space transportation technology developments.

The information and communications market targets both government and commercial customers. This market offers the largest opportunity for growth for the Space and Communications segment. The government segment includes airborne mission systems, space systems, satellite systems, and integrated systems-of-systems opportunities. The commercial segment includes satellite manufacturing, network operations, and application service opportunities. Products serving these markets require strong customer-focused solutions and seamless interfaces with multiple systems and applications. The Company believes that its experience in large-scale systems integration projects, along with related expertise in satellite system development and manufacturing will provide the leverage necessary to expand in this market.

The human space flight and exploration market is forecasted to be relatively flat over the next ten years. This forecast is based on budget projections for NASA, the primary customer in this market. As NASA's new administration focuses on resolving the near-term budget issues, developing a strategic vision, and setting goals for the agency, the Company is well positioned as NASA's single largest contractor. Significant progress was made in the assembly of the International Space Station (ISS) over the past year as it reached a milestone of one full year of continuous human presence. NASA's near-term focus will remain on ISS, for which the Company is the prime contractor. NASA awarded a contract to Boeing to support continuing operations and utilization of ISS in December 2001. The Space Shuttle continues to be the only U.S. vehicle to support human space access, and the Company plays a key role in Shuttle operations and maintenance through United Space Alliance, the Company's joint venture arrangement with Lockheed Martin. NASA is expected to pursue future funding for long-term space exploration once the ISS has been assembled.

Funding for the missile defense market is primarily driven by U.S. Government development and procurement budgets. Market components include national missile defense and theater missile defense weapons and system-of-systems solutions. The Company's prime contractor role on the Ground-Based Midcourse Defense program will continue to demonstrate the Company's ability to provide a system-of-systems solution for national defense. In addition, the Company has been named the leader for overall Missile Defense System Integration. Accomplishments on the PAC-3 (Patriot Advanced Capability missile) program, and the Theater High Altitude Area Defense program have established the Space and Communications segment as a major participant in the missile defense market.

Customer and Commercial Financing Business Environment and Trends

Customer and Commercial Financing segment consists primarily of the operations of Boeing Capital Corporation (BCC), which acts as a captive finance subsidiary for the Company. BCC provides market based lease and loan financing primarily to airlines who purchase or lease the Company's commercial aircraft. BCC competes for aircraft finance business with other finance companies, commercial banks, and other financial institutions.

BCC also competes in the commercial equipment leasing and finance markets, primarily in the United States, against a number of larger and many smaller competitors, including other leasing companies and financing institutions. Approximately 30% of BCC's business comes from this market. The type of equipment leased includes corporate aircraft, machine tools, ocean-going vessels, and production facilities. Leasing accounts for approximately 30% of domestic capital expenditures which are expected to grow consistently at an annual rate of approximately 8%. New business volume of BCC is funded with debt obtained in the capital markets to which it has access as well as cash from operations and contributions from its parent company.

Value Creation

New Product Development

The Company continually evaluates opportunities to improve current aircraft models, and assesses the marketplace to ensure that its family of commercial jet aircraft is well positioned to meet future requirements of the airline industry. The fundamental strategy is to maintain a broad product line that is responsive to changing market conditions by maximizing commonality among the Boeing family of commercial aircraft. Additionally, the Company is determined to continue to lead the industry in customer satisfaction by offering products with the highest standards of quality, safety, technical excellence, economic performance and in-service support.

The Company continues to invest in the development of the Delta IV expendable launch vehicle. The Sea Launch joint venture offers automated commercial satellite launches from a seagoing launch platform. These products give the Space and Communications segment greater access to a portion of the launch market that was previously unavailable with the Delta II rocket alone. The Company also continues to invest in the development of the Airborne Early Warning & Control systems platform. These investments will also provide leverage in the development of other information, communication and battle management applications.

The Company is also investing in the development of the 767 Tanker program. This program represents a large opportunity to provide state of the art tanking capabilities to our potential domestic and international customers. It demonstrates the synergistic value of the diversified Boeing portfolio in providing best value solutions to our customers.

Major Process Improvements

The Company remains strongly committed to becoming a world-class leader in all aspects of its business and to maintaining a strong focus on customer needs, including product capabilities, technology, in-service economics and product support. Major long-term productivity gains are being aggressively pursued, with resources invested in education and training, restructuring of processes, new technology, and organizational realignment. Recent commercial and government developmental programs, such as the 767-400ER, 737-900 and Joint Strike Fighter, included early commitment of resources for integrated product teams, design interface with customer representatives, use of advanced three-dimensional digital product definition and digital pre-assembly computer applications, and increased use of automated manufacturing processes. Although these measures have required significant current investments, substantial long-term benefits are anticipated from reductions in design changes and rework and improved quality of internally manufactured and supplier parts. Significant initiatives to improve production systems and processes are underway. Efforts to streamline configuration, ordering and shop floor systems continue. Many of the lean manufacturing concepts are being implemented across the enterprise. Efforts are underway on part number reduction, cycle time reduction and maximizing the value of airplane change. Additionally, the Company has made significant strides in continuing the implementation of moving production lines by implementing the practice in the 737 and 747 final assembly. The initiatives will enhance the Company's ability to ensure standardization where it benefits customers, provide "just in time" feature selection, and allow for more predictable, stable and shorter production flows. These initiatives will improve operational efficiencies and provide better customer product selection.

The Military Aircraft and Missile Systems segment and the Space and Communications segment continue to aggressively pursue important process improvements through integrated product teams that provide cost-effective solutions and maintain technological superiority. Phantom Works, the advanced research and development organization of Boeing, focuses on improving the Company's competitive position through innovative technologies, improved processes and the creation of new products. The Company is continuing to assess potential opportunities for improved use and consolidation of facilities across all parts of the Company and to focus on those capabilities and processes that contribute to core competencies resulting in a competitive advantage. Future decisions regarding facilities conversions or consolidations will be based on long-term business objectives. Within the Military Aircraft and Missile Systems and Space and Communications segments, major restructuring actions will be contingent on demonstration of cost savings for U.S. Government programs and the Company.

The Company is pursuing the means to significantly reduce new product development cost and flow time. Initiatives that have come out of this effort include the formation of the Creation Center, which is tied closely with Phantom Works, and other comparable efforts. Another initiative is the migration to platforms and platform teams modeled after premier benchmarked companies. Other initiatives include design tool automation integrated with manufacturing, improved loads models, and decision support methodologies.

The Company uses Enterprise Process Councils as the structure for realizing synergies company-wide. These Councils are made up of the leaders of key processes from each of the operating groups, as well as Phantom Works, and rapidly shares best practices and combines efforts to meet needs across the Company. Enterprise Process Councils have been established for Define, Manufacturing, Finance, Quality and Procurement processes.

Shareholder Value as a Corporate Performance Measure

Management performance measures are designed to provide a good balance between short-term and long-term measures and financial and non-financial measures to align all decision processes and operating objectives to increase shareholder value over the long term.

In 1999, the Company initiated a Managing for Value program designed to develop a company-wide culture to continuously improve financial performance and growth. Consistent with these objectives, the Company has set performance targets based on economic profit goals. Economic profit, which is calculated by subtracting a capital charge from the Company's net operating profit after taxes, is the metric used to measure overall financial performance. Awards to executives under the Company's Incentive Compensation Plan are based on the achievement of economic profit targets. Effective for 2000, the Company initiated an incentive plan that provides annual cash rewards to non-union, non-executive employees upon achieving annual financial performance objectives based on economic profit.

The Company has implemented an executive compensation program whereby rights to receive stock, referred to as Performance Shares, have been issued to plan participants. An increasing portion of the Performance Shares awarded will be convertible to shares of common stock as the stock price reaches and maintains certain threshold levels. These threshold stock price levels represent predetermined compound five-year growth rates relative to the stock price at the time the Performance Shares are granted. During 2000, portions of the Performance Shares granted in 1999 and 2000 were converted to common stock. Any Performance Shares not converted to common stock after five years from date of grant will expire. This plan is intended to increase executive management's focus on improving shareholder value.

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements of The Boeing Company, together with its subsidiaries (herein referred to as the "Company") include the accounts of all majority-owned subsidiaries. Investments in joint ventures for which the Company does not have control, but has the ability to exercise significant influence over the operating and financial policies, are accounted for under the equity method. Accordingly, the Company's share of net earnings and losses from these ventures is included in the Consolidated Statements of Operations. Intercompany profits, transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior periods to conform with current reporting.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are addressed in these notes to the consolidated financial statements.

Sales and Other Operating Revenues Commercial aircraft sales are recorded as deliveries are made unless transfer of risk and rewards of ownership is not sufficient.

Sales under fixed-price-type contracts are generally recognized as deliveries are made or at the completion of scheduled performance milestones. For certain fixed-price contracts that require substantial performance over an extended period before deliveries begin, sales are recorded based upon attainment of either internally identified or external performance milestones. Sales under cost-reimbursement contracts are recorded as costs are incurred. Certain contracts contain profit incentives based upon performance relative to predetermined targets that may occur during or subsequent to delivery of the product. Incentives, of which amounts can be reasonably estimated, are recorded over the performance period of the contract. Incentives and fee awards, of which amounts cannot be reasonably estimated, are recorded when awarded. Certain contracts contain provisions for the redetermination of price based upon future economic conditions.

Income associated with customer financing activities is included in sales and other operating revenues.

Contract and Program Accounting In the Military Aircraft and Missile Systems segment and Space and Communications segment, operations principally consist of performing work under contract, predominantly for the U.S. Government and foreign governments. Cost of sales for such contracts is determined based on the estimated average total contract cost and revenue. Estimates of each contract's revenue and cost are reviewed and reassessed quarterly. Changes in estimates result in cumulative revisions to the contract profit recognized.

Commercial aircraft programs are planned, committed and facilitized based on long-term delivery forecasts, normally for quantities in excess of contractually firm orders. Cost of sales for the 717, 737, 747, 757, 767 and 777 commercial aircraft programs is determined under the program method of accounting based on estimated average total cost and revenue for the current program quantity. The program method of accounting effectively averages tooling and special equipment costs, as well as unit production costs, over the program quantity. Because of the higher unit production costs experienced at the beginning of a new program and the substantial investment required for initial tooling and special equipment, new commercial jet aircraft programs normally have lower operating profit margins than established programs. In 2001, the initial program quantity for the 717 program was revised from 200 to 135 units. The estimated program average costs and revenues are reviewed and reassessed quarterly, and changes in estimates are recognized over current and future deliveries constituting the program quantity.

To the extent that inventoriable costs are expected to exceed the total estimated sales price, charges are made to current earnings to reduce inventoried costs to estimated net realizable value.

Inventories Inventoried costs on commercial aircraft programs and long-term contracts include direct engineering, production and tooling costs, and applicable overhead, not in excess of estimated net realizable value. In accordance with industry practice, inventoried costs include amounts relating to programs and contracts with long production cycles, a portion of which is not expected to be realized within one year. Commercial spare parts and general stock materials are stated at average cost not in excess of net realizable value.

Share-Based Plans The Company has adopted the expense recognition provisions of Statement of Financial Accounting Standards (SFAS) No.123, *Accounting for Stock-Based Compensation*. The Company values stock options issued based upon an option-pricing model and recognizes this value as an expense over the period in which the options vest. Potential distribution from the ShareValue Trust described in Note 22 have been valued based upon an option-pricing model, with the related expense recognized over the life of the trust. Share-based expense associated with Performance Shares described in Note 22 is determined based on the market value of the Company's stock at the time of the award applied to the maximum number of shares contingently issuable based on stock price and is amortized over a five-year period.

Interest Expense Interest and debt expense is presented net of amounts capitalized. Interest expense is subject to capitalization as a construction-period cost of property, plant and equipment and of commercial program tooling.

Income Taxes Federal, state and foreign income taxes are computed at current tax rates, less tax credits. Taxes are adjusted both for items that do not have tax consequences and for the cumulative effect of any changes in tax rates from those previously used to determine deferred tax assets or liabilities. Tax provisions include amounts that are currently payable, plus changes in deferred tax assets and liabilities that arise because of temporary differences between the time when items of income and expense are recognized for financial reporting and income tax purposes.

Postretirement Benefits The Company's funding policy for pension plans is to contribute, at a minimum, the statutorily required amount to an irrevocable trust. Benefits under the plans are generally based on age at retirement, the employee's annual earnings indexed at the U.S. Treasury 30-year bond rate, and years of service. The actuarial cost method used in determining the net periodic pension cost is the projected unit credit method.

Cash and Cash Equivalents Cash and cash equivalents consist of highly liquid instruments, such as certificates of deposit, time deposits, treasury notes and other money market instruments, which generally have maturities of less than three months.

Available-for-Sale Securities The Company holds certain investments that are treated as "available-for-sale" securities under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. These investments are classified as 'Other assets' on the Consolidated Statements of Financial Position, at their quoted market values. Unrealized gains and losses are reported as part of 'Accumulated other comprehensive income' on the Consolidated Statements of Financial Position. Realized gains and losses are included in the Consolidated Statements of Operations, in the line item 'Other income, principally interest.'

Held-to-Maturity Securities Held-to-maturity securities, classified as 'Other assets' on the Consolidated Statements of Financial Position, include bond notes, enhanced equipment trust certificates and debentures for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost.

Property, Plant and Equipment Property, plant and equipment are recorded at cost, including applicable construction-period interest, and depreciated principally over the following estimated useful lives: new buildings and land improvements, from 20 to 45 years; and machinery and equipment, from 3 to 13 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years' digits. The Company periodically evaluates the appropriateness of remaining depreciable lives assigned to long-lived assets subject to a management plan for disposition.

Long-lived assets deemed available for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment adjustment down to fair value if the carrying value is no longer recoverable based upon the undiscounted future cash flows.

Goodwill and Acquired Intangibles Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is amortized on a straight-line method over 20 to 30 years. Recoverability of the unamortized goodwill and acquired intangibles balance is primarily based upon assessment of related operational cash flows. See Note 5 for a discussion on the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*.

Acquired intangibles and their associated lives, amortized on a straight-line method, include the following: developed technologies, 5 to 20 years; tradename, 20 years; data repositories, 15 to 20 years; assembled workforce, 5 to 15 years; product know-how, 15 to 20 years; and customer lists, 5 to 15 years.

Derivatives The Company accounts for derivatives pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income), depending on their use and designation. The adoption of SFAS No. 133 in 2001 resulted in a transition gain of $1 on the Consolidated Statements of Operations shown under the caption 'Cumulative effect of accounting change, net,' and a net loss of $18 ($11 net of tax) recorded to accumulated other comprehensive income.

Aircraft Valuation Aircraft deemed available for sale, which are included in inventory, are stated at the lower of cost or fair value. The Company reviews its used aircraft purchase commitments relative to the aircraft's anticipated fair value, and records any deficiency as a charge to earnings. Fair value is determined by using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market.

Aircraft on operating lease or held for operating lease are classified with customer and commercial financing assets. The Company reviews these operating lease assets for impairment annually or when events or circumstances indicate that the carrying amount of these assets may not be recoverable. An asset is considered impaired when the expected undiscounted cash flow, based on market assessment of lease rates, over the remaining useful life is less than the net book value. When impairment is indicated for an asset, the amount of impairment loss is the excess of net book value over fair value.

Postemployment Benefits The Company accounts for postemployment benefits under SFAS No.112, *Employer's Accounting for Postemployment Benefits*. A liability for postemployment benefits is recorded when termination is probable and the amount is estimable.

Note 2 – Revenues and Costs Attributable to Financing Activities

The years 2001, 2000 and 1999 include sales and other operating revenues of $1,036, $803 and $686 and cost of products and services of $395, $259 and $218, respectively, attributable to financing activities primarily accounted for in the Customer and Commercial Financing segment. Financing activities primarily relate to the financing of commercial and private aircraft and commercial equipment. Revenues include interest on notes receivable and sales-type leases and lease income from operating leases. Costs of products and services includes depreciation on leased aircraft and equipment and valuation adjustments of customer and commercial financing assets.

Note 3 – Gain on Dispositions, Net

Gains and losses resulting from the sale of businesses, along with gains and losses resulting from the disposition of real property, are reported on a net basis in the caption 'Gain on dispositions, net' on the Consolidated Statements of Operations. Net gains of $19, $17 and $118 were recorded for sales of businesses in 2001, 2000 and 1999, respectively.

Note 4 – Accounting for the Impact of the September 11, 2001 Terrorist Attacks

On September 11, 2001, the United States was the target of severe terrorist attacks that involved the use of U.S. commercial aircraft manufactured by the Company. These attacks resulted in a significant loss of life and property and caused major disruptions in business activities and in the U.S. economy overall.

To address the widespread financial impact of the attacks, the Emerging Issues Task Force (EITF) released Issue No.01-10, *Accounting for the Impact of Terrorist Attacks of September 11, 2001*. This issue specifically prohibits treating costs and losses resulting from the events of September 11, 2001, as extraordinary items; however, it observes that any portion of these costs and losses deemed to be unusual or infrequently occurring should be presented as a separate line item in income from continuing operations.

For the year ended December 31, 2001, the Company recorded a charge of $935 in the caption 'Special charges due to events of September 11, 2001.' This charge related to the categories listed below. Of this charge, $908 is related to the Commercial Airplanes segment and $27 is related to the Other segment.

Employee Severance The Company incurred and is expected to incur employment reductions resulting from the decrease in aircraft demand, which directly related to the attacks of September 11, 2001. For the year ended December 31, 2001, the Company recorded a charge of $287 attributable to the associated employee severance obligations.

717 Forward Loss In the fourth quarter of 2001, the accounting quantity of the 717 program was revised to 135 units from 200 units. This revision resulted from a lack of firm demand for the 717 aircraft subsequent to September 11, 2001, and the uncertainty in estimating future revenues and costs for 200 units based upon the revised projected delivery schedule. The forward loss of $250 represents the amount by which, as of December 31, 2001, the inventory balance plus estimated future inventory costs exceeds the estimated revenue for the undelivered aircraft within the revised accounting quantity. As of December 31, 2001, the Company cumulatively delivered 93 717 program aircraft. The estimates for the revised accounting quantity assume that the 717 will remain an ongoing program. Although there are no plans to do so, if the program were to be terminated after the delivery of 135 units, the Company would be exposed to potentially material termination costs.

Used Aircraft Valuation The events of September 11, 2001, resulted in a significant decrease in the market value of used aircraft. The Company recorded a charge of $185 relating to the decrease in market value for aircraft held for resale as well as asset purchase obligations relating to trade-in of used aircraft.

Inventory Valuation The Company recorded a charge of $96 relating to excess and obsolete commercial airplane spares inventory. Subsequent to September 11, 2001, commercial airline customers worldwide removed a substantial number of aircraft from service. The ultimate realization of future sales for specific spare parts held in inventory is highly dependent on the active aircraft fleet in which that spare part supports. The revised projections for future demand of certain spare parts indicate that current inventory quantities are in excess of total expected future demand.

Vendor Penalties The decrease in production rates on certain commercial airplane models and related products triggered contractual penalty clauses with various vendors and subcontractors, and the Company recorded a charge of $68 for these penalties. The decrease in production rates resulted directly from the change in aircraft demand after the events of September 11, 2001.

Guarantee Commitments The Company has extended certain guarantees and commitments such as asset value guarantees discussed in Note 24. Based upon the impact of the events of September 11, 2001, on aircraft market prices and aircraft demand of customers who are counterparties in these guarantees, the Company recorded a charge of $49 associated with an adverse exposure under these guarantees.

Ongoing Assessment The Company will continue to assess other potential losses and costs it might incur in relation to the attacks. These future costs are not yet accruable; however, the Company expects that such costs may be incurred throughout 2002. Liabilities totaling $542 were established as of December 31, 2001, associated with these charges and are expected to be settled by the end of 2002. Any costs or adjustments in estimates will continue to be recognized as a separate component of earnings from operations entitled 'Special charges due to events of September 11, 2001.'

Note 5 – Standards Issued and Not Yet Implemented

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company is required to adopt SFAS No. 141 for all business combinations completed after June 30, 2001. This standard requires that business combinations initiated after June 30, 2001, be accounted for under the purchase method. Goodwill and other intangible assets that resulted from business combinations before July 1, 2001, must be reclassified to conform to the requirements of SFAS No. 142, as of the statement adoption date.

The Company will adopt SFAS No. 142 at the beginning of 2002 for all goodwill and other intangible assets recognized in the Company's statement of financial position as of January 1, 2002. This standard changes the accounting for goodwill from an amortization method to an impairment-only approach, and introduces a new model for determining impairment charges.

The new impairment model requires performance of a two-step test for operations that have goodwill assigned to them. First, it requires a comparison of the book value of net assets to the fair value of the related operations. Fair values are estimated using discounted cash flows, subject to adjustment based on the Company's market capitalization at the date of evaluation. If fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In this process, the fair value of goodwill is estimated, and is compared to its book value. Any shortfall of the book value below fair value represents the amount of goodwill impairment.

Upon transition to the new impairment model as of January 1, 2002, the Company projects that it will recognize a reduction of goodwill and a pretax charge in the range of $2,100 to $2,600, identified as a cumulative effect of an accounting change. This charge results from the change from the prior impairment method, whose first step was based on undiscounted cash flows, to the new one that is based on fair value. The fair value measurement will reflect the estimates and expectations of the marketplace participants as of January 1, 2002, the date of adoption.

In June 2001, the FASB issued SFAS No.143, *Accounting for Asset Retirement Obligations*, and in August 2001, the FASB issued SFAS No.144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company does not believe that the implementation of these standards will have a significant impact on the financial statements.

Note 6 – Acquisitions

On October 6, 2000, the Company acquired the Hughes Electronics Corporation (Hughes) space and communications and related businesses. The acquisition was accounted for under the purchase method, by which the purchase price was allocated to the net assets acquired based on preliminary estimates of their fair values. The original purchase price was $3,849, initial goodwill was valued at $740 and the other intangible assets were valued at $631. During the period from acquisition to the third quarter of 2001, the Company completed its assessment of the net assets acquired and goodwill was increased to a balance of $2,166. Included in goodwill are certain claims submitted to Hughes for resolution as contractual purchase price contingencies. The Company anticipates finalizing the Hughes purchase price allocation during late 2002 or early 2003, at the conclusion of arbitration procedures related to these contingencies. Other adjustments were recorded to reflect finalization of fair value assessments for the net assets acquired and the impact of the Company's accounting policies on acquired balances.

Other acquisitions in 2000 included Jeppesen Sanderson, Inc. on October 4, 2000, for $1,524 in cash, Continental Graphics Corp. on September 1, 2000, for $183 in cash, and Autometric, Inc. on August 2, 2000, for $119 in cash.

The following is a summary of the Company's significant acquisitions in 2000 along with the purchase price and the allocation of the purchase price to IPR&D and intangible assets:

	Purchase Price	IPR&D	Goodwill	Other Intangible Assets
Hughes space and communications businesses	$3,849	$500	$2,166	$647
Jeppesen Sanderson, Inc.	1,524	45	782	663
Continental Graphics Corp.	183	7	68	80
Autometric, Inc.	119	5	76	41

The fair value amount of $500 of in-process research and development (IPR&D) attributed to the Hughes acquisition in 2000 discussed below was determined by an independent valuation using the income approach.

Thirteen projects were included in the valuation, of which the principal projects were based on the following: technologies associated with high-efficiency solar cells and satellite battery technology ($189), phased array and digital processing technology to provide high-speed broadband service ($89), and xenon-ion systems for satellite engine propulsion ($82). The fair value of identifiable intangibles was also determined by an independent valuation primarily using the income approach. The following risk-adjusted discount rates were used to discount the project cash flows: solar cells and satellite battery technology, 17%; phased array and digital processing technology to provide high-speed broadband service, 18%; xenon-ion systems for satellite engine propulsion, 18%; all other projects, 18.2% weighted average. Operating margins were assumed to be similar to historical margins of similar products. The size of the applicable market was verified for reasonableness with outside research sources. The projects were in various stages of completion ranging from approximately 31% to 92% complete as of the valuation date. As of December 31, 2001, the percentages complete by project were as follows: solar cells and satellite battery technology, 80%; phased array and digital processing technology, 95%; xenon-ion systems for satellite engine propulsion, 90%. The stage of completion for each project was estimated by evaluating the cost to complete, complexity of the technology and time to market. The projects are anticipated to be completed between 2002 and 2004. The estimated cost to complete the projects is $50.

The discount rates stated previously are higher than the Company's weighted average cost of capital due to the inherent uncertainties in the estimates described previously, including the uncertainty surrounding the successful completion of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of the timing of the related product introduction and then-existing competing products. If these projects are not successfully developed, the future revenue and profitability of Boeing Satellite Systems may be adversely affected. Additionally, the value of the other intangible assets acquired may become impaired.

The fair value amount of $45 of IPR&D attributed to the acquisition of Jeppesen Sanderson, Inc., was determined by an independent valuation. The acquired IPR&D technology consists primarily of three software projects that will work together to store information and extract it for use in various products sold by Jeppesen. The technology will allow the production of end user aeronautical information with forward and backward date effectivity, and will allow the extraction of the information on a near real time basis. Furthermore, the technology will allow the creation of packages of aeronautical information, which can be tailored to individual customers worldwide. These acquired IPR&D projects were completed during 2001, with the full range and production of the technology anticipated in the first quarter of 2002. The completed technology can only be used for its specific and intended purpose and as such no alternative future uses exist. The valuation methodology was determined using the income approach, and a risk-adjusted discount rate of 15% was used to discount the project cash flow. During the year ended December 31, 2001, Jeppesen had completed all IPR&D projects for a total cost of $18.

Other acquisitions resulting in the recognition of IPR&D during 2000 using a similar income approach included Continental Graphics Corp. ($7 IPR&D) and Autometric, Inc. ($5 IPR&D).

Note 7 – Equity Income from Joint Ventures

Equity in income from joint ventures represents the Company's share of income or losses from joint venture arrangements accounted for under the equity method.

The principal joint venture arrangements are United Space Alliance, FlightSafety Boeing Training International (FSBTI), and Sea Launch. The Company has a 50% partnership with Lockheed Martin in United Space Alliance, which is responsible for all ground processing of the Space Shuttle fleet and for space-related operations with the U.S. Air Force. Income from the United Space Alliance joint venture was $72, $60 and $48 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company is entitled to 50% of the earnings of FSBTI, a partnership with FlightSafety International Inc., which provides pilot and crew training. Income from the FSBTI joint venture was $12, $43 and $21 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Sea Launch venture in which Boeing is a 40% partner with RSC Energia (25%) of Russia, Kvaerner Maritime (20%) of Norway, and KB Yuzhnoye/PO Yuzhmach (15%) of Ukraine had two successful launches in 2001. Boeing's investment in this venture as of December 31, 2001, is reported at zero, which reflects the prior recognition of losses reported by Sea Launch. The venture incurred losses in 2001, due to the relatively low volume of launches, reflecting a depressed satellite market. Boeing has financial exposure with respect to the venture, which relates to guarantees by the Company provided to certain Sea Launch creditors, performance guarantees provided by the Company to a Sea Launch customer and financial exposure related to accounts receivable/inventory reflected in the consolidated financial statements. Net of liabilities established, the Company's maximum exposure to credit-related losses associated with credit guarantees amounts to $357, which is included in the disclosure in Note 24 to the consolidated financial statements. Financial exposure related to performance guarantees and accounts receivable/inventory amounted to $200 at December 31, 2001.

As of December 31, 2001 and 2000, other assets included $274 and $260 attributable to investments in joint ventures.

Note 8 – General and Administrative Expense

The Company issued 7,651,298 stock units as of December 31, 2001, that are convertible to either stock or a cash equivalent, of which 6,943,846 are vested, and the remainder vest with employee service. These stock units principally represent a method of deferring employee compensation by which a liability is established based upon the current stock price. An expense or reduction in expense is recognized associated with the change in that liability balance and is recorded against general and administrative expense. General and administrative expense related to deferred stock compensation was $(163), $75 and $12 in 2001, 2000 and 1999, respectively.

Note 9 – Earnings per Share

The weighted average number of shares outstanding (in millions) used to compute earnings per share for the years ended December 31, 2001, 2000 and 1999, are as follows:

	2001	2000	1999
Basic shares	816.2	859.5	917.1
Diluted shares	829.3	871.3	925.9

Basic earnings per share are calculated based on the weighted average number of shares outstanding, excluding treasury shares and the outstanding shares held by the ShareValue Trust. Diluted earnings per share are calculated based on that same number of shares plus additional dilutive shares representing stock distributable under stock option and stock unit plans computed using the treasury stock method, plus contingently issuable shares from other share-based plans on an as-if converted basis.

Note 10 – Accounts Receivable

Accounts receivable at December 31 consisted of the following:

	2001	2000
U.S. Government contracts	$2,597	$2,693
Commercial Airplanes segment customers	679	894
Other	1,944	1,979
Less valuation allowance	(64)	(47)
	$5,156	$5,519

Accounts receivable included the following as of December 31, 2001 and 2000: amounts not currently billable of $792 and $616 relating primarily to sales values recorded upon attainment of performance milestones that differ from contractual billing milestones and withholds on U.S. Government contracts ($466 and $487 not expected to be collected within one year); $75 and $172 relating to claims and other amounts on U.S. Government contracts subject to future settlement ($55 and $56 not expected to be collected within one year); and $185 and $169 of other receivables not expected to be collected within one year.

As of December 31, 2001, other accounts receivable included $1,025 related to long-term contracts ($997 as of December 31, 2000) with customers other than the U.S. Government and $450 of reinsurance receivables relating to a captive insurance company. The accounts receivable balance as of December 31, 2000, has been reclassified to include $591 of reinsurance receivables.

Note 11 – Inventory

Inventories at December 31 consisted of the following:

	2001	2000
Commercial aircraft programs	$10,138	$10,898
Long-term contracts in progress	7,614	8,456
Commercial spare parts, used aircraft, general stock materials and other	2,629	2,075
	20,381	21,429
Less advances and progress billings	(13,461)	(14,577)
	$ 6,920	$ 6,852

Inventory production costs incurred on in-process and delivered units in excess of the estimated average cost of such units determined as described in Note 1 represent deferred production costs. As of December 31, 2001, there were no significant excess deferred production costs or unamortized tooling costs not recoverable from existing firm orders for commercial programs.

Inventory costs at December 31, 2001, included unamortized tooling of $821 and $305 relating to the 777 and Next-Generation 737 programs respectively, and excess deferred production costs of $863 and $429 relating to the 777 and Next-Generation 737 programs. Inventory costs at December 31, 2000, included unamortized tooling of $1,135 and $447 relating to the 777 and Next-Generation 737 programs and excess deferred production costs of $1,121 and $635 relating to the 777 and Next-Generation 737 programs. Firm backlog for both the 777 and Next-Generation 737 programs is sufficient to recover all significant amounts of excess deferred production costs as of December 31, 2001; however, such deferred costs are recognized over the current program accounting quantity in effect at the date of reporting. There are no excess deferred production costs or unamortized tooling for the 717 program.

Used aircraft in inventory totaled $316 and $45 as of December 31, 2001 and 2000.

Interest capitalized as construction-period tooling costs amounted to $8, $12 and $17 in 2001, 2000 and 1999, respectively.

Inventory balances included $233 and $231 subject to claims or other uncertainties primarily relating to the A-12 program as of December 31, 2001 and 2000. See Note 27.

The estimates underlying the average costs of deliveries reflected in the inventory valuations may differ materially from amounts eventually realized for the reasons outlined in Note 28.

Note 12 – Customer and Commercial Financing

Customer and commercial financing at December 31 consisted of the following:

	2001	2000
Aircraft financing		
Notes receivable	$ 1,398	$ 593
Investment in sales-type/financing leases	2,796	1,119
Operating lease equipment, at cost, less accumulated depreciation of $337 and $305	3,846	3,376
Commercial equipment financing		
Notes receivable	1,008	915
Investment in sales-type/financing leases	776	697
Operating lease equipment, at cost, less accumulated depreciation of $85 and $95	716	432
Less valuation allowance	(142)	(173)
	$10,398	$6,959

Impairment of financing assets having a carrying value of $192 in 2001 and $152 in 2000 have been recognized in conformity with SFAS No.114, *Accounting by Creditors for Impairment of a Loan,* as amended by SFAS No.118, *Accounting by Creditors for Impairment of a Loan–Income Recognition and Disclosure*. Included in this carrying value is $52 and $21 attributable to impaired assets for which there is a related allowance for credit losses, and $140 and $131 attributable to impaired assets for which there is no related allowance for credit losses in 2001 and 2000. The total valuation allowance related to these assets was $8 and $18 in 2001 and 2000. The impact to interest income is not significant. The valuation allowance is subject to change depending on estimates of collectability and realizability of the customer financing balances.

Customer and commercial financing assets that are leased by the Company under capital leases and have been subleased to others totaled $437 and $461 as of December 31, 2001 and 2000. Commercial equipment financing under operating lease consists principally of corporate aircraft, machine tools, ocean-going vessels, production equipment, and other equipment which the Company expects will maintain strong collateral and residual values.

Aircraft financing and commercial equipment financing operating lease equipment is recorded at cost and depreciated over its useful life to an estimated salvage value, primarily on a straight-line basis.

Financing for aircraft is collateralized by security in the related asset, and historically the Company has not experienced a problem in accessing such collateral. The operating lease aircraft category includes new and used jet and commuter aircraft, spare engines and spare parts.

As of December 31, 2001 and 2000, the net book value of aircraft financing operating lease equipment held for lease totaled $513 and $278.

As of December 31, 2001, sales-type/financing leases and operating leases attributable to aircraft financing included $1,499 attributable to 717 model aircraft ($692 accounted for as operating leases) and $1,030 attributable to MD-11 model aircraft ($810 accounted for as operating leases).

See Note 25 for a discussion regarding the creditworthiness of counterparties in customer and commercial financing arrangements.

Scheduled payments on customer and commercial financing are as follows:

Year	Principal Payments on Notes Receivable	Sales-Type/Financing Lease Payments Receivable	Operating Lease Payments Receivable
2002	332	1,112	507
2003	251	392	401
2004	240	373	289
2005	298	357	256
2006	283	319	213
Beyond 2006	1,002	2,668	746

The components of investment in sales-type/financing leases at December 31 were as follows:

	2001	2000
Minimum lease payments receivable	$5,221	$2,225
Estimated residual value of leased assets	970	545
Unearned income	(2,619)	(954)
	$3,572	$1,816

Interest rates on fixed-rate notes ranged from 6.70% to 14.68%, and effective interest rates on variable-rate notes ranged from 3.37% to 9.68%.

Note 13 – Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2001	2000
Land	$ 489	$ 460
Buildings	8,598	9,241
Machinery and equipment	10,642	10,378
Construction in progress	1,099	891
	20,828	20,970
Less accumulated depreciation	(12,369)	(12,156)
	$ 8,459	$ 8,814

Balances are net of impairment asset valuation reserve adjustments for real property available for sale of $113 and $41 for December 31, 2001 and 2000.

Depreciation expense was $1,140, $1,159 and $1,330 for 2001, 2000 and 1999, respectively. Interest capitalized as construction-period property, plant and equipment costs amounted to $72, $70 and $64 in 2001, 2000 and 1999, respectively.

Rental expense for leased properties was $318, $280 and $320 for 2001, 2000 and 1999, respectively. These expenses, substantially all minimum rentals, are net of sublease income. Minimum rental payments under operating leases with initial or remaining terms of one year or more aggregated $1,504 at December 31, 2001. Payments, net of sublease amounts, due during the next five years are as follows:

2002	2003	2004	2005	2006
$290	$220	$188	$151	$138

Note 14 – Investments

Investments are recorded in 'Other assets' in the Consolidated Statements of Financial Position. Investments in securities deemed available-for-sale included $24 and $74 as of December 31, 2001 and 2000. Investments in securities deemed held-to-maturity and recorded at amortized cost included $158 and $113 as of December 31, 2001 and 2000.

Investments at December 31 consisted of the following:

	2001			2000		
	Cost	Gross Unrealized Loss	Estimated Fair Value	Cost	Gross Unrealized Loss	Estimated Fair Value
Available-for-Sale						
Equity	$ 44	$24	$ 20	$ 39	$19	$ 20
Debt	4		4	54		54
Held-to-Maturity						
Debt	158	74	84	113		113
	$206	$98	$108	$206	$19	$187

There were no gross unrealized gains for the years ended December 31, 2001 and 2000.

Included in held-to-maturity investments as of December 31, 2001 and 2000, are $128 and $113 of Enhanced Equipment Trust Certificates.

At December 31, 2001, an available-for-sale security was transferred to held-to-maturity at its fair value with $20 of unrealized loss recorded as a component of accumulated other comprehensive income.

The Company also held securities of $274 and $231 at December 31, 2001 and 2000, which were recorded at a cost basis that approximated the fair value of those investments. For the year ended December 31, 2001, $24 was recorded as a reduction of 'Other income, principally interest' in the Consolidated Statements of Operations, related to an other-than-temporary asset impairment of these investments.

Note 15 – Goodwill and Acquired Intangibles

Goodwill and acquired intangibles at December 31 consisted of the following:

	2001	2000
Goodwill	$5,666	$4,189
Acquired intangibles	1,449	1,415
Accumulated amortization	(672)	(390)
Net goodwill and acquired intangibles	$6,443	$5,214

Amortization of goodwill and acquired intangibles for the year ended December 31, 2001, totaled $282, of which $131 related to the Space and Communications segment, $68 related to the Commercial Airplanes segment, and $83 was identified as unallocated. Amortization of goodwill and acquired intangibles for the year ended December 31, 2000, totaled $133, of which $28 related to the Space and Communications segment, $22 related to the Commercial Airplanes segment, and $83 was identified as unallocated. For the year ended December 31, 1999, amortization of goodwill of $83 was identified as unallocated.

Note 16 – Income Taxes

The provision for taxes on income consisted of the following:

Year ended December 31,	2001	2000	1999
U.S. Federal			
Taxes paid or currently payable	$454	$1,517	$ 349
Change in deferred taxes	166	(770)	534
	620	747	883
State			
Taxes paid or currently payable	80	246	55
Change in deferred taxes	38	(122)	77
	118	124	132
Income tax provision	$738	$ 871	$1,015

The following is a reconciliation of the tax derived by applying the U.S. federal statutory rate of 35% to the earnings before income taxes and comparing that to the recorded income tax provision:

Year ended December 31,	2001	2000	1999
U.S. federal statutory tax	$1,247	$1,050	$1,163
Foreign Sales Corporation/Extraterritorial Income tax benefit	(222)	(291)	(230)
Research benefit	(383)		(24)
Nondeductibility of goodwill	36	37	31
State income tax provision, net of effect on U.S. federal tax	76	80	86
Other provision adjustments	(16)	(5)	(11)
Income tax provision	$ 738	$ 871	$1,015

The 2001 effective income tax rate of 20.7% includes a one-time benefit of $343 reflecting a settlement with the Internal Revenue Service relating to research credit claims on McDonnell Douglas Corporation fixed-price government contracts applicable to the 1986-1992 federal income tax returns.

At December 31, the deferred tax assets, net of deferred tax liabilities, resulted from temporary differences associated with the following:

	2001	2000
Inventory and long-term contract methods of income recognition	$ 1,561	$ 1,349
In-process research and development related to acquisitions	182	208
Pension benefit accruals	(1,798)	(1,491)
Retiree health care accruals	1,970	1,977
Other employee benefits accruals	829	741
Customer and commercial financing	(761)	(597)
Other comprehensive income provision	284	10
Net deferred tax assets	$ 2,267	$ 2,197

The temporary differences associated with inventory and long-term contract methods of income recognition encompass related costing differences, including timing and depreciation differences.

Valuation allowances were not required due to the nature of and circumstances associated with the temporary tax differences.

Income taxes have been settled with the Internal Revenue Service (IRS) for all years through 1978, and IRS examinations have been completed through 1991. In connection with these examinations, the Company disagrees with IRS proposed adjustments, and the years 1979 through 1987 are in litigation.

In December 1996, The Boeing Company filed suit in the U.S. District Court for the Western District of Washington for the refund of over $400 in federal income taxes and related interest. The suit challenged the IRS method of allocating research and development costs for the purpose of determining tax incentive benefits on export sales through the Company's Domestic International Sales Corporation (DISC) and its Foreign Sales Corporation (FSC) for the years 1979 through 1987. In September 1998, the District Court granted the Company's motion for summary judgment. The U.S. Department of Justice appealed this decision. On August 2, 2001, The United States Court of Appeals for the Ninth Circuit reversed the District Court's summary judgment. The Company filed a petition for rehearing with the Ninth Circuit Court of Appeals and was denied such rehearing. The Company filed a petition for writ of certiorari with the United States Supreme Court and is awaiting the Court's decision on whether to grant hearing of this case before the Court. The Company has fully provided for any potential earnings impact that may result from this decision. If the Company were to prevail, the refund would include interest computed to the payment date.

Income tax payments, net of tax refunds, were $1,521, $405 and $575 in 2001, 2000 and 1999, respectively.

The Company believes adequate provision for all outstanding issues has been made for all open years.

Note 17 – Accounts Payable and Other Liabilities

Accounts payable and other liabilities at December 31 consisted of the following:

	2001	2000
Accounts payable	$ 4,793	$ 5,040
Accrued compensation and employee benefit costs	3,890	2,938
Lease and other deposits	354	731
Dividends payable	143	149
Other	4,692	3,454
	$13,872	$12,312

Accounts payable includes $351 and $441 as of December 31, 2001 and 2000, attributable to checks written but not yet cleared by the bank. Other liabilities as of December 31, 2001, include $542 attributable to the special charges due to the events of September 11, 2001, described in Note 4.

Note 18 – Deferred Lease Income

The Company entered into an agreement with the United Kingdom Royal Air Force (UKRAF) to lease four C-17 transport aircraft, delivered during the second and third quarters of 2001. The lease term is seven years, at the end of which the UKRAF has the right to purchase the aircraft for a stipulated value, continue the lease for two additional years, or return the aircraft. Concurrent with the negotiation of this lease, the Company and the UKRAF arranged to assign the contractual lease payments to an independent financial institution. The Company received proceeds from the financial institution in consideration of the assignment of the future lease receivables from the UKRAF. The assignment of lease receivables is non-recourse to the Company. The proceeds represent the present value of the assigned total lease receivables discounted at a rate of 6.6%. The C-17 deliveries are accounted for as operating leases.

Note 19 – Debt

Debt at December 31 consisted of the following:

	2001	2000
Non-recourse debt and notes		
Enhanced equipment trust	$ 593	$ –
6.1% notes due through 2003	14	74
Unsecured debentures and notes		
174, 8 3/8% due Feb. 15, 2001		174
49, 7.565% due Mar. 30, 2002	46	49
120, 9.25% due Apr. 1, 2002	120	120
300, 6 3/4% due Sep. 15, 2002	300	299
300, 6.35% due Jun. 15, 2003	300	300
200, 7 7/8% due Feb. 15, 2005	204	206
300, 6 5/8% due Jun. 1, 2005	295	294
250, 6.875% due Nov. 1, 2006	249	248
175, 8 1/10% due Nov. 15, 2006	175	175
350, 9.75% due Apr. 1, 2012	348	348
400, 8 3/4% due Aug. 15, 2021	398	398
300, 7.95% due Aug. 15, 2024	300	300
250, 7 1/4% due Jun. 15, 2025	247	247
250, 8 3/4% due Sep. 15, 2031	248	248
175, 8 5/8% due Nov. 15, 2031	173	173
300, 6 5/8% due Feb. 15, 2038	300	300
100, 7.50% due Aug. 15, 2042	100	100
175, 7 7/8% due Apr. 15, 2043	173	173
125, 6 7/8% due Oct. 15, 2043	125	125
Senior debt securities		
2.0%–7.4% due through 2012	4,782	1,547
Senior medium-term notes		
1.9%–7.6% due through 2017	2,109	1,775
Subordinated notes		
4.7%–8.3% due through 2004	24	25
Capital lease obligations due through 2021	460	315
Commercial paper	43	651
Other notes	139	135
	$12,265	$ 8,799

The $300 debentures due August 15, 2024, are redeemable at the holder's option on August 15, 2012. All other debentures and notes are not redeemable prior to maturity. Maturities of long-term debt for the next five years are as follows:

	2002	2003	2004	2005	2006
Boeing Capital Corporation (BCC)	$ 798	$ 940	$373	$ 704	$1,137
Other than BCC	523	383	70	535	480
	$1,321	$1,323	$443	$1,239	$1,617

Total consolidated debt attributable to BCC amounted to $7,295 and $4,318 as of December 31, 2001 and 2000.

The Company has $4,500 currently available under credit line agreements with a group of commercial banks. Boeing Capital Corporation, a corporation wholly owned by the Company, is named a subsidiary borrower for up to $2,000 under these arrangements. The Company has complied with the restrictive covenants contained in various debt agreements.

On February 16, 2001, BCC filed a public shelf registration of $5,000 with the Securities and Exchange Commission (SEC). From this $5,000 shelf, BCC received proceeds on March 8, 2001, from the issuance of $750 in 6.10% senior notes due 2011. On May 10, 2001, BCC received proceeds from the issuance of $1,000 in 5.65% senior notes due 2006. On November 9, 2001, BCC received proceeds from the issuance of $1,500 in two parts: $750, 5.75% due 2007, and $750, 6.5% due 2012. Effective October 31, 2001, $1,000 was allocated to the Series XI medium-term note program. As of December 31, 2001, there had been no issuances from this medium-term note program, and additionally, $750 of the $5,000 shelf registration had not been allocated to any program.

At December 31, 2001 and 2000, borrowings under commercial paper and uncommitted short-term bank facilities totaling $43 and $651 were supported by available unused commitments under the revolving credit agreement.

On May 24, 2001, American Airlines issued Enhanced Equipment Trust Certificates (EETC), and the Company through BCC received proceeds attributable to monetization of lease receivables associated with 32 MD-83 aircraft owned by BCC and on lease to American Airlines. These borrowings are non-recourse to the Company and are collateralized by the aircraft. The effective interest rates range from 6.82% to 7.69%.

BCC has available approximately $60 in uncommitted, short-term bank credit facilities whereby BCC may borrow, at interest rates which are negotiated at the time of the borrowings, upon such terms as BCC and the banks may mutually agree. At December 31, 2001 and 2000, there were no outstanding borrowings under these credit facilities.

Total debt interest, including amounts capitalized, was $730, $527 and $512 for the years ended December 31, 2001, 2000 and 1999, and interest payments were $587, $599 and $517, respectively.

Short-term debt and current portion of long-term debt as of December 31, 2001, consisted of the following: $495 of unsecured debentures and notes, $758 of senior debt securities, senior medium-term notes and subordinated notes, $57 of capital lease obligations, and $89 of other notes.

Note 20 – Postretirement Plans

The following table reconciles the funded status of both pensions and other postretirement benefits (OPB), principally retiree health care, to the balance on the Consolidated Statements of Financial Position. Plan assets consist primarily of equities, fixed income obligations and cash equivalents. The pension benefit obligations and plan assets shown in the table are valued as of September 30.

	Pensions		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Benefit Obligation				
Beginning balance	**$29,102**	$ 27,621	**$ 6,268**	$ 5,569
Service cost	**591**	636	**132**	138
Interest cost	**2,187**	2,079	**478**	418
Plan participants' contributions	**12**	1		
Amendments	**188**	196	**73**	(178)
Actuarial loss (gain)	**2,562**	(666)	**258**	539
Acquisitions/dispositions, net		1,160	**(34)**	129
Benefits paid	**(1,949)**	(1,925)	**(375)**	(347)
Ending balance	**$32,693**	$ 29,102	**$ 6,800**	$ 6,268
Plan Assets – Fair Value				
Beginning balance	**$42,856**	$ 37,026	**$ 30**	$ 22
Acquisitions/dispositions, net	**6**	1,684		
Actual return on plan assets	**(7,150)**	6,022		2
Company contribution	**19**	30	**14**	10
Plan participants' contributions	**12**	1		
Benefits paid	**(1,918)**	(1,898)	**(5)**	(4)
Exchange rate adjustment	**(15)**	(9)		
Ending balance	**$33,810**	$ 42,856	**$ 39**	$ 30
Reconciliation of Funded Status to Net Amounts Recognized				
Funded status – plan assets in excess of (less than) projected benefit obligation	**$ 1,117**	$ 13,754	**$(6,761)**	$(6,238)
Unrecognized net actuarial loss (gain)	**2,897**	(10,652)	**1,652**	1,484
Unrecognized prior service costs	**1,465**	1,427	**(360)**	(502)
Unrecognized net transition assets	**(5)**	(30)		
Adjustment for fourth quarter contributions	**7**	8	**102**	93
Net amount recognized	**$ 5,481**	$ 4,507	**$(5,367)**	$(5,163)
Amount Recognized in Statements of Financial Position				
Prepaid benefit cost	**$ 5,838**	$ 4,845		
Intangible asset	**388**	69		
Accumulated other comprehensive income	**555**	8		
Accrued benefit liability	**(1,300)**	(415)	**(5,367)**	(5,163)
Net amount recognized	**$ 5,481**	$ 4,507	**$(5,367)**	$(5,163)

Components of net periodic benefit costs and other supplemental information were as follows:

Year ended December 31,	**2001**	2000	1999
Components of net periodic benefit cost – Pensions			
Service cost	**$ 591**	$ 636	$ 651
Interest cost	**2,187**	2,079	1,879
Expected return on plan assets	**(3,452)**	(3,117)	(2,689)
Amortization of transition asset	**(26)**	(103)	(106)
Amortization of prior service cost	**150**	149	139
Recognized net actuarial loss (gain)	**(370)**	(72)	1
Net periodic benefit income	**$ (920)**	$ (428)	$ (125)

Year ended December 31,	2001	2000	1999
Components of net periodic benefit cost – OPB			
Service cost	$132	$138	$111
Interest cost	478	419	302
Expected return on plan assets	(3)	(2)	(2)
Amortization of prior service cost	(69)	(66)	(47)
Recognized net actuarial loss	60	44	10
Net periodic benefit cost	$598	$ 533	$374

Weighted average assumptions as of December 31,	2001	2000	1999
Discount rate: pensions and OPB	7.00%	7.75%	7.50%
Expected return on plan assets	9.25%	9.25%	9.00%
Rate of compensation increase	5.50%	5.50%	5.50%

Effect of 1% change in assumed health care costs	2001	2000	1999
Effect on total of service and interest cost			
1% increase	$ 70	$ 64	$ 51
1% decrease	(60)	(57)	(44)
Effect on postretirement benefit obligation			
1% increase	626	603	530
1% decrease	(542)	(517)	(474)

The Company has various noncontributory plans covering substantially all employees. All major pension plans are funded and all but two have plan assets that exceed accumulated benefit obligations. Two pension plans attributable to certain hourly employees have accumulated benefit obligations that exceed plan assets. The loss of $555 in accumulated other comprehensive income as of December 31, 2001, relates principally to the unrecognized net actuarial losses of these plans.

Certain of the pension plans provide that, in the event there is a change in control of the Company which is not approved by the Board of Directors and the plans are terminated within five years thereafter, the assets in the plan first will be used to provide the level of retirement benefits required by the Employee Retirement Income Security Act, and then any surplus will be used to fund a trust to continue present and future payments under the postretirement medical and life insurance benefits in the Company's group insurance benefit programs.

The Company has an agreement with the Government with respect to certain of the Company pension plans. Under the agreement, should the Company terminate any of the plans under conditions in which the plan's assets exceed that plan's obligations, the Government will be entitled to a fair allocation of any of the plan's assets based on plan contributions that were reimbursed under Government contracts. Also, the Revenue Reconciliation Act of 1990 imposes a 20% nondeductible excise tax on the gross assets reverted if the Company establishes a qualified replacement plan or amends the terminating plan to provide for benefit increases; otherwise, a 50% tax is applied. Any net amount retained by the Company is treated as taxable income.

Effective October 6, 2000, the Company acquired a substantial portion of Hughes' pension assets and liabilities. The acquired pension plans' assets exceeded liabilities by $626. This acquisition comprised a substantial portion of the year 2000 'Acquisition/disposition, net' activity.

The Company has certain unfunded and partially funded plans with a projected benefit obligation of $3,301 and $488, plan assets of $2,481 and $17, and unrecognized prior service costs and actuarial losses of $1,054 and $125 as of December 31, 2001 and 2000. The net provision for these plans was $34, $56 and $63 for the years ended December 31, 2001, 2000 and 1999, respectively.

The principal defined contribution plans are the Company-sponsored 401(k) plans and a funded plan for unused sick leave. The provision for these defined contribution plans in 2001, 2000 and 1999, was $452, $406 and $409, respectively.

The Company's postretirement benefits other than pensions consist principally of health care coverage for eligible retirees and qualifying dependents, and to a lesser extent, life insurance to certain groups of retirees. Retiree health care is provided principally until age 65 for approximately half those retirees who are eligible for health care coverage. Certain employee groups, including employees covered by most United Auto Workers bargaining agreements, are provided lifetime health care coverage.

Benefit costs were calculated based on assumed cost growth for retiree health care costs of a 9% annual rate for 2002, decreasing to a 5% annual growth rate by 2010. In 2001, benefit costs for retiree health care were calculated based on an annual growth rate of 9.5%, decreasing to a 5.5% annual growth rate by 2010.

Note 21 – Shareholders' Equity

In August 1998, the Board of Directors approved a resolution authorizing management to repurchase up to 15% of the Company's issued and outstanding stock as of June 30, 1998 (excluding shares held by the ShareValue Trust), which amounted to 145,899,000 shares. This repurchase program was completed in 2000. In December 2000 an additional repurchase program was authorized by the Board of Directors. Under this resolution, management is authorized to repurchase up to 85,000,000 shares. As of December 31, 2001, the Company had repurchased 40,734,500 shares.

Twenty million shares of authorized preferred stock remain unissued.

Note 22 – Share-Based Plans

The 'Share-based plans expense' caption on the Consolidated Statements of Operations represents the total expense recognized for all company plans that are payable only in stock. These plans are described below.

The following summarizes share-based expense as of December 31, 2001, 2000 and 1999, respectively, with an offset to additional paid-in capital:

	2001	2000	1999
Performance Shares	**$227**	$147	$ 77
ShareValue Trust	**72**	72	72
Stock options, other	**79**	97	60
	$378	$316	$209

Performance Shares Performance Shares are stock units that are convertible to common stock contingent upon stock price performance. If, at any time up to five years after award, the stock price reaches and maintains a price equal to 161.0% of the stock issue price at the date of the award (representing a growth rate of 10% compounded annually for five years), 25% of the Performance Shares awarded are convertible to common stock. Likewise, at stock prices equal to 168.5%, 176.2%, 184.2%, 192.5% and 201.1% of the stock price at the date of award, the cumulative portion of awarded Performance Shares convertible to common stock are 40%, 55%, 75%, 100% and 125%, respectively. Performance Shares awards not converted to common stock expire five years after the date of the award; however, the Compensation Committee of the Board of Directors may, at its discretion, allow vesting of up to 100% of the target Performance Shares if the Company's total shareholder return (stock price appreciation plus dividends) during the five-year performance period exceeds the average total shareholder return of the S&P 500 over the same period.

No Performance Share awards were converted to common stock or deferred stock units in 2001. During 2000, 75% of the Performance Share awards expiring February 22, 2004, were converted to common stock or deferred stock units (cumulative 3,402,874 Performance Shares), and 55% of the Performance Share awards expiring February 28, 2005, were converted to common stock or deferred stock units (cumulative 3,495,725 Performance Shares).

The following table summarizes information about Performance Shares outstanding at December 31, 2001, 2000 and 1999, respectively. Shares outstanding are not reduced for cumulative Performance Shares converted to common stock or deferred stock units.

(shares in thousands)			*Performance Shares Outstanding*		
Grant Date	Expiration Date	Issue Price	**2001**	2000	1999
2/23/98	2/23/03	$50 11/16	**3,528**	3,490	3,459
12/14/98	2/23/03	33 5/16			46
2/22/99	2/22/04	36 1/4	**4,535**	4,524	4,569
2/28/00	2/28/05	37	**5,030**	5,032	
10/09/00	2/28/05	37	**1,294**	1,299	
2/26/01	2/26/06	62 3/4	**5,797**		

Other stock unit awards. The total number of stock unit awards that are convertible only to common stock and not contingent upon stock price were 1,597,343, 1,880,544 and 1,629,945 as of December 31, 2001, 2000 and 1999, respectively.

ShareValue Trust The ShareValue Trust, established effective July 1, 1996, is a 14-year irrevocable trust that holds Boeing common stock, receives dividends, and distributes to employees appreciation in value above a 3% per annum threshold rate of return. As of December 31, 2001, the Trust held 39,691,015 shares of the Company's common stock, split equally between two funds, "fund 1" and "fund 2." If on June 30, 2002, the market value of fund 1 exceeds $949 (the threshold representing a 3% per annum rate of return), the amount in excess of the threshold will be distributed to employees. The June 30, 2002, market value of fund 1 after distribution (if any) will be the basis for determining any potential distribution on June 30, 2006. Similarly, if on June 30, 2004, the market value of fund 2 exceeds $913, the amount in excess of the threshold will be distributed to employees. Shares held by the Trust on June 30, 2010, after final distribution will revert back to the Company.

The ShareValue Trust is accounted for as a contra-equity account and stated at market value. Market value adjustments are offset to additional paid-in capital.

Stock Options The Company's 1997 Incentive Stock Plan permits the grant of stock options, stock appreciation rights (SARs) and restricted stock awards (denominated in stock or stock units) to any employee of the Company or its subsidiaries and contract employees. Under the terms of the plan, 64,000,000 shares are authorized for issuance upon exercise of options, as payment of SARs and as restricted stock awards, of which no more than an aggregate of 6,000,000 shares are available for issuance as restricted stock awards and no more than an aggregate of 3,000,000 shares are available for issuance as restricted stock that is subject to restrictions based on continuous employment for less than three years. This authorization for issuance under the 1997 plan will terminate on April 30, 2007. As of December 31, 2001, no SARs have been granted under the 1997 Plan. The 1993 Incentive Stock Plan permitted the grant of options, SARs and stock to employees of the Company or its subsidiaries. The 1988 and 1984 stock option plans permitted the grant of options or SARs to officers or other key employees of the Company or its subsidiaries. No further grants may be awarded under these three plans.

Options and SARs have been granted with an exercise price equal to the fair market value of the Company's stock on the date of grant and expire ten years after the grant date. Vesting is generally over a five-year period with portions of a grant becoming exercisable at one year, three years and five years after the grant date. SARs, which have been granted only under the 1988 and 1984 plans, were granted in tandem with stock options; therefore, exercise of the SAR cancels the related option and exercise of the option cancels the attached SAR.

In 1994, McDonnell Douglas shareholders approved the 1994 Performance Equity Incentive Plan. Restricted stock issued under this plan prior to 1997 vested upon the merger between McDonnell Douglas and The Boeing Company. As of December 31, 2001, a total of 594,000 shares had been granted and of those 67,938 remain restricted. Substantially all compensation relating to these restricted shares will be amortized by the end of 2002. Unearned compensation is reflected as a component of shareholders' equity.

Information concerning stock options issued to directors, officers and other employees is presented in the following table:

	2001		2000		1999	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Number of shares under option:						
Outstanding at beginning of year	**27,904**	**$40.58**	29,228	$38.02	28,653	$36.03
Granted	**2,812**	**56.94**	3,693	45.63	3,462	43.40
Exercised	**(2,316)**	**30.58**	(4,673)	28.30	(2,345)	22.03
Canceled or expired	**(214)**	**48.13**	(328)	46.20	(515)	39.33
Exercised as SARs			(16)	21.56	(27)	19.70
Outstanding at end of year	**28,186**	**42.97**	27,904	40.58	29,228	38.02
Exercisable at end of year	**19,416**	**$39.45**	18,710	$37.32	19,749	$34.58

As of December 31, 2001, 26,998,958 shares were available for grant under the 1997 Incentive Stock Plan, and 863,100 shares were available for grant under the Incentive Compensation Plan.

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$10 to $19	2,375	1.9	$15.80	2,375	$15.80
$20 to $29	3,140	2.6	$23.34	3,137	$23.34
$30 to $39	3,627	7.1	$39.17	2,162	$38.96
$40 to $49	6,875	5.8	$42.41	4,898	$41.83
$50 to $59	11,914	6.8	$54.60	6,814	$53.43
$60 to $69	255	9.3	$63.79	30	$66.41
	28,186			19,416	

The Company has determined the weighted average fair values of stock-based arrangements granted, including ShareValue Trust, during 2001, 2000 and 1999 to be $21.35, $18.18 and $17.67, respectively. The fair values of stock-based compensation awards granted and of potential distributions under the ShareValue Trust arrangement were estimated using a binomial option-pricing model with the following assumptions:

	Grant Date	Expected Option Term	Expected Volatility	Dividend Yield	Risk-Free Interest Rate
2001	7/20/01	9 years	23%	1.1%	5.1%
2000	6/21/00	9 years	22%	1.1%	6.1%
	10/9/00	9 years	23%	1.1%	5.8%
	10/10/00	9 years	23%	1.1%	5.8%
1999	6/28/99	9 years	22%	1.1%	6.3%

Note 23 – Derivative Financial Instruments

Derivative and Hedging Activities As adopted January 1, 2001, the Company accounts for derivatives pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

The Company is exposed to a variety of market risks, including the effects of changes in interest rates, foreign currency exchange rates, and commodity prices. These exposures are managed, in part, with the use of derivatives. The following is a summary of the Company's risk management strategies and the effect of these strategies on the consolidated financial statements.

Fair Value Hedges For derivatives designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. Ineffectiveness was insignificant for the year ended December 31, 2001.

Interest rate swap contracts under which the Company agrees to pay variable rates of interest are generally designated as fair value hedges of fixed-rate debt obligations. The Company uses interest rate swaps to adjust the amount of total debt that is subject to variable and fixed interest rates.

In addition, the Company holds forward-starting interest rate swap agreements to fix the cost of funding a firmly committed lease for which payment terms are determined in advance of funding. This hedge relationship mitigates the changes in fair value of the hedged portion of the firm commitment caused by changes in interest rates. The net change in fair value of the swap and the hedged portion of the firm commitment is reported in earnings.

For the year ended December 31, 2001, $1 of gain related to the basis adjustment of certain terminated interest rate swaps was recorded in other income.

Cash Flow Hedges For derivatives designated as hedges of the exposure to variable cash flows of a forecasted transaction (referred to as cash flow hedges), the effective portion of the derivative's gain or loss is initially reported in shareholders' equity (as a component of accumulated other comprehensive income) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. Cash flow hedges used by the Company include certain interest rate swaps, foreign currency forward contracts, and commodity purchase contracts.

Interest rate swap contracts under which the Company agrees to pay fixed rates of interest are generally designated as cash flow hedges of variable-rate debt obligations. The Company uses interest rate swaps to adjust the amount of total debt that is subject to variable and fixed interest rates.

The Company uses foreign currency forward contracts to manage currency risk associated with certain forecasted transactions, specifically sales and purchase commitments made in foreign currencies. The Company's foreign currency forward contracts hedge forecasted transactions principally occurring up to five years in the future.

Commodity derivatives, such as fixed-price purchase commitments, are used by the Company to hedge against potentially unfavorable price changes for items used in production. In 2001, the Company entered into certain commitments to purchase electricity and natural gas at fixed prices over the next three years, a portion of which qualify for cash flow hedge treatment. Portions that do not qualify for cash flow hedge treatment resulted in a loss of $1 recorded as a reduction of other income for the year ended December 31, 2001.

At December 31, 2001, a net unrecognized loss of $172 ($108 net of tax) was recorded in accumulated other comprehensive income associated with the Company's cash flow hedging transactions for the year then ended. Of this amount, a net unrecognized loss of $27 ($17 net of tax) was due to the Company's transition adjustment upon implementation of SFAS No. 133, at January 1, 2001.

For the year ended December 31, 2001, a loss of $14, net of tax, reflected in accumulated other comprehensive income was reclassified to other income. During the next twelve months, the Company expects to reclassify to other income a loss of $20, net of tax, from the amount recorded in accumulated other comprehensive income.

Derivative Financial Instruments Not Receiving Hedge Treatment The Company holds interest exchange agreements and related interest rate swaps. The intent of these interest rate swaps is to economically hedge the exposures created by the interest exchange agreements. However, because the exposures being hedged are derivative instruments, this relationship does not qualify for hedge accounting under SFAS No. 133. As a result, changes in fair value of both instruments are immediately recognized in income. For the year ended December 31, 2001, the interest exchange agreements resulted in other income of $8 and the related interest rate swaps resulted in a reduction of other income of $9. The Company also holds a forward-starting interest rate swap that is not accounted for as a hedge.

As of December 31, 2001, the conversion feature of certain convertible debt and warrants were reflected in other assets at their fair values of $12. For the year ended December 31, 2001, the conversion feature of the convertible debt and warrants recorded in other assets had an increase in fair value, resulting in $2 recorded in other income.

At December 31, 2001, the Company had foreign currency forward contracts carried at fair value that did not qualify for hedge accounting. The Company realized a pretax gain of $9 attributable to these forward contracts during the year ended December 31, 2001, reflected in other income.

Upon adoption of SFAS No. 133, the Company recorded an unrecognized net gain of $9 ($6 net of tax) in accumulated other comprehensive income attributable to derivatives not receiving hedge treatment. The components of this transition adjustment are being amortized to other income, with a net loss of $1 expected to be reclassified to other income during the next twelve months. At December 31, 2001, the unamortized balance in accumulated other comprehensive income was a net gain of $9 ($6 net of tax).

Interest rate swap contracts and foreign currency forward contracts are entered into with a number of major financial institutions in order to minimize counterparty credit risk. The Company generally does not require collateral or other security supporting derivative contracts with its counterparties. The Company believes that it is unlikely that any of its counterparties will be unable to perform under the terms of derivative financial instruments.

Note 24 – Arrangements with Off-Balance-Sheet Risk

Financial Instruments The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business, principally relating to customer financing activities. Financial instruments with off-balance-sheet risk include financing commitments, credit guarantees, and participation in customer financing receivables with third-party investors that involve interest rate terms different from the underlying receivables.

Irrevocable financing commitments related to aircraft on order, including options, scheduled for delivery through 2010 totaled $7,508 and $6,230 as of December 31, 2001 and 2000. The Company anticipates that not all of these commitments will be utilized and that it will be able to arrange for third-party investors to assume a portion of the remaining commitments, if necessary. The Company has additional commitments to arrange for commercial equipment financing totaling $344 and $288 as of December 31, 2001 and 2000.

Participations in customer financing receivables with third-party investors that involve interest rate terms different from the underlying receivables totaled $51 and $54 as of December 31, 2001 and 2000.

The Company's maximum exposure to credit-related losses associated with credit guarantees, without regard to collateral but net of established reserves, totaled $558 ($174 associated with commercial aircraft and collateralized and $357 associated with the Sea Launch joint venture) and $655 ($261 associated with commercial aircraft and collateralized and $373 associated with the Sea Launch joint venture) as of December 31, 2001 and 2000. Of the $174 exposure associated with commercial aircraft as of December 31, 2001, the Company estimates that the fair value of the underlying collateral, principally commercial aircraft, would cover approximately $63 of the exposure. A substantial portion of the commercial aircraft credit-related guarantees have been extended on behalf of counterparties with less than investment-grade credit. The credit-related exposure related to Sea Launch is not significantly covered by a collateral position in any assets.

The Company's maximum exposure to losses associated with asset value guarantees, without regard to collateral but net of established reserves, totaled $725 and $522 as of December 31, 2001 and 2000. These exposures relate principally to commercial aircraft and are collateralized. As of December 31, 2001, the Company estimates that the fair value of the underlying collateral, principally commercial aircraft, would cover approximately $680 of the exposure.

As of December 31, 2001 and 2000, accounts payable and other liabilities included $416 ($48 related to the events of September 11, 2001) and $343 attributable to risks associated with credit-related guarantees and asset value guarantees.

Other Arrangements As of December 31, 2001, future lease commitments on aircraft not recorded on the Consolidated Statements of Financial Position totaled $323. These lease commitments extend through 2015, and the Company's intent is to recover these lease commitments through sublease arrangements. As of December 31, 2001 and 2000, accounts payable and other liabilities included $116 ($1 related to the events of September 11, 2001) and $114 attributable to adverse commitments under these lease arrangements.

As of December 31, 2001, the Company has commitments to purchase used aircraft under trade-in agreements totaling $1,340. As of December 31, 2001, accounts payable and other liabilities included $189 ($140 related to the events of September 11, 2001) attributable to adverse purchase commitments.

The Company holds various Enhanced Equipment Trust Certificates (EETCs) totaling $128 as of December 31, 2001, relating to aircraft lease receivables. The maximum exposure is generally limited to the amount of the asset recorded on the Consolidated Statements of Financial Position. Under one EETC arrangement, however, the Company has a maximum potential exposure of $103 in excess of its asset value due to certain liquidity obligations of the Company to other parties in the event of default by the lessee. In the event of payment under this liquidity obligation, the Company would receive a preferred collateral position in the underlying asset.

Note 25 – Significant Group Concentrations of Credit Risk

Financial instruments involving potential credit risk are predominantly with commercial aircraft customers and the U.S. Government. As of December 31, 2001, off-balance-sheet financial instruments described in Note 24 predominantly related to commercial aircraft customers. Of the $15,554 in accounts receivable and customer financing included in the Consolidated Statements of Financial Position, $7,235 related to commercial aircraft customers ($366 of accounts receivable and $6,869 of customer financing) and $2,597 related to the U.S. Government. AMR Corporation and UAL Corporation were associated with 23% and 13% of all financial instruments related to customer financing. Financing for aircraft is collateralized by security in the related asset, and historically the Company has not experienced a problem in accessing such collateral.

Of the $6,869 of aircraft customer financing, $6,440 related to customers the Company believes have less than investment-grade credit. Similarly, of the $7,508 of irrevocable financing commitments related to aircraft on order including options, $7,113 related to customers the Company believes have less than investment-grade credit.

Note 26 – Disclosures about Fair Value of Financial Instruments

As of December 31, 2001 and 2000, the carrying amount of accounts receivable was $5,156 and $5,519, and the fair value of accounts receivable was estimated to be $5,054 and $5,355. The lower fair value reflects a discount due to deferred collection for certain receivables that will be collected over an extended period. The carrying value of accounts payable is estimated to approximate fair value.

The carrying amount of notes receivable, net of valuation allowance, is estimated to approximate fair value. Although there are generally no quoted market prices available for customer financing notes receivable, the valuation assessments were based on the respective interest rates, risk-related rate spreads and collateral considerations.

As of December 31, 2001 and 2000, the carrying amount of debt, net of capital leases and non-recourse debt, was $11,198 and $8,410 and the fair value of debt, based on current market rates for debt of the same risk and maturities, was estimated at $11,669 and $8,866. The Company's debt, however, is generally not callable until maturity.

With regard to financial instruments with off-balance-sheet risk, it is not practicable to estimate the fair value of future financing commitments because there is not a market for such future commitments, and all other off-balance-sheet financial instruments are estimated to have only a nominal fair value. The terms and conditions reflected in the outstanding guarantees and commitments for financing assistance are not materially different from those that would have been negotiated as of December 31, 2001.

Note 27 – Contingencies

Various legal proceedings, claims and investigations related to products, contracts and other matters are pending against the Company. Most significant legal proceedings are related to matters covered by insurance. Major contingencies are discussed below.

The Company is subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. Due in part to their complexity and pervasiveness, such requirements have resulted in the Company being involved with related legal proceedings, claims and remediation obligations since the 1980s.

The Company routinely assesses, based on in-depth studies, expert analyses and legal reviews, its contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and of recoveries from insurance carriers. The Company's policy is to immediately accrue and charge to current expense identified exposures related to environmental remediation sites based on estimates of investigation, cleanup and monitoring costs to be incurred.

The costs incurred and expected to be incurred in connection with such activities have not had, and are not expected to have, a material impact to the Company's financial position. With respect to results of operations, related charges have averaged less than 2% of annual net earnings. Such accruals as of December 31, 2001, without consideration for the related contingent recoveries from insurance carriers, are less than 2% of total liabilities.

Because of the regulatory complexities and risk of unidentified contaminated sites and circumstances, the potential exists for environmental remediation costs to be materially different from the estimated costs accrued for identified contaminated sites. However, based on all known facts and expert analyses, the Company believes it is not reasonably likely that identified environmental contingencies will result in additional costs that would have a material adverse impact to the Company's financial position or operating results and cash flow trends.

The Company is subject to U.S. Government investigations from which civil, criminal or administrative proceedings could result. Such proceedings could involve claims by the Government for fines, penalties, compensatory and treble damages, restitution and/or forfeitures. Under government regulations, a company, or one or more of its operating divisions or subdivisions, can also be suspended or debarred from government contracts, or lose its export privileges, based on the results of investigations. The Company believes, based upon all available information, that the outcome of any such government disputes and investigations will not have a material adverse effect on its financial position or continuing operations.

In 1991, the U.S. Navy notified McDonnell Douglas (now a subsidiary of the Company) and General Dynamics Corporation (the "Team") that it was terminating for default the Team's contract for development and initial production of the A-12 aircraft. The Team filed a legal action to contest the Navy's default termination, to assert its rights to convert the termination to one for "the convenience of the Government," and to obtain payment for work done and costs incurred on the A-12 contract but not paid to date. As of December 31, 2001, inventories included approximately $583 of recorded costs on the A-12 contract, against which the Company has established a loss provision of $350. The amount of the provision, which was established in 1990, was based on McDonnell Douglas's belief, supported by an opinion of outside counsel, that the termination for default would be converted to a termination for convenience, and that the upper range of possible loss on termination for convenience was $350.

On August 31, 2001, the U.S. Court of Federal Claims issued a decision after trial upholding the Government's default termination of the A-12 contract on the ground that the Team could not meet the revised contract schedule unilaterally imposed by the Government after the Government had waived the original schedule. The court did not, however, enter a judgment for the Government on its claim that the Team be required, as a consequence of the alleged default, to repay progress payments that had not been formally liquidated by deliveries at the time of termination. These unliquidated progress payments total $1,350. On October 4, 2001, the court confirmed that it would not be entering judgment in favor of the Government in the amount of these unliquidated progress payments. This is the latest decision relating to long-running litigation resulting from the A-12 contract termination in 1991, and follows an earlier trial court decision in favor of the contractors and reversal of that initial decision on appeal.

The Company believes, supported by an opinion of outside counsel, that the trial court's rulings with respect to the enforceability of the unilateral schedule and the termination for default are contrary to law and fact. The Company believes the decision raises valid issues for appeal and is pursuing its appeal.

If, contrary to the Company's belief, the decision of the trial court on termination were sustained on appeal, the Company would incur an additional loss of approximately $275, consisting principally of remaining inventory costs and adjustments. And if, contrary to the Company's belief, the appeals court further held that a money judgment should be entered against the Team in the amount of the unliquidated progress payments, the Team would be required to pay the Government $1,350 plus statutory interest from February 1991 (currently totaling approximately $970). Under this outcome, the Company would be obligated to pay one half of these amounts. The additional loss to the Company would total approximately $1,430 in pretax charges, consisting principally of the repayment obligations and the remaining inventory costs and adjustments.

The Company believes that the loss provision established by McDonnell Douglas in 1990 continues to provide adequately for the reasonably possible reduction in value of A-12 net contracts in process as of December 31, 2001. Final resolution of the A-12 litigation will depend upon the outcome of further proceedings or possible negotiations with the Government.

On October 31, 1997, a federal securities lawsuit was filed against the Company in the U.S. District Court for the Western District of Washington, in Seattle. The lawsuit names as defendants the Company and three of its then executive officers. Additional lawsuits of a similar nature have been filed in the same court. These lawsuits were consolidated on February 24, 1998. The lawsuits generally allege that the defendants desired to keep the Company's share price as high as possible in order to ensure that the McDonnell Douglas shareholders would approve the merger and, in the case of the individual defendants, to benefit directly from the sale of Boeing stock during the period from April 7, 1997 through October 22, 1997. By order dated May 1, 2000, the Court certified two subclasses of plaintiffs in the action: a. all persons or entities who purchased Boeing stock or call options or who sold put options during the period from July 21, 1997 through October 22, 1997, and b. all persons or entities who purchased McDonnell Douglas stock on or after April 7, 1997, and who held such stock until it converted to Boeing stock pursuant to the merger. The plaintiffs sought compensatory damages and treble damages. On September 17, 2001, the Company reached agreement with class counsel to settle the lawsuit for $92.5. The settlement will have no effect on the Company's earnings, cash flow or financial position, as it is within insurance limits. The settlement is conditioned on notice to the class members and Court approval, which is expected to occur in 2002.

On February 25, 2000, a purported class action lawsuit alleging gender discrimination and harassment was filed against The Boeing Company, Boeing North American, Inc., and McDonnell Douglas Corporation. The complaint, filed with the United States District Court in Seattle, alleges that the Company has engaged in a pattern and practice of unlawful discrimination, harassment and retaliation against females over the course of many years. The complaint, Beck v. Boeing, names 28 women who have worked for Boeing in the Puget Sound area; Wichita, Kansas; St. Louis, Missouri; and Tulsa, Oklahoma. On March 15, 2000, an amended complaint was filed naming an additional 10 plaintiffs, including the first from California. The lawsuit attempts to represent all women who currently work for the Company, or who have worked for the Company in the past several years.

The Company has denied the allegation that it has engaged in any unlawful "pattern and practice." Plaintiffs' motion for class certification was filed in May 2001. The class they sought included salaried employees in Puget Sound, Wichita, St. Louis, and Long Beach, and hourly employees in Puget Sound, Wichita, and St. Louis.

On October 19, 2001, the court granted class certification to a segment of the population sought by the plaintiffs. The court ruled that the action could proceed on the basis of two limited subclasses: a. all non-executive salaried women (including engineers) in the Puget Sound area, and b. all hourly women covered by the Machinists' Bargaining Agreement in the Puget Sound area. The claims to be litigated are alleged gender discrimination in compensation and promotion. The court also held that the plaintiffs could not seek back pay. Rather, should liability be found, the potential remedies include some form of injunctive relief as well as punitive damages. The U.S. Ninth Circuit Court of Appeals has accepted the Company's interlocutory appeal of the class certification decision, particularly the ruling that leaves open the possibility of punitive damages. The Company intends to continue its aggressive defense of these cases. It is not possible to predict what impact, if any, these cases could have on the financial statements.

Note 28 – Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company operates in the following principal areas: Commercial Airplanes, Military Aircraft and Missile Systems, Space and Communications, and Customer and Commercial Financing. Commercial Airplanes operations principally involve development, production and marketing of commercial jet aircraft and providing related support services, principally to the commercial airline industry worldwide. Military Aircraft and Missile Systems operations principally involve research, development, production, modification and support of the following products and related systems: military aircraft, both land-based and aircraft-carrier-based, including fighter, transport and attack aircraft with wide mission capability, and vertical/short takeoff and landing capability; helicopters and missiles. Space and Communications operations principally involve research, development, production, modification and support of the following products and related systems: space systems, missile defense systems, satellites and satellite launching vehicles, rocket engines, and information and battle management systems. Although some Military Aircraft and Missile Systems and Space and Communications products are contracted in the commercial environment, the primary customer is the U.S. Government. The Customer and Commercial Financing segment is primarily engaged in the financing of commercial and private aircraft, commercial equipment, and real estate.

In 2001, the Company adjusted the segment classification of certain business activities. The Company established an "Other" segment classification which principally includes the activities of Connexion by Boeing℠, a two-way data communications service for global travelers; Air Traffic Management, a business unit developing new approaches to a global solution to address air traffic management issues; and Phantom Works, an advanced research and development organization focused on innovative technologies, improved processes and the creation of new products. The results for 2000 and 1999 have been reclassified to conform to the revised segment classifications.

The Commercial Airplanes segment is subject to both operational and external business environment risks. Operational risks that can seriously disrupt the Company's ability to make timely delivery of its commercial jet aircraft and meet its contractual commitments include execution of internal performance plans, product performance risks associated with regulatory certifications of the Company's commercial aircraft by the U.S.

Government and foreign governments, other regulatory uncertainties, collective bargaining labor disputes, performance issues with key suppliers and subcontractors and the cost and availability of energy resources, such as electrical power. Aircraft programs, particularly new aircraft models such as the 717 program, face the additional risk of pricing pressures and cost management issues inherent in the design and production of complex products. Financing support may be provided by the Company to airlines, some of which are unable to obtain other financing. While the Company's principal operations are in the United States, Canada, and Australia, some key suppliers and subcontractors are located in Europe and Japan. External business environment risks include adverse governmental export and import policies, factors that result in significant and prolonged disruption to air travel worldwide, and other factors that affect the economic viability of the commercial airline industry. Examples of factors relating to external business environment risks include the volatility of aircraft fuel prices, global trade policies, worldwide political stability and economic growth, acts of aggression that impact the perceived safety of commercial flight, escalation trends inherent in pricing the Company's aircraft, and a competitive industry structure which results in market pressure to reduce product prices.

In addition to the foregoing risks associated with the Commercial Airplanes segment, the Military Aircraft and Missile Systems segment and the Space and Communications segment are subject to changing priorities or reductions in the U.S. Government defense and space budget, and termination of government contracts due to unilateral government action (termination for convenience) or failure to perform (termination for default). Civil, criminal or administrative proceedings involving fines, compensatory and treble damages, restitution, forfeiture and suspension or debarment from government contracts may result from violations of business and cost classification regulations on U.S. Government contracts.

The launch services market has some degree of uncertainty since global demand is driven in part by the launch customers' access to capital markets. Additionally, some of the Company's competitors for launch services receive direct or indirect government funding. The satellite market includes some degree of risk and uncertainty relating to the attainment of technological specifications and performance requirements.

Risk associated with the Customer and Commercial Financing segment includes interest rate risks, asset valuation risks, specifically, aircraft valuation risks, and credit and collectability risks of counterparties.

As of December 31, 2001, the Company's principal collective bargaining agreements were with the International Association of Machinists and Aerospace Workers (IAM), representing 24% of employees (current agreements expiring September and October 2002, and May 2004); the Society of Professional Engineering Employees in Aerospace (SPEEA), representing 14% of employees (current agreements expiring December 2002 and February 2004); the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW), representing 4% of employees (current agreements expiring September 2002, May 2003, and April 2004); and Southern California Professional Engineering Association (SCPEA), representing 2% of employees (current agreement expiring March 2005).

Sales and other operating revenue by geographic area consisted of the following:

Year ended December 31,	2001	2000	1999
Asia, other than China	**$ 7,112**	$ 5,568	$10,776
China	**1,504**	1,026	1,231
Europe	**8,434**	9,038	9,678
Oceania	**895**	887	942
Africa	**573**	542	386
Western Hemisphere, other than the United States	**875**	559	461
	19,393	17,620	23,474
United States	**38,805**	33,701	34,519
Total sales	**$58,198**	$51,321	$57,993

Military Aircraft and Missile Systems segment and Space and Communications segment combined sales were approximately 29%, 13% and 17% of total sales in Europe for 2001, 2000 and 1999, respectively. Defense sales were approximately 10%, 9% and 17% of total sales in Asia, excluding China, for the same respective years. Exclusive of these amounts, Military Aircraft and Missile Systems segment and Space and Communications segment sales were principally to the U.S. Government. Sales to the U.S. Government represented 33%, 34% and 25% of consolidated sales for 2001, 2000 and 1999, respectively.

The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes. The expenses, assets and liabilities attributable to corporate activity are not allocated to the operating segments. Approximately 3% of operating assets are located outside the United States.

Customer and Commercial Financing segment revenues consist principally of interest from financing receivables and lease income from operating lease equipment, and segment earnings additionally reflect depreciation on leased equipment and expenses recorded against the valuation allowance presented in Note 12. No interest expense on debt is included in Customer and Commercial Financing segment earnings.

Customer and Commercial Financing segment revenues and earnings are derived principally from Boeing Capital Corporation (BCC), a corporation wholly owned by the Company. The Company has extended certain intercompany guarantees to BCC, including guarantees on lease income from operating lease equipment. In 2001, segment earnings included $49 of income under guarantees that are eliminated in consolidation.

For internal reporting purposes, the Company records Commercial Airplanes segment revenues and operating profits for airplanes transferred to other segments, and such transfers may include airplanes accounted for as operating leases that are considered transferred to the Customer and Commercial Financing segment. The revenues for these transfers are eliminated in the 'Accounting differences/eliminations' caption. In the event an airplane accounted for as an operating lease is subsequently sold, the 'Accounting differences/ eliminations' caption would reflect the recognition of revenue and operating profit for the consolidated financial statements.

The Company records cost of sales for 7-series commercial airplane programs under the program method of accounting described in Note 1. For internal measurement purposes, the Commercial Airplanes segment records cost of sales based on the cost of specific units delivered, and to the extent that inventoriable costs exceed estimated revenues, a loss is not recognized until delivery is made, which is not in accordance with generally accepted accounting principles. For the 717 program, the cost of the specific units delivered is reduced, on a per-unit basis, by the amount previously recognized for forward losses. Proceeds from certain Commercial Airplanes segment suppliers attributable to participation in development efforts are accounted for as a reduction in the cost of inventory received from the supplier under the program accounting method, and as an expense reduction in the period the proceeds are received for internal measurement purposes. These adjustments between the internal measurement method and the program accounting method are included in the 'Accounting differences/eliminations' caption of net earnings. These adjustments totaled $(721), $(637) and $(304) for the years ended December 31, 2001, 2000 and 1999, respectively.

The Other segment loss in 2001 included $49 of expense resulting from intercompany guarantees to BCC discussed in the Customer and Commercial Financing segment paragraph above. This expense is eliminated in consolidation.

The 'Accounting differences/eliminations' caption of net earnings also includes the impact of cost measurement differences between generally accepted accounting principles and federal cost accounting standards. This includes the following: the difference between pension costs recognized under SFAS No.87, *Employers' Accounting for Pensions*, and under federal cost accounting standards, principally on a funding basis; the differences between retiree health care costs recognized under SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, and under federal cost accounting standards, principally on a cash basis; and the differences in timing of cost recognition related to certain activities, such as facilities consolidation, undertaken as a result of mergers and acquisitions whereby such costs are expensed under generally accepted accounting principles and deferred under federal cost accounting standards. Additionally, the amortization of costs capitalized in accordance with SFAS No.34, *Capitalization of Interest Cost*, is included in the 'Accounting differences/eliminations' caption.

The costs attributable to share-based plans are not allocated. Other unallocated costs include corporate costs not allocated to the operating segments, including goodwill amortization resulting from acquisitions prior to 1998. Unallocated assets primarily consist of cash and short-term investments, prepaid pension expense, goodwill acquired prior to 1997, deferred tax assets, and capitalized interest. Unallocated liabilities include various accrued employee compensation and benefit liabilities, including accrued retiree health care, income taxes payable, and debentures and notes payable. Unallocated capital expenditures and depreciation relate primarily to shared services assets.

In-process research and development for the year ended December 31, 2000, included $505 associated with the Space and Communications segment and $52 associated with the Commercial Airplanes segment. These amounts are included in the respective segment's depreciation and amortization amounts.

Segment Information

Sales and Other Operating Revenues

Year ended December 31,	2001	2000	1999
Commercial Airplanes	$35,056	$31,171	$38,475
Military Aircraft and Missile Systems	12,451	11,924	11,866
Space and Communications	10,364	8,039	6,831
Customer and Commercial Financing	863	728	686
Other	365	303	439
Accounting differences/eliminations	(901)	(844)	(304)
	$58,198	$51,321	$57,993

Net Earnings (Loss) Before Cumulative Effect of Accounting Change

Year ended December 31,	2001	2000	1999
Commercial Airplanes	$ 2,632	$ 2,736	$ 2,082
Military Aircraft and Missile Systems	1,346	1,245	1,161
Space and Communications	619	(243)	415
Customer and Commercial Financing	596	516	454
Other	(388)	(76)	4
Accounting difference/eliminations	(368)	(442)	(432)
Share-based plans expense	(378)	(316)	(209)
Unallocated expense	(163)	(362)	(305)
Earnings from operations	3,896	3,058	3,170
Other income, principally interest	318	386	585
Interest and debt expense	(650)	(445)	(431)
Earnings before taxes	3,564	2,999	3,324
Income taxes	738	871	1,015
	$ 2,826	$ 2,128	$ 2,309

Research and Development

Year ended December 31,	2001	2000	1999
Commercial Airplanes	$ 858	$ 574	$ 585
Military Aircraft and Missile Systems	258	257	259
Space and Communications	526	526	492
Other	294	84	5
	$ 1,936	$ 1,441	$ 1,341

Depreciation and Amortization

Year ended December 31,	2001	2000	1999
Commercial Airplanes	$ 540	$ 619	$ 595
Military Aircraft and Missile Systems	235	181	188
Space and Communications	417	686	168
Customer and Commercial Financing	188	159	163
Other	63	34	35
Unallocated	307	357	496
	$ 1,750	$ 2,036	$ 1,645

Segment Information

Assets at December 31,	2001	2000	1999
Commercial Airplanes	$ 11,479	$ 9,800	$ 8,075
Military Aircraft and Missile Systems	2,477	3,035	2,920
Space and Communications	10,299	9,629	4,245
Customer and Commercial Financing	9,646	6,856	5,700
Other	1,290	389	590
Unallocated	13,152	12,968	14,617
	$ 48,343	$ 42,677	$36,147

Liabilities at December 31,	2001	2000	1999
Commercial Airplanes	$ 7,579	$ 7,972	$ 6,135
Military Aircraft and Missile Systems	1,612	1,189	1,072
Space and Communications	3,123	2,903	1,350
Customer and Commercial Financing	351	184	176
Other	697	56	60
Unallocated	24,156	19,353	15,892
	$ 37,518	$ 31,657	$24,685

Capital Expenditures, Net	2001	2000	1999
Commercial Airplanes	$ 207	$ 237	$ 307
Military Aircraft and Missile Systems	99	25	202
Space and Communications	362	438	585
Customer and Commercial Financing/Other	1	7	1
Other	32	40	13
Unallocated	367	185	128
	$ 1,068	$ 932	$ 1,236

Contractual Backlog (Unaudited) at December 31,	2001	2000	1999
Commercial Airplanes	$ 75,850	$ 89,780	$72,972
Military Aircraft and Missile Systems	17,630	17,113	15,691
Space and Communications	13,111	13,707	10,585
	$106,591	$120,600	$99,248

Quarterly Financial Data (Unaudited)

(Dollars in millions except per share data)	2001				2000			
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Sales and other operating revenues	$15,702	$13,687	$15,516	$13,293	$14,693	$11,877	$14,841	$9,910
Earnings from operations	245	1,066	1,367	1,218	712	865	925	556
Net earnings	100	650	840	1,236	481	609	620	418
Basic earnings per share	0.13	0.81	1.02	1.48	0.57	0.71	0.71	0.48
Diluted earnings per share	0.12	0.80	0.99	1.45	0.55	0.70	0.71	0.48
Cash dividends paid per share	0.17	0.17	0.17	0.17	0.14	0.14	0.14	0.14
Market price:								
High	39.42	59.80	69.85	65.60	70.94	66.94	42.25	48.13
Low	31.58	27.60	53.92	49.70	54.00	41.44	34.06	32.00
Quarter end	38.78	33.50	55.60	55.71	66.00	63.13	41.81	37.94

Independent Auditors' Report

Board of Directors and Shareholders, The Boeing Company:

We have audited the accompanying consolidated statements of financial position of The Boeing Company and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements (located at pages 35–38 and pages 59–83) referred to above present fairly, in all material respects, the financial position of The Boeing Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial statements to confirm to Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Financial Instruments and Hedging Activities*, as amended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
January 28, 2002

Report of Management

To the Shareholders of The Boeing Company:

The accompanying consolidated financial statements of The Boeing Company and subsidiaries have been prepared by management who are responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

Management has established and maintains a system of internal control designed to provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period. The system of internal control includes widely communicated statements of policies and business practices which are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by a program of internal audit with management follow-up.

The financial statements have been audited by Deloitte & Touche LLP, independent certified public accountants.

Their audit was conducted in accordance with generally accepted auditing standards and included a review of internal controls and selective tests of transactions. The Independent Auditors' Report appears above.

The Audit Committee of the Board of Directors, composed entirely of outside directors, meets periodically with the independent certified public accountants, management and internal auditors to review accounting, auditing, internal accounting controls, litigation and financial reporting matters. The independent certified public accountants and the internal auditors have free access to this committee without management present.



Philip M. Condit
Chairman of the Board and
Chief Executive Officer



Michael M. Sears
Senior Vice President and
Chief Financial Officer



James A. Bell
Vice President Finance and
Corporate Controller

(Dollars in millions except per share data)	2001	2000	1999	1998	1997
Operations					
Sales and other operating revenues					
Commercial Airplanes	$ 35,056	$ 31,171	$ 38,475	$ 36,998	$ 27,479
Military Aircraft and Missile Systems	12,451	11,924	11,866	12,488	
Space and Communications	10,364	8,039	6,831	6,889	
Information, Space and Defense Systems (a)	22,815	19,963	18,697	19,377	18,125
Customer and Commercial Financing	863	728	686	545	746
Other (b)	365	303	439	569	
Accounting differences/eliminations	(901)	(844)	(304)	(1,335)	(550)
Total	$ 58,198	$ 51,321	$ 57,993	$ 56,154	$ 45,800
Net earnings (loss)	$ 2,827	$ 2,128	$ 2,309	$ 1,120	$ (178)
Basic earnings (loss) per share	3.46	2.48	2.52	1.16	(0.18)
Diluted earnings (loss) per share	3.41	2.44	2.49	1.15	(0.18)
Cash dividends paid	$ 582	$ 504	$ 537	$ 564	$ 557
Per share	0.68	0.56	0.56	0.56	0.56
Other income, principally interest	318	386	585	283	428
Research and development expense	1,936	1,441	1,341	1,895	1,924
General and administrative expense	2,389	2,335	2,044	1,993	2,187
Additions to plant and equipment, net	1,068	932	1,236	1,665	1,391
Depreciation of plant and equipment	1,140	1,159	1,330	1,386	1,266
Employee salaries and wages	11,703	11,615	11,019	12,074	11,287
Year-end workforce	188,000	198,000	197,000	231,000	238,000
Financial Position at December 31					
Total assets	$ 48,343	$ 42,677	$ 36,147	$ 37,024	$ 38,293
Working capital	(4,280)	(2,414)	2,056	2,836	5,111
Net plant and equipment	8,459	8,814	8,245	8,589	8,391
Cash and short-term investments	633	1,010	3,454	2,462	5,149
Total debt	12,265	8,799	6,732	6,972	6,854
Customer and commercial financing assets	10,398	6,959	6,004	5,711	4,600
Shareholders' equity	10,825	11,020	11,462	12,316	12,953
Per share	13.57	13.18	13.16	13.13	13.31
Common shares outstanding (in millions) (c)	797.9	836.3	870.8	937.9	973.5
Contractual Backlog					
Commercial Airplanes	$ 75,850	$ 89,780	$ 72,972	$ 86,057	$ 93,788
Military Aircraft and Missile Systems	17,630	17,113	15,691	17,007	
Space and Communications	13,111	13,707	10,585	9,832	
Information, Space and Defense Systems	30,741	30,820	26,276	26,839	27,852
Total	$106,591	$120,600	$ 99,248	$112,896	$121,640

Cash dividends have been paid on common stock every year since 1942.

(a) The Information, Space, and Defense Systems segment of the Company was reorganized into two segments: the Military Aircraft and Missile Systems segment and the Space and Communications segment, which have been reported as separate business segments since 1998. It is not practicable to determine the Military Aircraft and Missile Systems and the Space and Communications break out of the Information, Space and Defense Systems segment information for 1997.

(b) The Other segment classification was established in 2001 and the years 1998 through 2000 are restated.

(c) Computation excludes treasury shares and the outstanding shares held by the ShareValue Trust.

Selected Boeing Products, Programs and Services

Boeing Commercial Airplanes

Alan Mulally, President and CEO / Renton, Washington

The Boeing 747-400



The 747-400 seats 416 to 568 passengers, depending on seating configuration and, with the new Longer-Range 747-400 entering service later this year, has a range of 8,850 miles. With its huge capacity, long range and fuel efficiency, the 747 offers the lowest operating cost per seat of any twin-aisle commercial jetliner. The 747-400 is available in an all-cargo freighter version – the new 747-400ER Freighter will begin carrying cargo later this year. Boeing continues to study 747 derivatives that are more environmentally responsible and that will fly farther or carry more passengers to continue the 747 leadership in meeting the world's need for high-capacity, long-range airplanes.

Orders: 1,354* Deliveries: 1,292

The Boeing 777-200



777-300



The 777-200, which seats 305 to 440 passengers depending on configuration, has a range of up to 6,000 miles. The 777-200ER (extended range) can fly the same number of passengers up to 8,900 miles. The 777-300 is about 33 feet longer than the -200 and can carry from 368 to 550 passengers, depending on seating configuration, with a range of 6,858 miles. The company recently introduced two longer-range 777s, the 777-200LR (longer-range) and the 777-300ER. The -200LR is the same size as the -200ER, but has a range of 10,145 miles. The 777-300ER is the same size as the -300, but has a range of 8,262 miles.

Orders: 593* Deliveries: 377

The Boeing 767-200



767-300



767-400



The 767-200 will typically fly 181 to 224 passengers up to 7,600 miles in its extended-range version. The 767-300, also offered in an extended-range version, offers 20 percent more passenger seating than the 767-200 and has a range of 7,024 miles. A freighter version of the 767-300 is available. Boeing also offers the 767-400ER, which seats 245 to 304 passengers, and has a range of 6,500 miles. In a high-density inclusive tour arrangement, the 767-400ER can carry up to 375 passengers.

Orders: 933* Deliveries: 857

The Boeing 757-200



757-300



The 757-200, which typically seats 200 passengers in two classes with a range up to 4,491 miles, is a short-to-medium range jetliner incorporating advanced technology for exceptional fuel efficiency, low noise levels, increased passenger comfort and top operating performance. The 757-300, with 20 percent more passenger seating and nearly 50 percent more cargo volume than the 757-200, can carry 243 to 280 passengers on routes up to 3,909 miles. The 757-300 has the lowest seat-mile costs of any mid-sized or single-aisle jetliner, making it an extremely cost-effective airplane to operate. A freighter version of the 757-200 also is available. The 757 is environmentally friendly; it is quiet and fuel-efficient, and meets strict worldwide standards for engine emissions.

Orders: 1,050* Deliveries: 993

The Boeing 737-600



737-800



737-700



737-900



The Boeing 737 is the best-selling commercial jetliner of all time. The new 737s (737-600/-700/-800/-900) incorporate advanced technology and design features that translate into cost-efficient, high-reliability operations and superior passenger satisfaction. The 737 is the only airplane family to span the entire 100-to-189-seat market with maximum ranges up to 4,453 miles. This flexibility provides operators the ability to respond to the needs of the market. The 737 family also includes two Boeing Business Jets – derivatives of the 737-700 and -800 – as well as a convertible passenger to cargo derivative.

Orders: 5,058* Deliveries: 4,156

The Boeing 717-200



The 717 twinjet meets the growing need worldwide for a 100-seat, high-frequency, short-range jet, flying a maximum range of 1,647 miles. The durable, simple, ultra-quiet and clean twinjet's effective use of technology results in the lowest operating costs.

Orders: 137* Deliveries: 93

Boeing Commercial Aviation Services



Boeing Commercial Aviation Services provides the most complete portfolio of commercial aviation support products and services in the industry. This organization is an important component in the company's total solutions approach, and offers a wide range of products and services aimed at bringing even more value to our customers. This includes spare parts, airplane modification and engineering support, and a comprehensive worldwide customer support network. Commercial Aviation Services also oversees a number of joint ventures such as FlightSafetyBoeing Training International, and wholly owned subsidiaries Jeppesen Sanderson Inc. and Continental Graphics.

Sonic Cruiser



The Sonic Cruiser is a new airplane concept in development by Boeing. The dramatic new airplane will travel at speeds between Mach .95 and .98, saving 15 to 20 percent of the flying time on long-range flights. Configuration of the airplane is ongoing. Current emphasis on the program includes a "Design for the Environment" approach that will ensure the airplane achieves its speed target while using no more fuel (on a per-passenger basis) than today's best airplanes. Noise and emissions from the airplane will also be lower than today's airplanes. The Sonic Cruiser is expected to accommodate between 200 and 250 passengers and serve routes between 6,000 and 9,000 nautical miles.

*Orders and deliveries as of December 31, 2001

Boeing Military Aircraft and Missile Systems

Jerry Daniels, President and CEO / St. Louis, Missouri

Military Aerospace Support 	Military Aerospace Support is unique in the aerospace industry – a single organization offering the full spectrum of product and services to reduce life-cycle costs and maximize readiness of military aircraft in service with operators around the globe. This includes modernization and upgrade initiatives; maintenance and modification programs; training systems and services; spares and technical data; and a wide variety of logistics services. These capabilities have been leveraged on complex efforts such as the C-130 Avionics Modernization Program, and broad support packages such as FIRST for the F/A-18E/F Super Hornet.
767 Tanker/Transport 	The 767 Tanker/Transport is the reliable, low-risk solution for air-refueling and transport needs for military services around the globe. Equipped with proven aerial-refueling systems and flexible interior configurations, the 767 Tanker/Transport provides enhanced mission capability, optimum fuel offload and range, and low operating costs. It has been selected by the military forces of Italy and Japan.
C-17 Globemaster III 	The C-17 Globemaster III is the most advanced, versatile airlifter ever made. It is capable of flying long distances, carrying 169,000 pounds of payload and landing on short, austere runways close to front lines. As the U.S. Air Force's premier airlifter, C-17s have dropped millions of humanitarian daily rations in missions over Afghanistan. The United Kingdom is the C-17's first international customer.
C-32A Executive Transport 	The C-32A is a specially configured Boeing 757-200 for the U.S. Air Force. The aircraft provides safe, reliable worldwide airlift for the Vice President, U.S. Cabinet members and other U.S. government officials. Four C-32As are currently in service.
C-40A Military Transport 	This modified 737-700C jetliner increases the logistical capability of the U.S. Navy's worldwide fleet. It can be configured as an all-passenger, all-cargo or combination passenger-cargo transport. Boeing delivered four C-40As to the Navy in 2001 and will deliver two additional aircraft in 2002. These aircraft have begun replacing the Navy's C-9 fleet of 29 aircraft.
C-40B Executive Transport 	The C-40B is a specially modified Boeing Business Jet that will provide high-performance, flexible and cost-effective airlift support for the Commanders-in-Chief, senior government leadership and team travel. The U.S. Air Force and Air National Guard have ordered three aircraft, which are scheduled to be delivered in 2002 and 2003. Additional orders are anticipated to replace other aging aircraft.
Unmanned Combat Air Vehicle 	The Unmanned Combat Air Vehicle could significantly increase combat effectiveness while reducing the overall cost of operations. The UCAV has a stealthy, tailless, 27-ft. airframe with a 34-ft. wingspan. Its initial mission is to be the suppression of enemy air defenses. Because of their size, lack of pilot interfaces and training requirements, and long-term storage capability, UCAVs could cost 65 percent less to produce than a fighter or strike aircraft, and up to 75 percent less to maintain.
AV-8B Harrier II Plus 	The multimission Harrier II Plus added a multimode radar system and next-generation weapons compatibility to the aircraft's proven vertical/short-takeoff-and-landing capabilities. This aircraft is a product of a Boeing, BAE Systems and Rolls-Royce team and is built for the U.S. Marine Corps, and the Spanish and Italian navies. Most recently, it has been called upon to serve in Operation Enduring Freedom.
F-15E Eagle 	The F-15E Eagle is the world's most capable multirole fighter and the backbone of the U.S. Air Force fleet. The F-15E carries payloads larger than any other tactical fighter but retains the air-to-air capability of the single-mission F-15C. It can operate around the clock and in any weather. Since entering operational service, the F-15 has a perfect air combat record with more than 101 victories and no losses. Three other nations fly the F-15.
F-22 Raptor 	Boeing is teamed with Lockheed Martin, Pratt & Whitney and the U.S. Air Force to develop the F-22 Raptor as a replacement for the F-15C. The fast, agile, stealthy F-22 will take over the air superiority role with Air Combat Command starting in 2005. The Air Force plans to procure 339 F-22s. Production is expected to run through 2013.
F/A-18E/F Super Hornet 	The F/A-18E/F Super Hornet is the cornerstone of U.S. naval aviation and the nation's newest, most advanced strike fighter. Designed to perform both fighter (air-to-air) and attack (air-to-surface, or strike) missions, the Super Hornet provides all the capability, flexibility and performance necessary to modernize the air or naval aviation forces of any country. More than 70 of the 284 Super Hornets on order for the U.S. Navy have been delivered on or ahead of schedule. Production is expected to run through at least 2012.
T-45 Goshawk 	The two-seat T-45 Goshawk is the heart of the integrated T-45 Training System, which the U.S. Navy employs to prepare pilots for the fleet's carrier-based jets. The system includes advanced flight simulators, computer-assisted instruction, a computerized training integration system and logistics support. U.S. Navy and Marine Corps student naval aviators train in the T-45 at Naval Air Stations Meridian, Miss.; and Kingsville, Texas.

Selected Boeing Products, Programs and Services

Boeing Military Aircraft and Missile Systems continued

AH-64D Apache Longbow



The AH-64D Apache Longbow is the most lethal, survivable, deployable and maintainable multimission combat helicopter in the world. In addition to multiyear contracts from the U.S. Army for 501 Apache Longbow helicopters, Boeing is under contract to deliver advanced Apaches to Egypt, Israel, Singapore, The Netherlands and the United Kingdom. Japan is finalizing an agreement for new AH-64Ds, and several other nations are considering the Apache Longbow for their defense forces.

CH-47 Chinook



Preparation is under way for a new modernization program for the U.S. Army's CH-47 Chinook. The CH-47F is scheduled to enter service in 2004 with several major system improvements. Under this program, Chinooks will remain in Army service until at least 2035 and will achieve an unprecedented 75-year service life. Boeing is also manufacturing CH-47SD Chinooks for international customers.

RAH-66 Comanche



The Boeing-Sikorsky team is developing the RAH-66 Comanche, the U.S. Army's 21st-Century combat helicopter. In 2002, the program will validate aircraft systems in extensive flight tests and will prepare for development of additional production-representative aircraft for operational test, evaluation and training.

V-22 Osprey



In partnership with Bell Helicopter Textron, Boeing developed the revolutionary V-22 Osprey tiltrotor aircraft. Carrying greater payload at altitudes and distances of turbo-prop transports, the multiservice, multimission aircraft is being delivered to the U.S. Marine Corps (360) and the U.S. Air Force Special Operations Command (50). The U.S. Navy is scheduled to take delivery of 48 V-22s.

SLAM-ER



CALCM



JDAM



Harpoon



A world leader in all-weather precision munitions, Boeing covers a wide spectrum of strike weapon capabilities. These include the Standoff Land Attack Missile-Expanded Response (SLAM-ER), Joint Direct Attack Munition (JDAM), Conventional Air-Launched Cruise Missile (CALCM), Brimstone and improved Harpoon missiles. Customers include all U.S. military services and the armed forces of 27 other nations.

Boeing Space and Communications

Jim Albaugh, President and CEO / Seal Beach, California

Space Shuttle



The Space Shuttle is the world's only operational, reusable and human-rated launch vehicle. Boeing builds, maintains, modifies and, as a United Space Alliance partner, operates the Shuttle system. Boeing also builds, tests and performs flight processing for the Shuttle's main engines – the world's only reusable liquid-fueled large rocket engines. Boeing-developed upgrades could enable the Shuttle to fly to 2030 and beyond.

Delta II



The Boeing Delta II is a medium-capacity expendable launch vehicle derived from the Delta family of rockets built and launched since 1960. Delta II has become the industry standard for reliability, on-time delivery of payloads to orbit, and customer satisfaction since its introduction in 1989. Delta II enjoys a 98-percent success rate for 100 launches as of year-end 2001.

Delta III



Developed to address the needs of the commercial launch market, Delta III provides a GTO capability of 8,400 pounds (3,810 kilograms), nearly twice the payload of the workhorse Delta II. With the successful launch of Delta III on August 23, 2000, the performance of operational Delta vehicles has nearly doubled.

Delta IV

Medium, Medium-Plus, Heavy



The Delta IV family of launch vehicles is aimed at reducing space launch costs by at least 25 percent. The Delta IV family includes five variants: one Medium, three Medium-Plus and one Heavy. Delta IV vehicles can lift payloads ranging from 9,285 pounds (4,210 kg) to 28,950 pounds (13,130 kg) to geosynchronous transfer orbit and are designed to meet the needs of the commercial and U.S. government launch markets.

Sea Launch Company, LLC



Sea Launch is an international company led by Boeing with partners from firms in Russia, Ukraine and Norway. Sea Launch offers commercial launch services from a mobile sea-based platform positioned on the equator. Sea Launch has had five successful missions since its inaugural launch in 1999. World Headquarters and Home Port are located in Long Beach, Calif.

International Space Station



Boeing is prime contractor to NASA for the design, development and on-orbit performance of the International Space Station. The first components were joined in orbit in 1998. In 2000, the station began hosting humans and, by 2005, will permanently house up to seven crew members. Station assembly will require more than 40 U.S. and Russian launches.

Boeing Space and Communications continued

GMD Prime Contractor



Boeing is prime contractor for the Ground-based Midcourse Defense (GMD) program, which is designed to defend the United States from a limited ICBM attack. The multiyear, multibillion-dollar effort calls for the company to develop, test and integrate all GMD elements. The program has enjoyed several successful integrated flight demonstrations. Current plans include developing and demonstrating the system to a point at which a decision to deploy can be made within the next several years.

Future Imagery Architecture



In 1999, a Boeing-led team was awarded the FIA contract from the National Reconnaissance Office (NRO)– a key element of the NRO's space-based architecture. This significant contract, which extends through 2010, confirms the leadership position of Boeing in the area of space imaging.

Global Positioning System



Boeing has built a total of 40 GPS satellites. Currently, Boeing is under contract to build six follow-on Block IIF satellites with an option for additional vehicles. Additionally, Boeing is under U.S. Air Force contract to lead the ground control segment of the GPS constellation and is competing to build the next generation GPS Block III.

Airborne Laser



Boeing is prime contractor on the Airborne Laser program and leads a team with a $1.3-billion contract to conduct the program definition and risk reduction phase of the ABL program. This U.S. Air Force effort is intended to explore the feasibility of an airborne laser system for defense against tactical theater ballistic missiles during their boost phase. Boeing is also leading a national team on the Space-Based Laser program.

737-700 Airborne Early Warning & Control System



In 2001, a Boeing-led team began working on the development of an AEW&C system for Australia, and continued contract negotiations for the acquisition and development of an AEW&C system for Turkey. The program, which in Australia is known as Project Wedgetail, will utilize 737-700 aircraft to provide airborne electronic and communications systems for the Australian and Turkish defense forces. Boeing has gained significant experience on such systems through 30 years of successfully designing, developing and managing 707 AWACS and 767 AWACS systems and upgrades.

Boeing 376 **Boeing 601** **Boeing 702**



Boeing Satellite Systems is the world's largest manufacturer of commercial communications satellites, and a leader in military communications. Core products include the versatile Boeing 376 spacecraft; the Boeing 601 satellite, the world's best-selling large spacecraft; and the Boeing 702,the world's highest power satellite. Military satellites include the U.S. Air Force Wideband Gapfiller Satellite System and the U.S. Navy UHF Follow-On satellite fleet. Highlights for the year 2001 consisted of new orders for up to 18 satellites and payloads, a string of six successful satellite launches, including the company's milestone 200th, and the demonstration of a new satellite service, Boeing Digital Cinema. Boeing Satellite Systems ends the year with a firm backlog of 35 satellites and payloads, plus options for 12.

Boeing Capital Corporation
Jim Palmer, President / Renton, Washington

Boeing Capital Corporation



Boeing Capital Corporation is a global full-service financier. An asset-based leasing and lending organization, Boeing Capital manages a portfolio of more than $9 billion, and is poised for prudent, profitable growth. For more than 30 years, it has been a provider of financing solutions for all types of commercial and business aircraft, a wide range of commercial equipment, and most recently, space and defense systems.

Connexion by Boeing
Scott Carson, President / Seattle, Washington

Connexion by Boeing


Internet
TV
Intranet

Connexion by Boeing℠ provides high-speed broadband communication services to aircraft in flight. Through the service, high-speed broadband (or high-data-rate) connectivity is delivered directly to airline seats, providing airline passengers and government and private aircraft operators with personalized and secure real-time access to the Internet, company intranets and television and news content. Connexion by Boeing will also provide airline personnel with information that will enhance operational efficiency on the ground and in the air.

Air Traffic Management
John Hayhurst, President / McLean, Virginia and Bellevue, Washington

Air Traffic Management



The concepts under development by Boeing Air Traffic Management will revolutionize the global air transportation system by supporting its safe and unconstrained growth. They will also significantly enhance security by enabling system-wide connectivity between aircraft, ground-based controllers and authorities, and flight operations personnel. Scattered data sources will be seamlessly integrated into a secure and encrypted Common Information Network that will allow the rapid detection of unusual events and enable rapid and collaborative emergency response planning.

Board of Directors

John H. Biggs
Chairman and
Chief Executive Officer
Teachers Insurance and
Annuity Association –
College Retirement Equities Fund
Committees: Compensation, Governance and Nominating*

John E. Bryson
Chairman, President and
Chief Executive Officer
Edison International
Committees: Audit, Finance*

Philip M. Condit
Chairman and
Chief Executive Officer
The Boeing Company

Kenneth M. Duberstein
Chairman and
Chief Executive Officer
The Duberstein Group
Committees: Compensation, Governance and Nominating

John B. Fery
Retired Chairman and
Chief Executive Officer
Boise Cascade Corporation
*Committees: Compensation, Governance and Nominating**

Paul E. Gray
President Emeritus and
Professor of Electrical Engineering
Massachusetts Institute
of Technology
Committees: Audit, Finance

John F. McDonnell
Retired Chairman
McDonnell Douglas Corporation
*Committees: Audit, Finance**

W. James McNerney
Chairman and
Chief Executive Officer
3M
Committees: Audit, Finance

Lewis E. Platt
Retired Chairman, President
and Chief Executive Officer
Hewlett-Packard Company
Committees: Audit, Finance

Rozanne L. Ridgway
Former U.S. Assistant Secretary
of State for Europe and Canada
Committees: Compensation, Governance and Nominating

John M. Shalikashvili
Retired Chairman of the
Joint Chiefs of Staff
U.S. Department of Defense
Committees: Audit, Finance

Harry C. Stonecipher
Vice Chairman
The Boeing Company

**Committee Chair*

Company Officers

Philip M. Condit
Chairman and
Chief Executive Officer

Harry C. Stonecipher
Vice Chairman

James F. Albaugh
Senior Vice President –
President and
Chief Executive Officer,
Space and Communications

Douglas G. Bain
Senior Vice President
and General Counsel

James A. Bell
Vice President,
Finance and Controller

Scott E. Carson
Senior Vice President –
President, Connexion by Boeing

James B. Dagnon
Senior Vice President, People

Gerald E. Daniels
Senior Vice President –
President and Chief Executive
Officer, Military Aircraft
and Missile Systems

Rudy F. de Leon
Senior Vice President,
Washington, D.C. Operations

John B. Hayhurst
Senior Vice President –
President, Air Traffic Management

James C. Johnson
Vice President, Corporate
Secretary and
Assistant General Counsel

Laurette T. Koellner
Senior Vice President –
President, Shared Services Group

Judith A. Muhlberg
Vice President, Communications

Alan R. Mulally
Senior Vice President –
President and Chief Executive
Officer, Commercial Airplanes

James F. Palmer
Senior Vice President –
President, Boeing Capital
Corporation

Thomas R. Pickering
Senior Vice President,
International Relations

Michael M. Sears
Senior Vice President and
Chief Financial Officer

Walter E. Skowronski
Vice President,
Finance and Treasurer

David O. Swain
Senior Vice President,
Engineering and Technology –
Chief Technology Officer

John D. Warner
Senior Vice President
and Chief Administrative Officer

The Boeing Company World Headquarters
The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606-1596
312-544-2000

Transfer Agent, Registrar, Dividend Paying Agent and Plan Administrator
The transfer agent is responsible for shareholder records, issuance of stock certificates, distribution of dividends and IRS Form 1099. Requests concerning these or other related shareholder matters are most efficiently answered by contacting EquiServe Trust Company, N.A.

EquiServe
P.O. Box 43010
Providence, RI 02940-3010
888-777-0923
(toll-free for domestic U.S. callers)
781-575-3400
(non-U.S. callers may call collect)

Boeing registered shareholders can also obtain answers to frequently asked questions, on such topics as transfer instructions, the replacement of lost certificates, consolidation of accounts and book entry shares through EquiServe's home page on the World Wide Web at http://www.equiserve.com.

Registered shareholders also have secure Internet access to their own accounts through EquiServe's home page (see above website address). They can view their account history, change their address, certify their tax identification number, request duplicate statements, make additional investments and download a variety of forms related to stock transactions. If you are a registered shareholder and want Internet access and either need a password or have lost your password, please either log onto EquiServe's website and click on Account Access or call one of the EquiServe phone numbers above.

Annual Meeting
The annual meeting of Boeing shareholders is scheduled to be held on Monday, April 29, 2002. Details are provided in the proxy statement.

Electronic Proxy Receipt and Voting
Shareholders have the option of voting their proxies by Internet or telephone, instead of returning their proxy cards through the mail. Instructions are in the proxy statement and attached to the proxy card for the annual meeting.

Registered shareholders can go to http://www.econsent.com/ba to sign up to receive their annual report and proxy statement in an electronic format in the future. Beneficial owners may contact the brokers or banks that hold their stock to find out whether electronic receipt is available. If you choose electronic receipt, you will not receive the paper form of the annual report and proxy statement. Instead, you will receive notice by e-mail when the materials are available on the Internet.

Written Inquiries May Be Sent To:
Shareholder Services
The Boeing Company
Mail Code 5003-1001
100 N. Riverside Plaza
Chicago, IL 60606-1596

Investor Relations
The Boeing Company
Mail Code 5003-5016
100 N. Riverside Plaza
Chicago, IL 60606-1596

Company Shareholder Services
Pre-recorded shareholder information is available toll-free from Boeing Shareholder Services at 800-457-7723. You may also speak to a Boeing Shareholder Services representative at 312-544-2835 between 8:00 a.m. and 4:30 p.m. Central Time.

To Request an Annual Report, Proxy Statement, Form 10-K or Form 10-Q, Contact:
Data Shipping
The Boeing Company
Mail Code 3T-33
P.O. Box 3707
Seattle, WA 98124-2207
or call 425-393-4964 or
800-457-7723

Boeing on the World Wide Web
The Boeing home page — http://www.boeing.com — is your entry point for viewing the latest Company information about its products and people or for viewing electronic versions of the annual report, proxy statement, Form 10-K or Form 10-Q.

Duplicate Shareholder Accounts
Registered shareholders with duplicate accounts may call EquiServe for instructions on consolidating those accounts. The Company recommends that registered shareholders always use the same form of their names in all stock transactions to be handled in the same account. Registered shareholders may also ask EquiServe to eliminate excess mailings of annual reports going to shareholders in the same household.

Change of Address
For Boeing registered shareholders:
Call EquiServe at 888-777-0923,
or log onto your account at
www.equiserve.com,
or write to EquiServe
P.O. Box 43010
Providence, RI 02940-3010

For Boeing beneficial owners:
Contact your brokerage firm or bank to give notice of your change of address.

Stock Exchanges
The Company's common stock is traded principally on the New York Stock Exchange; the trading symbol is BA. Boeing common stock is also listed on the Amsterdam, Brussels, London, Swiss and Tokyo stock exchanges. Additionally, the stock is traded without being listed, on the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges.

General Auditors
Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
312 946-3000

Equal Opportunity Employer
Boeing is an equal opportunity employer and seeks to attract and retain the best-qualified people regardless of race, color, religion, national origin, gender, sexual orientation, age, disability, or status as a disabled or Vietnam Era Veteran.

Printed in the U.S.A.

The Boeing Company
100 North Riverside Plaza
Chicago, Illinois 60606


BOEING®
Forever New Frontiers

0707-AR-02